FORM 18-K/A
Amendment No. 9
For Foreign Governments and Political Subdivisions Thereof

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT
of

THE REPUBLIC OF ITALY
(Name of Registrant)

Date of end of last fiscal year: December 31, 2001

SECURITIES REGISTERED
(As of close of the fiscal year)

Amounts as to which
	registration is	Names of exchanges on
Title of Issue	effective	registered

—*	—	—

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

RICHARD A. ELY, ESQ
JAMES P. HEALY, ESQ
Skadden, Arps, Slate, Meagher & Flom LLP
One Canada Square,
Canary Wharf
London E14 5DS
England

*	The Republic of Italy files Annual Reports on Form 18-K voluntarily in order for The Republic of Italy to incorporate such Annual Reports into its shelf registration statements.

SUMMARY INFORMATION
REPUBLIC OF ITALY
Area and Population
Government and Political Parties
The European Union
Membership of International Organizations
THE ITALIAN ECONOMY
General
2002 Developments
Gross Domestic Product
Principal Sectors of the Economy
Employment and Labor
Prices and Wages
MONETARY SYSTEM
Monetary Policy
Exchange Rate Policy
Banking Regulation
Credit Allocation
Exchange Controls
THE EXTERNAL SECTOR OF THE ECONOMY
Foreign Trade
Geographic Distribution of Trade
Balance of Payments
Reserves and Exchange Rates
PUBLIC FINANCE
The Budget Process
European Economic and Monetary Union
Accounting Treatment
Measures of Fiscal Balance
The 2003-2006 Stability and Growth Program
The 2003-2006 Program Document
Revenues and Expenditures
Expenditures
Revenues
Government Enterprises
Privatization Program
Government Real Estate Disposal Program
PUBLIC DEBT
General
Summary of Internal Debt
Debt Service
Debt Record
TABLES AND SUPPLEMENTARY INFORMATION

1.	In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

There have been no such modifications.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

There has been no such law, decree or administrative action.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

There has been no such failure.

2.	A statement giving the total outstanding of:

(a)	Internal funded debt of the registrant as of December 31, 2001. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item.)

See “Tables and Supplementary Information”, page 75 of Exhibit (d), which is hereby incorporated by reference herein.

(b)	External funded debt of the registrant as of September 30, 2002. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

See “Tables and Supplementary Information”, pages 76 to 77 of Exhibit (d), which is hereby incorporated by reference herein.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

See “Tables and Supplementary Information”, pages 75 to 77 of Exhibit (d), which is hereby incorporated by reference herein.

4.	(a)	As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the registrant.

(2)	Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

(3)	Total amount otherwise outstanding.

i

Not applicable. The Republic of Italy files Annual Reports on Form 18-K voluntarily in order to incorporate such Annual Reports into its shelf registration statements.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.

5.	A statement giving the estimated total of:

(a)	Internal floating indebtedness of the registrant as of December 31, 2001. (Total to be stated in the currency of the registrant.)

See “Tables and Supplementary Information”, page 75 of Exhibit (d), which is hereby incorporated by reference herein.

(b)	External floating indebtedness of the registrant as of September 30, 2002. (Total to be stated in the respective currencies in which payable.)

See “Tables and Supplementary Information”, pages 76 to 77 of Exhibit (d), which is hereby incorporated by reference herein.

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “Public Finance — Measures of Fiscal Balance”, “— The 2003-2006 Stability and Growth Program”, “— The 2003-2006 Program Document”, “— Revenues and Expenditures”, “— Expenditures”, “— Revenues”, “— Government Enterprises”, “— Privatization Program” and “— Government Real Estate Disposal Program” pages 55 to 68 of Exhibit (d), which are hereby incorporated by reference herein.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the registrant, briefly describe such foreign exchange control.

No foreign exchange control not previously reported was established by the registrant during 2001.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect on any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified by the registrant during 2001.

8.	Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

See “The External Sector of the Economy — Reserves and Exchange Rates”, page 51 of Exhibit (d), which is hereby incorporated by reference herein.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statement should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in items of value and of weight or quantity; if statistics have been established in terms of value, such will suffice.

See “The External Sector of the Economy — Foreign Trade”, “— Geographic Distribution of Trade” and “— Balance of Payments — Current Account and Capital Account” pages 43 to 51 of Exhibit (d), which are hereby incorporated by reference herein.

10.	The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need to be furnished only if the registrant has published balances of international payments.)

See “The External Sector of the Economy — Balance of Payments”, page 47 of Exhibit (d), which is hereby incorporated by reference herein.

EXHIBITS

The following exhibits should be filed as part of the annual report:

(a)	Copies of any amendments or modifications, other than such have been previously filed, to all exhibits previously filed other than annual budgets. If such amendments or modifications are not in the English language, there should be furnished in addition a translation into English if the original exhibit was translated into English.

None.

(b)	A copy of any law, decree, or administrative document outlined in answer to Item 1(b). If such law, decree or document is not in the English language, there should be furnished in addition thereto a translation thereof into English.

None.

(c)	A copy of the latest annual budget of the registrant, if not previously filed, as presented to its legislative body. This document need not be translated into English.

The following documents have been previously filed:

The latest annual budget for the registrant as set forth in The Program Document for 2003-2006 (Documento di Programmazione Economica e Finanziaria per gli anni 2002-2006 — DPEF) dated July 5, 2002, as revised in the most recent update to the annual budget as set forth in the Update to the 2003-2006 Program Document (Nota di Aggiornamento al Documento di Programmazione Economico Finanziaria per gli anni 2003-2006) dated September 30, 2002 and in the Annual Program Report for 2003 (Relazione Previsionale e Programmatica per il 2003 — RPP) dated September 30, 2002.

(d)	The registrant may file such other exhibits as it may desire, marking them so as to indicate clearly the items to which they refer.

Description, dated December 31, 2002, of The Republic of Italy.

This annual report comprises:

(a)	Pages numbered i to vi consecutively.

(b)	The following exhibits:

Exhibit (a) — None.

Exhibit (b) — None.

Exhibit (c) — None.

Exhibit (d) — Description, dated December 31, 2002, of The Republic of Italy.

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

SIGNATURE

     Pursuant to the requirements of the United States Securities Exchange Act of 1934, the registrant Republic of Italy has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rome, Italy on January 16, 2003.

REPUBLIC OF ITALY

By:	/s/ DOMENICO SINISCALCO

	Name:	Prof. Domenico Siniscalco
	Title:	Director General Treasury Department Ministry of Economy and Finance

v

EXHIBIT INDEX

Exhibit	Description	Page No.

(d)	Description, dated December 31, 2002, of the Republic of Italy	1

Exhibit (d)

DESCRIPTION OF
THE REPUBLIC OF ITALY

December 31, 2002

INCORPORATION OF DOCUMENTS BY REFERENCE

     This document is an exhibit to Amendment No. 9 to The Republic of Italy’s Annual Report on Form 18-K/A (“Annual Report”) under the U.S. Securities Exchange Act of 1934 for the fiscal year ended December 31, 2001. All amendments to the Annual Report filed by The Republic of Italy on Form 18-K/A following the date hereof shall be incorporated by reference into this document. Any statement contained in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this document to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.

     Except as otherwise specified, all amounts are expressed in euro (“euro”). With the implementation of the third stage of European Economic and Monetary Union on January 1, 1999, the exchange rate between the euro and lire was irrevocably fixed at Lit. 1,936.27 per €1.00. For convenience, amounts for prior years have been translated at the same rate and depict the same trends as they would had they been presented in lire. Prior to 1999, however, the exchange note of the lira (“lira” or “lire”) against other euro constituent currencies was subject to market fluctuation. See “Monetary Policy — Exchange Rates and Exchange Rate Policy” for certain information concerning the exchange rate of the lira and euro against the U.S. dollar. We make no representation that the euro amounts referred to in this Annual Report could have been converted into U.S. dollars at any particular rate.

Defined terms and conventions.

     We use terms in this Annual Report that may not be familiar to you. These terms are commonly used to refer to economic concepts that are discussed in this Annual Report. Set forth below are some of the terms used in this Annual Report.

•	Gross domestic product or GDP means the total value of products and services produced inside a country during the relevant period.

•	Gross national product or GNP means GDP plus income earned by a country’s nationals from products produced, services rendered and capital invested outside the home country, less income earned inside the home country by non-nationals.

•	Imports and Exports. Imports are goods brought into a country from a foreign country for trade or sale. Exports are goods taken out of a country for trade or sale abroad. Data on imports and exports included in this Annual Report are derived from customs documents for non-European Union countries and data supplied by other member states of the European Union.

•	The unemployment rate is calculated as the ratio of the members of the labor force who register with local employment agencies as being unemployed to the total labor force. “Labor force” means people employed and people over the age of 15 looking for a job. The reference population used to calculate the Italian labor force in this Annual Report consists of all household members present and resident in Italy and registered with local authorities.

•	The inflation rate is measured by the year-on-year percentage change in the general retail price index, unless otherwise specified. The general retail price index is calculated on a weighted basket of consumer goods and industrial products using a monthly averaging method. Year-on-year rates are calculated by comparing the average of the twelve monthly indices for the later period against the average of the twelve monthly indices for the prior period.

•	Net borrowing, or budget deficit, is consolidated revenues minus consolidated expenditures of the general government. This is the principal measure of fiscal balance for countries participating in the European Economic and Monetary Union and is calculated in accordance with European Union accounting requirements.

•	Primary balance, is net borrowing less interest payments and other borrowing costs of the general government. The primary balance is used to measure the effect of discretionary actions taken to control expenditures and increase revenues.

     Unless otherwise indicated, we have expressed:

•	all annual rates of growth as average annual compounded rates;

•	all rates of growth or percentage changes in financial data in constant prices adjusted for inflation; and

•	all financial data in current prices.

Information Sources

     The source for most of the financial and demographic statistics for Italy included in this Annual Report is Istituto Nazionale di Statistica, or ISTAT, a government entity established to provide comprehensive information used for European comparisons, and elaborations on such data and other data published in the Annual Report of the Bank of Italy (Banca d’Italia) dated May 31, 2002. We also include in this Annual Report information published by the Organization for Economic Co-operation and Development, or OECD, the Statistical Office of the European Communities, or Eurostat, particularly in connection with comparative data. Certain other financial and statistical information contained in this Annual Report has been derived from official Italian government sources, including the 2003-2006 Program Document (Documento di Programmazione Economica e Finanziaria) and the 2002 Stability and Growth Program (Programma di Stabilitá dell’Italia — Aggiornamento Novembre 2002). In this Annual Report we have substituted statistical data published by ISTAT for equivalent information derived from Bank of Italy sources that was published in earlier filings we have prepared.

Revised National Accounts

     In 1999, ISTAT introduced a new system of national accounts in accordance with the new European System of Accounts (ESA95) as set forth in European Union Regulation 2223/1996. The revenues, expenditures and debt figures in this Annual Report from and including 1997 have been restated and are in accordance with, and reflect the changes introduced by the adoption of ESA95 and differ from data published in filings with the U.S. Securities and Exchange Commission before January 2001. See “Public Finance — Accounting Treatment — Revised National Accounts.”

     All references herein to “Italy” or the “Republic” are to The Republic of Italy, all references herein to the “Government” are to the central Government of The Republic of Italy and all references to the “general government” are collectively to the central Government and local government sectors and social security funds (those institutions whose principal activity is to provide social benefits), but exclude government owned corporations. In addition, all references herein to the “Treasury” or the “Ministry of the Treasury” or the “Ministry of Economy and Finance” or the “Ministry” are interchangeable and refer to the same entity. The Treasury changed its name to The Ministry of Economy and Finance on May 13, 2001.

SUMMARY INFORMATION

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this document.

     Gross Domestic Product: The economy of the Republic of Italy, as measured by 2001 gross domestic product, is the sixth largest in the world, according to OECD data published in June 2002. Italy has experienced real GDP growth in each of the last five years, with real GDP growth of 1.8 per cent in 2001, down from 2.9 per cent in 2000. Italy’s economic growth during 2001 was negatively affected by several external factors, including a slowdown in the global and U.S. economies, the volatility of financial markets, the rise in petrol prices in 2000 and a slowdown in internal demand and investments, partially offset by a slight growth in net exports. In 2001, however, Italy’s GDP growth was higher, for the first time since 1995, than the GDP growth of the euro area as a whole.

     The European Economic and Monetary Union: Italy is a signatory of the Treaty of European Union of 1992, also known as the “Maastricht Treaty”, which established the European Economic and Monetary Union, or EMU, culminating in the introduction of a single currency. Eleven member countries, including Italy, met the budget deficit, inflation, exchange rate and interest rate requirements of the Maastricht Treaty and were included in the first group of countries to join the EMU on January 1, 1999. On that date conversion from their old national currencies into the euro was irrevocably fixed and the euro became legal tender. On January 4, 1999 the noon buying rate for the euro, as reported by the Federal Reserve Bank of New York (the “Noon Buying Rate”) was €1 for US$1.1812. Since that date the euro depreciated against the dollar, reaching a low of €1 for $0.8270 on October 25, 2000. On December 31, 2002, the Noon Buying Rate was €1 for $1.0485. The euro was introduced in physical form in the countries participating in the EMU on January 1, 2002 and replaced national notes and coins entirely on February 28, 2002.

     Foreign Trade: Over half of Italy’s exports and imports involve other European Union countries. Italy’s main exports are manufactured goods, including industrial machinery, office machinery, automobiles, clothing, shoes and textiles. In 2000 Italy had a current account deficit for the first time since 1992. This followed a contraction in Italy’s current account surplus in each of 1997, 1998 and 1999, mainly due to increased competition from developing countries in South-East Asia and to the depreciation of currencies in Asia, making exports from those regions more competitive in world markets. In 2001 Italy’s current account was substantially balanced, principally reflecting a sharper decline in the growth of imports than exports during the year.

     Inflation: In 2001, consumer price inflation progressively increased in the countries in the euro area to 2.7 per cent, compared to 2.3 per cent in 2000. Consumer price inflation in Italy increased to 2.7 per cent in 2001, compared to 2.6 per cent in 2000. Producer prices in 2001 increased by 2.1 per cent in the euro area and by 1.9 per cent in Italy.

     Public Finance: Italy historically has experienced substantial budget deficits and high public debt. Countries participating in the EMU are required to reduce “excessive deficits”, adopting budgetary balance as a medium-term objective, and to reduce public debt. Despite increases in social security benefit payments and pension payments, Italy met ambitious targets for net borrowing reduction in 1999 and 2000 by introducing tax reform legislation and improving its tax management system. Net borrowing, however, increased in 2001 due to lower than expected general government revenues. As a percentage of GDP, net borrowing increased to 2.2 per cent in 2001 from 0.5 per cent in 2000 (including revenues from UMTS licenses) and 1.8 per cent in 1999. Italy’s public debt as a percentage of GDP declined from 120.2 per cent in 1997 to 109.9 per cent in 2001, due primarily to the repayment of debt with proceeds from Italy’s privatization program.

     Privatization Activities: Since 1994, the Treasury has carried out a number of privatizations in the financial institutions sector, the telecommunications sector and the energy sector. From 1994 to June 2002, the Treasury’s privatization program generated proceeds of €66 billion , making the Italian privatization program one of the largest and most successful privatization programs in Europe. Proceeds from privatizations in 2001, including revenues from IRI’s disposal program, were the lowest since 1994 and amounted to €3 billion, compared to approximately €10 billion in the previous year.

     The Italian Political System: Italy is a democratic republic. The Government operates under a Constitution that provides for a division of powers among Parliament, the executive branch and the judiciary. Parliament comprises a Senate and a Chamber of Deputies. The executive branch consists of a Council of Ministers selected and headed by a Prime Minister. The Prime Minister is appointed by the President of the Republic and his government is confirmed by Parliament. Following the general Parliamentary elections held on May 13, 2001, the Casa delle Libertà, the center-right coalition led by Mr. Silvio Berlusconi, obtained a majority in both the Chamber of Deputies and in the Senate. As a result, President Carlo Azeglio Ciampi appointed Mr. Berlusconi as Prime Minister. The new government was sworn in on June 11, 2001. The newly formed government subsequently received a vote of confidence by a majority of the Parliament. Italy is a civil law jurisdiction, with judicial power vested in ordinary courts, administrative courts and courts of accounts.

REPUBLIC OF ITALY

Area and Population

     Geography. The Republic of Italy is situated in south central Europe on a peninsula approximately 1,120 kilometers (696 miles) long, and includes the islands of Sicily and Sardinia in the Mediterranean Sea and numerous smaller islands. To the north, Italy borders on France, Switzerland, Austria and Slovenia along the Alps, and to the east, west and south it is surrounded by the Mediterranean Sea. Its total area is approximately 301,300 square kilometers (116,336 square miles), and it has 7,375 kilometers (4,582 miles) of coastline. The independent States of San Marino and Vatican City, whose combined area is approximately 61 square kilometers (24 square miles), are located within the same geographic area. The Apennine Mountains running along the peninsula and the Alps north of the peninsula give much of Italy a rugged terrain.

     Population. At the end of 2001, Italy’s population was estimated to be approximately 57.8 million, accounting for approximately 15.4 per cent of the European Union, or EU, population. Italy is the fourth most populated country in the European Union after Germany, France and the United Kingdom. According to 2001 ISTAT data, the eight regions in the southern part of the peninsula including Sicily and Sardinia, known as the “Mezzogiorno”, have a population of approximately 20.9 million. Northern and central Italy have a population of approximately 25.8 million and 11.1 million, respectively. The breakdown of the resident population by age group at the end of 2001 was as follows:

•	under 20	19.6%
•	20 to 39	30.0%
•	40 to 59	26.1%
•	60 and over	24.3%

Source: ISTAT (2001)

     From 1993 to 2001, the number of deaths in Italy exceeded the number of births. Italy’s fertility rate is one of the lowest in the world, while life expectancy for Italians is among the highest in the world. Because population growth has been low in recent years, the average age of the population is increasing. Based on 2001 ISTAT data, population density is approximately 192 persons per square kilometer.

     Rome, the capital and largest city, is situated near the western coast approximately halfway down the peninsula, and had a population of 2.6 million in 2001. The next largest cities are Milan, with a population of 1.3 million, Naples, with 1.0 million, and Turin, with 0.9 million. According to the 2001 census, approximately 44.2 per cent of Italy’s population lives in urban areas.

     Like other EU countries, Italy has experienced significant immigration in recent years, particularly from North Africa and Eastern European countries. According to ISTAT data, at January 1, 2001 there were approximately 1.5 million foreigners holding permits to live in Italy, a 15.3 per cent increase from 2000. Approximately 90 per cent of these were from outside of the European Union. However, it is estimated that approximately 86 per cent of the foreigners living in Italy do so illegally. Immigration legislation has been the subject of intense political debate since the early 1990s. Italy tightened its immigration laws in March 1998 and initiated bilateral agreements with several countries for cooperation in identifying illegal immigrants. Additional measures to further tighten immigration laws were introduced by the Italian government in early 2002, as was the trend across most of the European Union, in an attempt to control the increase of illegal immigrants.

Government and Political Parties

     Italy was originally a loose-knit collection of city-states, most of which united into one Kingdom in 1861. It has been a democratic republic since 1946. The Government operates under a Constitution, originally adopted in 1948, that provides for a division of powers among the legislative, executive and judicial branches.

     The Legislative Branch. Parliament consists of a Chamber of Deputies, with 630 elected members, and a Senate, with 315 elected members and a small number of life Senators, consisting of former Presidents of the Republic and prominent individuals appointed by the President. The Chamber of Deputies and the Senate equally share and have substantially the same legislative power. Any statute must be approved by both assemblies before being enacted. Except for life Senators, members of Parliament are elected for five years by direct universal adult suffrage, although elections have been held more frequently in the past because the instability of multi-party coalitions has led to premature dissolutions of Parliament.

     The Executive Branch. The head of State is the President, elected for a seven-year term by an electoral college that includes the members of Parliament and 58 regional delegates. The current President, Carlo Azeglio Ciampi, was elected in May 1999. The President has the power to appoint the Prime Minister and to dissolve Parliament. The Constitution also grants the President the power to appoint one-third of the members of the Constitutional Court, to call general elections and to command the armed forces. The President nominates and the Parliament confirms the Prime Minister, who is the effective head of Government. The Council of Ministers is appointed by the President on the Prime Minister’s advice. The Prime Minister and Council of Ministers are responsible to both houses of Parliament and must resign if Parliament passes a vote of no confidence in the administration.

     The Judicial Branch. Italy is a civil law jurisdiction. Judicial power is vested in ordinary courts, administrative courts and courts of accounts. The highest ordinary court is the Corte di Cassazione in Rome, where judgments of lower courts of local jurisdiction may be appealed. The highest of the administrative courts, which hear claims against the State and local entities, is the Consiglio di Stato in Rome. The Corte dei Conti in Rome supervises the preparation of, and adjudicates, the State budget of Italy. There is also a Constitutional Court (Corte Costituzionale) that does not exercise general judicial powers, but adjudicates conflicts among the other branches of government and determines the constitutionality of statutes. Criminal matters are within the jurisdiction of the criminal law divisions of ordinary courts, which consist of magistrates who either act as judges in criminal trials or are responsible for investigating and prosecuting criminal cases. Discussions are underway in Italy to reform the criminal justice system by increasing the separation between criminal judges and prosecutors.

     Political Parties. The main political parties are grouped into two opposing coalitions: the Ulivo and the Casa delle Libertà. The Ulivo coalition was created by former Prime Minister Romano Prodi in 1995 to combine centrist and leftist forces. The cohesion of the coalition was weakened by the collapse of the Prodi government in September 1998. The Ulivo coalition currently consists of the Democratici di Sinistra, the largest political party representing Italy’s moderate leftist forces and numerous smaller political parties including center-left and leftist forces. The Casa delle Libertà was created in 1994 to combine center-right and right forces and currently consists of Forza Italia, the center-right political party led by Mr. Silvio Berlusconi, Alleanza Nazionale, representing the right led by Mr. Gianfranco Fini, the Lega Nord, the federalist party led by Mr. Umberto Bossi and other smaller political parties. Rifondazione Comunista, the communist party, is led by Mr. Fausto Bertinotti and is not allied with Ulivo.

     Elections. Except for a brief period, no one party has been able to command an overall majority in Parliament, and, as a result, Italy has a long history of weak coalition governments. In 1993, Parliament adopted a partial “first past the post” voting system for the election of 75 per cent of the members of both the Senate and the Chamber of Deputies. Under this system, the candidate receiving the largest number of votes in a single district wins. The remaining 25 per cent are elected through a proportional representation system. In the Chamber of Deputies, only parties that receive 4 per cent of the total vote on a nationwide basis are eligible for the seats elected by proportional representation. These modifications of the voting system have resulted in a significantly smaller number of Parliamentary seats held by parties with relatively small shares of the popular vote. Historically, however, government stability has depended on the larger parties’ coalitions with smaller parties.

     Following the general elections held on May 13, 2001, the Casa delle Libertà obtained a majority in Parliament and Mr. Berlusconi was appointed to form a new Government, which was sworn in on June 11, 2001.

     Political Regions. Italy is divided into 20 regions containing 103 provinces. The Italian Constitution reserves certain functions, including police services, education and other local services, to the regional and local governments. Following a Constitutional reform passed by Parliament in 2001, additional legislative and executive powers were transferred to the regions. Legislative competence that historically had belonged exclusively to Parliament was transferred in certain areas (including, foreign trade, health and safety, ports and airports, transport network and energy production and distribution) to a regime of shared responsibility whereby the national government promulgates legislation defining fundamental principles and the regions promulgate implementing legislation. Furthermore, in all areas that are not either subject to exclusive competence of the Parliament or in a regime of shared responsibility between Parliament and the regions, exclusive regional competence will be conferred upon request of the relevant region, subject to Parliamentary approval. In addition, in accordance with this devolution program, regions have been granted the right to levy local taxes and collect national taxes referable to their territory. A portion of these national taxes will continue to accrue to a national fund to be divided among regions according to their needs.

     The Italian Constitution grants special status to five regions (Sicily, Sardinia, Trentino-Alto Adige, Friuli-Venezia Giulia and Valle d’Aosta) providing them with additional legislative and executive powers.

     Referenda. An important feature of Italy’s Constitution is the right to hold a referendum to abrogate laws passed by Parliament. Upon approval, a referendum has the legal effect of automatically annulling legislation to which it relates. Exceptions to this right are matters relating to taxation, as well as the State budget, the ratification of international treaties and judicial amnesties. A referendum can be held at the request of 500,000 signatories or five regional councils. In order for a referendum to be approved, a majority of the Italian voting population must vote in the referendum and a majority of such voters must vote in favor of the referendum.

The European Union

     Italy is a founding member of the European Economic Community, which now forms part of the European Union. Italy is one of the 15 current members of the EU together with Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Luxembourg, The Netherlands, Portugal, Spain, Sweden and the United Kingdom. Together, these countries have a population of approximately 374 million.

     In 1998, the European Union started negotiations with six candidate countries for the enlargement of its borders. In December 1999, the negotiations were extended to seven other countries. It is intended that these 13 countries (Bulgaria, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Romania, Slovak Republic, Slovenia, Cyprus, Malta and Turkey) will join the European Union in different phases. The Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, the Slovak Republic, Slovenia, Cyprus, Malta and Turkey are provisionally scheduled to join in 2004, adding more than 65 million people to the EU’s population.

     The EU member states have agreed to delegate sovereignty for certain matters to independent institutions that represent the interests of the union as a whole, its member states and its citizens. Set forth below is a summary description of the main EU institutions and their role in the European Union.

     The Council of the EU. The Council of the EU, or the Council, is the EU’s main decision-making body. It meets in different compositions by bringing together on a regular basis ministers of the member states to decide on matters such as foreign affairs, finance, education and telecommunications. The Council mainly exercises, together with the European Parliament, the European Union’s legislative function and promulgates:

•	regulations, which are EU laws directly applicable in member states;

•	directives, which set forth guidelines that member states are required to enact by promulgating national laws; and

•	decisions, through which the Council implements EU policies.

     The Council also coordinates the broad economic policies of the member states and concludes, on behalf of the EU, international agreements with one or more States or international organizations. In addition, the Council:

•	shares budgetary authority with Parliament;

•	takes the decisions necessary for framing and implementing the common foreign and security policy; and

•	coordinates the activities of member states and adopts measures in the field of police and judicial cooperation in criminal matters.

     The European Parliament. The European Parliament is elected every five years by direct universal suffrage. The European Parliament has three essential functions:

•	it shares with the Council the power to adopt directives, regulations and decisions.

•	it shares budgetary authority with the Council, and can therefore influence EU spending.

•	it approves the nomination of EU Commissioners, has the right to censure the EU Commission and exercises political supervision over all the EU institutions.

     The European Commission. The European Commission traditionally upholds the interests of the EU as a whole and has the right to initiate draft legislation by presenting legislative proposals to the European Parliament and Council. The European Commission consists of 20 members appointed by the member states for five-year terms. France, Germany, Italy, Spain and the United Kingdom currently have the right to appoint two members each to the European Commission, while the other member states may only appoint one member.

     Court of Justice. The Court of Justice ensures that Community law is uniformly interpreted and effectively applied. It has jurisdiction in disputes involving member states, EU institutions, businesses and individuals. A Court of First Instance has been attached to it since 1989.

     Other Institutions. Other institutions that play a significant role in the European Union are:

•	the European Central Bank, which is responsible for defining and implementing a single monetary policy in the euro area;

•	the Court of Auditors, which checks that all the Union’s revenue has been received and that all its expenditures have been incurred in a lawful and regular manner and oversees the financial management of the EU budget; and

•	the European Investment Bank, which is the European Union’s financial institution, supporting the EU objectives by providing long-term finance for specific capital projects.

Membership of International Organizations

     Italy is also a member of the North Atlantic Treaty Organization (NATO), as well as many other regional and international organizations, including the United Nations and many of its affiliated agencies. Italy is one of the Group of Eight (G-8) industrialized nations, together with the United States, Japan,

Germany, France, the United Kingdom, Canada and Russia and a member of the Organization for Economic Co-operation and Development (OECD), the World Trade Organization (WTO), the International Monetary Fund (IMF), the International Bank for Reconstruction and Development (World Bank), the European Bank for Reconstruction and Development (EBRD) and other regional development banks.

THE ITALIAN ECONOMY

General

     According to OECD data published in June 2002, the economy of Italy, as measured by 2001 GDP, is the sixth largest in the world, after the United States, Japan, Germany, France and the United Kingdom.

     The Italian economy developed rapidly in the period following World War II, as large-scale, technologically advanced industries flourished along with more traditional agricultural and industrial enterprises. Between 1960 and 1974, Italian GDP, adjusted for changes in prices, or “real GDP”, grew by an average of 5.2 per cent per year. As a result of the 1973-74 oil price shocks and the accompanying worldwide recession, output declined by 2.1 per cent in 1975, but between 1976 and 1980 real GDP again grew by an average rate of approximately 4 per cent per year. During this period, however, the economy experienced higher inflation, driven in part by wage inflation and high levels of borrowing by the Government.

     Italy experienced slower economic growth in the early 1980s, which was followed by solid economic growth until 1989, when the Italian economy slowed down due to a worldwide economic downturn. For the 1980s as a whole, real GDP growth in Italy averaged 2.4 per cent per year, compared with 2.2 per cent per year for the European Union. From 1989 to mid-1992, domestic consumption and productivity growth remained high compared with most European economies, but Italy’s relatively high inflation rate, coupled with persistently high unit labor costs and the strength of the lira, significantly reduced Italian competitiveness and increased import penetration.

     The table below shows the annual percentage change in real GDP growth for Italy and the European Union, including Italy, for the period 1993 through 2001.

Annual Per Cent Change in Real GDP

	1993	1994	1995	1996	1997	1998	1999	2000	2001

Italy	(0.9)	2.2	2.9	1.1	2.0	1.8	1.6	2.9	1.8
euro area(1)	(0.8)	2.4	2.2	1.4	2.3	2.9	2.7	3.5	1.5

(1)	The euro area column represents the 12 countries participating in the EMU.

Source: Annual Report of the Bank of Italy (May 2002)

     For Italy the 1990s marked the period of slowest economic growth since World War II. The combination of an economic slow-down experienced throughout the European Union and high interest rates affected Italy’s real GDP growth in 1992 and 1993. Tighter fiscal policy, which followed the lira’s suspension from the Exchange Rate Mechanism in September 1992, led Italy’s economy into recession and in 1993 real GDP decreased by 0.9 per cent. The economy recovered in 1994 primarily as a result of an increase in exports resulting largely from the depreciation of the lira. The recovery continued in 1995, fueled by additional investment in the manufacturing sector. Expansion after 1995 continued at a more modest pace, with Italy’s GDP growth rate lagging behind those of other major European countries. Italy’s GDP grew by an average of 2.0 per cent per year during the period 1997 through 2001, compared to 2.6 per cent in the 12 country euro zone during the same period. In 2001, however, Italy’s GDP growth rate of 1.8 per cent exceeded the growth rate of the euro zone (1.5 per cent) for the first time since 1995.

     The growth gap between other European countries and Italy from 1995 to 2000 reflects the persistence of several medium and long-term factors, including the difficulties in fully integrating southern Italian regions into the more dynamic economy of northern and central Italy, unfavorable export specialization in traditional goods, inadequate infrastructure, the incomplete liberalization process and insufficient flexibility of national markets. The effects of these factors were aggravated by the crisis in the emerging markets of

South-east Asia, the increasing mobility of capital, the reduction of barriers to international competition and the reduction of subsidies for national industries.

     The acceleration in Italy’s real GDP growth rate in 2000 began in the second half of 1999 and was due to improving exports, industrial production and growing domestic demand. The decrease experienced in 2001 was due primarily to the decrease in world trade resulting from the slowdown in the global and U.S. economies, the volatility of financial markets, a rise in petrol prices in 2000 and a slowdown in domestic private sector consumption and investments, partially offset by a slight growth in net exports.

     The Italian Government historically has experienced substantial budget deficits. Among other factors, this is largely attributable to high levels of social spending and the fact that social services and other non-market activities of the central and local governments account for a relatively significant percentage of total employment. Countries participating in the European Economic and Monetary Union are required to reduce “excessive deficits” and adopt budgetary balance as a medium term objective. General government net borrowing was reduced to 2.8 per cent of GDP in 1998, mainly due to an increase in general government revenues resulting from the improving economy. As a percentage of GDP, net borrowing decreased to 1.8 per cent in 1999 and further to 0.5 per cent in 2000. The decrease in 2000 was primarily due to proceeds from the sale of UMTS licenses. Net borrowing increased to 2.2 per cent of GDP in 2001 due to lower than projected general government revenues.

     A longstanding objective of the Government has been to control the debt-to-GDP ratio. Government debt has been falling relative to GDP since 1994; however, it remains above the debt ceiling required under the Maastricht Treaty. The ratio of Government debt-to-GDP was 110.5 per cent in 2000 and 109.9 per cent in 2001. Under the long-term debt reduction plan presented by the Government on September 30, 2002 (which updated the 2003-2006 Program Document), the debt-to-GDP ratio is projected to fall by an average of 3 per cent of GDP per year from 109.4 per cent in 2002 to 96.4 in 2006, meeting the Maastricht Treaty requirement of 60 per cent in 2016.

     Historically, Italy has had a high savings rate. The savings rate has declined, however, over the past three decades. As a percentage of gross national disposable income, which measures total incomes of a country’s nationals after providing for capital consumption (the replacement value of capital used up in the process of production), private sector saving averaged 28.7 per cent in the period from 1981 to 1990 and 24.0 per cent in the period from 1991 to 2000. Private sector saving as a percentage of gross national disposable income was 19.2, 18.9 and 18.8 per cent in 1999, 2000 and 2001, respectively. Because of the high savings ratio, the Government has been able to raise large amounts of funds through issuances of Treasury securities in the domestic market, with limited recourse to external financing. One of the rationales underlying the Government’s objective of reducing the size of the budget deficit is to direct a greater portion of these savings toward investment in the private sector.

     The Italian economy is characterized by significant regional disparities, with the level of economic development of southern Italy well below that of northern Italy. According to the Annual Report of the Bank of Italy for 2000, the per capita GDP of the Mezzogiorno was 57.8 per cent of the per capita GDP of northern Italy in 1989, and progressively decreased to 57.0 per cent in 2000. In per capita terms, the growth differential has been stable since 1997 due mainly to migration from the Mezzogiorno to the northern regions of Italy. The marked regional divide in Italy is also evidenced by the difference in unemployment rates. While unemployment in the north of Italy progressively decreased from 6.3 per cent in 1997 to 4.0 per cent in 2001, well below the average unemployment rate of countries in the euro area at 11.4 per cent and 8.3 per cent in 1997 and 2001, respectively, unemployment in the Mezzogiorno was 21.3 per cent in 1997 and 19.3 per cent in 2001.

     After increasing modestly from 1995 to 1998, employment grew faster between 1999 and 2001, particularly in the service sector. Employment for the year ended December 31, 2001 grew by approximately 443,000 labor units, or 2.1 per cent, compared to 2000. Total labor force expanded in the period from 1997 through 2001 by 5.9 per cent, as a result of the higher number of female workers joining the labor force annually. A key objective of the Government is job creation, with the goal of increasing employment by approximately 1.6 per cent in each year from 2003 through 2006 by increasing the flexibility of the labor market through further deregulation and increasing the employment of females and individuals aged 55-64. See “— Employment and Labor.”

     Inflation, as measured by the consumer price index, has declined from rates exceeding 20 per cent in the early 1980s to 2.6 per cent at December 31, 2000 and 2.7 per cent at December 31, 2001. See “— Prices and Wages.”

2002 Developments

     Italy’s real GDP grew at a seasonally adjusted rate of 0.2 per cent both during the second quarter of 2002 and for the year ended June 30, 2002, based on ISTAT data. Italy’s seasonally adjusted average unemployment rate continued to decline and was at 9.1 per cent during the first six months of 2002. Consumer prices, as measured by the harmonized EU consumer price index, had increased at an annual rate of 2.8 per cent during September 30, 2002.

     In July 2002 the government finalized and presented to Parliament its 2003-2006 Program Document, which was updated by the Government on September 30, 2002. The following table sets forth information on Italy’s key public finance ratio estimates for 2002 published in the update to the 2003-2006 Program Document.

Public Finance Ratio Estimates for 2002

2002

(Estimate)
Real GDP (% growth rate)	0.6
Net borrowing, as a percentage of GDP	2.1
Structural net borrowing, as a percentage of GDP	1.2
Primary Balance, as a percentage of GDP	3.8
Public debt, as a percentage of GDP	109.4
Inflation (% real growth rate)	2.4
Unemployment rate (%)	9.1

Source: Update to the 2003-2006 Program Document

Gross Domestic Product

     In the late 1980’s and early 1990’s, Italian industry struggled to compete globally primarily due to a high wage environment and the use of exchange-rate policies to limit inflation. Following the collapse in the value of the lira in September 1992, exports increased, leading to an economic recovery that began in 1994 and continued through most of 1995. GDP growth continued at a slower pace in subsequent years. From 1996 to 1999, average annual real GDP growth in Italy was 1.6 per cent, compared to 2.3 per cent in the euro area, reflecting a range of factors including weak demand in key European export markets, the effects of the Asian crisis in 1998, declining private consumption resulting from the elimination of incentives for car purchases introduced in 1997 and weak disposable income growth. Furthermore, during this period Italy suffered the lagged effects of fiscal tightening and reform of the social security and welfare systems. In 2000, Italy’s GDP attained its most significant growth since 1995 at 2.9 per cent, compared to 3.5 per cent in the 11 country euro area. Italy’s GDP growth rate in 2001 of 1.8 per cent exceeded the growth rate of the euro area (1.5 per cent) for the first time since 1995. The decrease in real GDP growth in 2001 is due primarily to the decrease in world trade resulting from the slowdown in the global and U.S. economies, the volatility of financial markets, a rise in petrol prices in 2000 and a slowdown in domestic private sector consumption and investments, partially offset by a slight growth in net exports.

     The following tables set forth information relating to nominal (unadjusted for changing prices) and real GDP and expenditures for the periods indicated.

GDP Summary

	1997(1)	1998(1)	1999	2000	2001

Nominal GDP (millions of €)	1,026,285	1,073,019	1,108,497	1,164,767	1,216,583
Real GDP(2) (millions of €)	952,050	969,130	984,567	1,012,802	1,030,910
Real GDP % Change	2.0%	1.8%	1.6%	2.9%	1.8%
Population (in thousands)	57,563	57,613	57,655	57,680	57,844
Nominal per capita GDP	17,829	18,625	19,226	20,194	21,032
Real per capita GDP(2)	16,539	16,821	17,077	17,559	17,822

(1)	Lire amounts have been translated into euros at the fixed exchange rate of Lit. 1936.27 to €1.00, which took effect on January 1, 1999. For convenience, amounts for prior years have been translated at the same rate and depict the same trends as they would had they been presented in lire.
(2)	Constant euro with purchasing power equal to the average for 1995.

Source: Annual Report of the Bank of Italy (May 2002)

Real GDP and Expenditures

	1997(1)	1998(1)	1999	2000	2001

	(euro in millions)
Real GDP	952,050	969,130	984,567	1,012,802	1,030,910
Add: Imports of goods and services	232,621	253,285	266,639	291,669	292,151

of which
goods	176,168	189,142	200,903	225,838	224,263
services	56,453	64,143	65,736	65,831	67,888
Total supply of goods and services	1,184,672	1,222,415	1,251,206	1,304,471	1,323,061
Less: Exports of goods and services	267,151	276,325	277,059	309,510	311,897

of which
goods	209,279	215,802	217,496	245,221	246,268
services	57,873	60,523	59,563	64,289	65,629
Total goods and services available for domestic expenditure	917,521	946,090	974,147	994,961	1,011,164

Domestic expenditure
Private sector consumption	562,337	580,294	594,271	610,265	616,981
Public sector consumption	171,175	171,730	174,131	177,165	181,321

Total domestic consumption	733,512	752,024	768,402	787,430	798,302
Gross fixed investment	179,114	186,229	196,755	209,446	214,464
Changes in inventories	4,894	7,837	8,991	(1,914)	(1,602)

Total domestic expenditures	917,521	946,124	974,547	996,928	1,011,164

(1)	Lire amounts have been translated into euros at the fixed exchange rate of Lit. 1936.27 to € 1.00, which took effect on January 1, 1999. For convenience, amounts for prior years have been translated at the same rate and depict the same trends as they would had they been presented in lire.

Source: Annual Report of the Bank of Italy (May 2002)

Real GDP and Expenditures

	1997	1998	1999	2000	2001

	(as a percentage of GDP)
Real GDP	100.0%	100.0%	100.0%	100.0%	100.0%
Add: Imports of goods and services	24.4%	26.1%	27.1%	28.8%	28.3%
Total supply of goods and services	124.4%	126.1%	127.1%	128.8%	128.3%
Less: Exports of goods and services	28.1%	28.5%	28.1%	30.6%	30.3%
Total goods and services available for domestic expenditure	96.4%	97.6%	98.9%	98.2%	98.1%
Domestic expenditure
Private sector consumption	59.1%	59.9%	60.4%	60.3%	59.8%
Public sector consumption	18.0%	17.7%	17.7%	17.5%	17.6%
Total domestic consumption	77.0%	77.6%	78.0%	77.7%	77.4%
Gross fixed investment	18.8%	19.2%	20.0%	20.7%	20.8%
Changes in inventories	0.5%	0.8%	0.9%	(0.2)%	(0.2)%
Total domestic expenditure	96.4%	97.6%	98.9%	98.2%	98.1%

Source: Annual Report Bank of Italy (May 2002)

     Private Sector Consumption. Private sector consumption, comprising the expenditure by households on goods and services other than new housing, grew by 2.9 per cent per annum from 1996 to 2000. In 2001 private sector consumption growth dropped to 1.1 per cent from 2.7 per cent in 2000. In the euro area, private sector consumption grew by 2.5 per cent in 2000 and 1.7 per cent in 2001. The slowdown in the growth of private sector consumption in Italy reflected primarily a decrease in demand for durable goods, following three years of high growth, and a slowdown in the growth of demand for non-durable goods and services. The increase in private sector consumption in 2001, which resulted primarily from tax incentives introduced in 2000 was partially offset by low consumer spending resulting from low growth in disposable income and uncertainties regarding the worldwide economic slowdown. Private sector consumption represented 59.8 per cent of GDP in 2001 and its contribution to real GDP growth during the same period was 0.7 per cent compared to 1.6 per cent in 2000.

     Public Sector Consumption. Public sector consumption, or the expenditure on goods and services by the general government, increased by 2.3 per cent in 2001 compared to 1.7 per cent in 2000. Public sector consumption represented 17.6 per cent of GDP in 2001 and its contribution to real GDP growth during the same period was 0.4 per cent compared to 0.3 per cent in 2000.

     Gross Fixed Investment. Growth in gross fixed investment in Italy, comprising spending on capital equipment and structures, including household purchases of new housing, decreased to 2.4 per cent in 2001 from 6.5 per cent in 2000, while in the euro area gross fixed investment decreased by 0.4 per cent in 2001 compared to a 4.4 per cent growth in 2000. In Italy, growth in investment other than investment in construction, declined to 1.5 per cent in 2001 from 7.1 per cent in 2000. Capital spending on machinery and equipment grew by 0.3 per cent, compared to 6.1 per cent in 2000, while investment in construction increased by 3.7 per cent in 2001, compared to 5.6 per cent in 2000. The slowdown in investment was due to the decrease in domestic and worldwide demand which began in the second half of 2000 and continued throughout 2001, which offset the effect of tax incentives introduced at the end of 2001. Grossed fixed investments represented 20.8 per cent of GDP in 2001 and their contribution to real GDP growth during the same period was 0.5 per cent compared to 1.3 per cent in 2000.

     Net Exports. Italy is a net exporter. In 2001, exports increased 0.8 per cent while imports increased 0.2 per cent. Italy’s trade surplus, measured as the excess of the value of exports of goods and services over the value of imports of goods and services, increased to 1.0 per cent of GDP in 2001, from 0.1 per cent in 2000, primarily due to a decline in the trade deficit with OPEC countries, reflecting decreased oil prices. Net exports accounted for 2.0 per cent of GDP in 2001 and their contribution to GDP growth was 0.2 per cent compared to 0.8 per cent in 2000.

     Regional GDP. In the 1990s average annual GDP growth in southern Italy was 1.2 per cent, slower than the 1.4 per cent growth experienced by northern and central Italy. GDP in northern and central Italy grew by 1.7 per cent and 3.1 per cent in 2001 and 2000, respectively, compared to 2.2 per cent and 2.5 per cent in 2001 and 2000, respectively, in southern Italy. The worldwide economic slowdown in 2001 had a greater negative impact on the economy of northern and central Italy than southern Italy.

     In 2001 per capita GDP grew by 1.1 per cent in central and northern Italy, compared to southern Italy where it grew by 2.3 per cent. In 2000, the per capita GDP of the Mezzogiorno was 57 per cent of that of the rest of Italy. Irregular workers (unregistered workers and registered workers with unregistered second jobs) in the Mezzogiorno were estimated to constitute a significant proportion of the overall workforce in industry and services available in that region. The Annual Financial Law for 2001 extended until 2005 tax incentives for employers aimed at reducing the number of irregular workers by lowering social security charges.

     GDP Growth. Structural shortcomings have hindered Italy’s productivity. Italy’s share of goods with low value added and high price elasticity is higher than that of any other large industrialized country. As a result, it is more exposed to competition from emerging countries. This was particularly evident in 1997 and 1998 when world prices for goods produced in Asia fell sharply. In addition, most output is produced by small firms that cannot achieve economies of scale in production. During late 1999 and 2000, however, the declining exchange rate of the euro and improved economies outside the EU contributed to a significant increase in incoming orders for manufactured goods. In 2001, exports growth slowed down due to the fall in worldwide demand.

     Current Government estimates for GDP growth are 0.6 per cent for 2002 and 2.3 per cent for 2003. An improvement in the outlook for recovery in GDP growth depends on the successful adoption of Government policies to:

•	encourage capital formation;

•	reduce Government expenditures and the tax burden on consumers and businesses;

•	reform the pension system;

•	increase the flexibility of employment contracts;

•	reform tax and company legislation;

•	liberalize public services;

•	promote private investments in public works and infrastructures;

•	encourage the emergence of the “hidden” economy;

•	reform administrative action; and

•	renew Government support for programs to redress regional economic disparities.

     Strategic Infrastructure Projects. Italy’s economic infrastructure is still significantly underdeveloped compared to other major European countries. The Government announced plans in the 2003-2006 Program Document to increase public infrastructure investment in order to decrease the logistical constraints on the expansion of trade and improve the provision of services essential to the growth of Italian firms and eliminate the geographical disparities between the north and the south of Italy, which discourage private investment.

     In December 2001, the Parliament enacted Law No. 443/2001 (the “Strategic Infrastructure Law”) which provides the government with special powers for the planning and realization of those infrastructure projects considered to be of strategic importance for the growth and modernisation of the country, particularly the Mezzogiorno.

     The Strategic Infrastructure Law aims at simplifying the administrative process necessary to award contracts in connection with strategic infrastructure projects and increase the proportion of privately financed projects. In order to implement this strategy the government incorporated Infrastrutture S.p.A., a wholly owned joint stock company, which will be in charge of providing long-term project financing to private sector entities responsible for the realization and management of these projects.

     In December 2001, the government approved its first infrastructure program under the Strategic Infrastructure Law. Under this program investments between 2002 and 2012 will total approximately €125 billion, 45% of which will be in the Mezzogiorno. Investment planned for the first three years amounts to approximately €24 billion, 46.5% of which will be in the Mezzogiorno. The following table shows the main infrastructures planned in the next ten-year period.

2002-2012 Infrastructure Program

			Budgeted
	Total		Expenditure for	Planned
	Expenditure	Planned Start	2002-2004	Completion
Principal Infrastructure Projects	(millions of euro)	Date	(millions of euro)	Date

Strait of Messina Bridge	4,958.0	2nd half 2004	356.4	2012
Water supply in the Mezzogiorno	4,641.4	2nd half 2003	2,478.5	2006
Railway Network
Salerno-Reggio Calabria-Palermo-Catania railway	12,291.7	2nd half 2003	404.4	2008
Torino-Trieste railway	7,901.8	N.A.	1,962.5	N.A.
Ventimiglia-Genova-Novara-Milano (Sempione)
railway	4,379.6	N.A.	224.1	N/A
Brennero railway pass	2,582.3	2nd half 2005	50.0	2015
Frejus railway tunnel	1,807.6	2nd half 2004	149.8	2011-2015
Sempione railway pass	1,807.6	2nd half 2004	22.2	2009
Brennero-Verona-Parma-La Spezia railway	1,510.6	2nd half 2003	568.1	2008
Motorway Networks
Salerno-Reggio
Calabria-Palermo-Messina-Siracusa-Gela	13,449.1	N.A.	3,653.9	N.A.
Genova road and motorway	2,765.1	2nd half 2004	150.0	2007
Po valley motorway	2,737.2	N.A.	878.0	N.A.
Mestre (Venice) road and motorway	1,962.5	2nd half 2003	568.1	2007
Cecina-Civitavecchia motorway	1,859.2	1st half 2004	439.0	2007
Marche and Umbria motorway	1,807.6	2nd half 2004	320.2	2008
Brennero-Verona-Parma-La Spezia motorway	1,032.9	2nd half 2004	98.1	2008
		2nd half 2002
Other	N.A.	2nd half 2004	6,548.8	2003-2009
City of Venice	4,131.7	2nd half 2002	609.4	2010
Rome Metropolitan Lines	2,390.2	2nd half 2003	596.2	2006-2007
Integrated Transport Systems in Rome, Naples and		1st half 2003
other cities	8,151.8	2nd half 2004	2,465.0	2005-2007

Total	78,512.3		14,791.4

Source: 2003-2006 Program Document

Principal Sectors of the Economy

     The following tables set forth real GDP by sector and the proportion of such sector of real GDP for the periods indicated.

Real GDP at Market Prices by Sector

	1997(1)		1998(1)		1999		2000		2001

	€ in	% of	€ in	% of	€ in	% of	€ in	% of	€ in	% of
	millions	Total	millions	Total	millions	Total	millions	Total	millions	Total

Agriculture, fishing and forestry	27,025	2.8	27,344	2.8	29,015	2.9	28,219	2.8	27,948	2.7
Industry
Manufacturing	224,481	23.6	228,440	23.6	229,092	23.3	233,971	23.1	235,207	22.8
Construction	46,685	4.9	46,606	4.8	47,142	4.8	48,237	4.8	50,387	4.9
Extractive industries and production and distribution of energy, gas, steam and water	30,191	3.2	30,362	3.1	32,007	3.3	32,654	3.2	32,192	3.1

Total industry	301,357	31.7	305,408	31.5	308,241	31.3	314,862	31.1	317,786	30.8
Market Services
Commerce and repairs	122,839	12.9	126,457	13.0	125,179	12.7	129,895	12.8	131,970	12.8
Hotels and restaurants	29,823	3.1	30,610	3.2	31,130	3.2	33,685	3.3	34,827	3.4
Transport and communications	60,253	6.3	61,694	6.4	63,696	6.5	66,770	6.6	70,870	6.9
Financial services	58,702	6.2	61,503	6.3	60,207	6.1	64,766	6.4	62,975	6.1
IT, research and professional activity	80,069	8.4	82,205	8.5	89,456	9.1	98,379	9.7	104,682	10.2
Leases	85,588	9.0	84,957	8.8	85,242	8.7	84,663	8.4	87,685	8.5

Total market services	437,273	45.9	447,426	46.2	454,910	46.2	478,158	47.2	493,009	47.8
Non-market Services
Public administration	48,203	5.1	48,212	5.0	48,686	4.9	48,517	4.8	48,836	4.7
Education	42,558	4.5	42,057	4.3	41,949	4.3	41,996	4.1	42,016	4.1
Public health and social services	39,330	4.1	39,561	4.1	39,840	4.0	40,575	4.0	41,660	4.0
Household services	7,000	0.7	7,010	0.7	6,990	0.7	7,036	0.7	7,123	0.7
Other services	34,735	3.6	36,769	3.8	38,215	3.9	37,389	3.7	37,823	3.7

Total non-market services	171,826	18.0	173,609	17.9	175,680	17.8	175,513	17.3	177,458	17.2
Value added at market prices	937,483	98.5	953,788	98.4	967,882	98.3	996,752	98.4	1,016,201	98.6

GDP at market prices	952,050	100.0	969,130	100.0	984,567	100.0	1,012,802	100.0	1,030,910	100.0

(1)	Lire amounts have been translated into euros at the fixed exchange rate of Lit. 1936.27 to €1.00, which took effect on January 1, 1999. For convenience, amounts for prior years have been translated at the same rate and depict the same trends as they would had they been presented in lire.

Source: Annual Report of the Bank of Italy (May 2002)

Real GDP Growth by Sector

	1997	1998	1999	2000	2001

	%	%	%	%	%
Agriculture, fishing and forestry	1.2	1.2	6.1	(2.7)	(1.0)
Industry
Manufacturing	3.1	1.8	0.3	2.1	0.5
Construction	(1.9)	(0.2)	1.1	2.3	4.5
Extractive industries and production and distribution of energy, gas, steam and water	(0.7)	0.6	5.4	2.0	(1.4)
Total industry	1.9	1.3	0.9	2.1	0.9
Market Services
Commerce and repairs	2.4	2.9	(1.0)	3.8	1.6
Hotels and restaurants	0.8	2.6	1.7	8.2	3.4
Transport and communications	3.5	2.4	3.2	4.8	6.1
Financial services	1.4	4.8	(2.1)	7.6	(2.8)
IT, research and professional activity	7.1	2.7	8.8	10.0	6.4
Leases	(0.3)	(0.7)	0.3	(0.7)	3.6
Total market services	2.6	2.3	1.7	5.1	3.1
Non-market Services
Public administration	(0.3)	0.0	1.0	(0.3)	0.7
Education	(0.6)	(1.2)	(0.3)	0.1	0.0
Public health and social services	2.0	0.6	0.7	1.8	2.7
Household services	(0.6)	0.1	(0.3)	0.7	1.2
Other services	3.7	5.9	3.9	(2.2)	1.2
Total non-market services	0.9	1.0	1.2	(0.1)	1.1
Value added at market prices	2.0	1.7	1.5	3.0	2.0
GDP at market prices	2.0	1.8	1.6	2.9	1.8

Source: Annual Report of the Bank of Italy (May 2002)

Role of the Government in the Economy

     Government-owned enterprises historically have played a significant role in the Italian economy. The State participates in the energy, banking, shipping, transportation and communications industries, among others, through its shareholdings in Istituto per la Ricostruzione Industriale, or IRI (currently in liquidation), Ente Nazionale Idrocarburi (“ENI”) and ENEL S.p.A. (“ENEL”). See “Monetary System — Banking Regulation — Structure of the Banking Industry” and “Public Finance — Government Enterprises.” The contribution of government-owned enterprises (either wholly owned or in which participations are held) to GDP has fallen significantly recently as a result of the privatization program implemented by the Government.

     In connection with its privatization program, the Government has wholly or partially privatized various operating subsidiaries of State holding companies and certain entities owned directly by the Treasury. See “Public Finance — Privatization Program.”

Services

     In 2001, services represented 65.0 per cent of GDP and 65.5 per cent of total employment . Among the most important service sectors are:

•	commerce, hotels and public works, which accounted for 16.2 per cent of GDP in 2001;

•	transport and communications, which accounted for 6.1 per cent of GDP in 2001;

•	financial services, which accounted for 6.1 per cent of GDP in 2001; and

•	public administration, which accounted for 4.7 per cent of GDP in 2001.

     Transport. Italy’s transport sector has been relatively fast-growing and, during the period from 1980 to 1996, grew at more than twice the rate of industrial production growth. The expansion of the transport sector was largely the result of trade integration with European markets. Historically, motorways and railways have been controlled, directly and indirectly, by the Government and have posted large financial losses. In recent years many of these enterprises have been restructured in order to place them on a sounder financial footing.

     Roadways are the dominant mode of transportation in Italy. The road network includes, among others, municipal roads that are managed and maintained by local authorities, roads outside municipal areas that are managed and maintained by the State Road Board (ANAS) and a system of toll highways that in part are managed and maintained by Costruzioni e Concessioni Autostrade S.p.A. (“Autostrade”), Italy’s largest motorway company, which was fully privatized in March 2000. Autostrade manages 3,120 kilometers of the 6,484.7 kilometer system of motorways under a twenty-year concession granted by ANAS. Toll motorways represent 85 per cent of the total motorway network. The infrastructure projects under way to improve the Italian roadway system are described above under “— Strategic Infrastructure Projects”.

     Italy’s railway network is small in relation to its population and land area. Thirty per cent of the network carries 80 per cent of the traffic, resulting in congestion and the under-utilization of large parts of the network. In 2000, there were approximately 19,500 kilometers of railroad track, approximately 82 per cent of which were controlled by State-owned railways, with the remainder controlled by private firms operating under concession from the Government. In 2001, Italian railways carried approximately 24 billion tons-km of freight and recorded 47.1 billion passengers-km. The Government historically has provided substantial operating subsidies to the State-owned railroads, making passenger tickets less expensive than for most European railroads. In addition, the railway system historically has suffered from overstaffing, high pay and inadequate infrastructure. However, the Government has been restructuring the Italian railway system to improve the efficiency of the railway system, expand the network and upgrade existing infrastructure.

     In 1992, the Italian State railway company (Ferrovie dello Stato S.p.A.) was converted from a public law entity into a commercial State-owned corporation, with greater autonomy over investment, decision-making and management. Furthermore, in response to EU directives and intervention by the Italian Antitrust Authority (Autorità Garante della Concorrenza e del Mercato), since March 1999 Italy has been implementing a plan aimed at preparing Italy’s railways for competition. Italy liberalized railway transportation by creating two separate legal entities wholly owned by Ferrovie dello Stato: Trenitalia S.p.A., managing the transportation services business and Rete Ferroviaria Italiana S.p.A. (“RFI”) managing railway infrastructure components and the efficiency, safety and technological development of the network.

     The Government plans to privatize the freight and intercity businesses, while the local transport and infrastructure divisions will continue to be Government-operated. The Government’s objective is to devolve to the regions a significant part of the State responsibilities for local railways. Under the planned decentralization process, regions will become responsible for the whole range of local transportation services through contracts entered into with the State. The international segment of railway transport was liberalized in 2000 and as of June 2002, 27 licenses had been granted to international operators.

     A protocol agreement was signed in November 1999 by the Ministry of Treasury, Ferrovie dello Stato and the unions providing for the return to a balanced financial account by 2003 and 2005 for Trenitalia and RFI, respectively. One of the most important objectives under the protocol is the shift towards a new fare system. In January 1999, the Interministerial Committee for Prices (Comitato Interministeriale Prezzi) began a gradual review of the passenger fare system. It introduced a price formula aimed at revising upwards long distance fares and maintaining stable short distance fares, subject to the achievement of certain quality index criteria, while also reducing Government subsidies. The protocol also provides for a new wage and labor contract, pursuant to which wages would start to be aligned to productivity gains and employment conditions made more flexible. Ferrovie dello Stato reduced the number of its employees from 111,6000 in December 1999 to 103,000 in December 2001. However the number of employees per kilometer of track and per capita labor costs are still higher than for most other European railways.

     Projects for new high-speed train systems (Treno ad alta velocità, or TAV) linking the principal urban centers of Italy with one another and with neighboring European countries as well as other infrastructure projects designed to upgrade the railway network, are under way as described in more detail above in “— Strategic Infrastructure Projects”.

     In 2001 Ferrovie dello Stato recorded a consolidated profit of €29 million, compared to a loss of €800 million in 2000. This was the first time since the company was established that it recorded a profit.

     La Spezia and Genoa are the two largest Mediterranean ports for container shipping. In an effort to make Italian ports more competitive, regulations have been liberalized and an early retirement scheme adopted.

     During the late 1990s, IRI completed the privatization of its international maritime companies and now concentrates its activities in the shipping sector on ferry operations and regional maritime activities operated by Tirrenia. Tirrenia plans to privatize its remaining shipping activities by 2003.

     Alitalia S.p.A. (“Alitalia”), Italy’s national airline, was partially privatized in 1998 and re-capitalized in early 2002. Currently, 37.6 per cent is owned by the public and by employees. In December 2000, IRI was put into liquidation and its 53 per cent interest in Alitalia was transferred to the Treasury. In July 2001, Alitalia entered into a ten-year commercial alliance with Air France, the French national carrier, and Delta Airlines. In 2001, Alitalia recorded losses of €907 million compared to €256 million in 2000, due primarily to a 6.6 per cent decrease in passenger traffic.

     Passenger air traffic in Italy is concentrated, with 52 per cent of all air traffic in 2000 attributable to Ciampino and Fiumicino airports in Rome and Linate and Malpensa airports in Milan.

     Communications. In 1997, Parliament enacted legislation to reform the telecommunications market with the aim of promoting competition in accordance with EU directives. This legislation permits companies to operate in all sectors of the telecommunications market, including radio, television and telephone, subject to certain antitrust limitations and provided for the appointment of a supervisory authority. The Italian Telecommunication Authority (Autorità per le Garanzie nelle Comunicazioni, or AGCOM), established in January 1998, consists of eight members appointed by Parliament and a president appointed by the Government. It is responsible for issuing licenses, and has the power to regulate tariffs and impose fines and other sanctions. Each fixed and mobile telephony operator must obtain an individual license, which is valid for 15 years and renewable.

     Italy’s telecommunications market is one of the largest and fastest-growing markets in Europe, utilizing an aggregate of approximately 28 million fixed lines and 51 million mobile telephone lines as of December 31, 2001. The market was deregulated in January 1998 and Telecom Italia, which was privatized in 1997 and later acquired by Olivetti in 1999, remains the largest operator, but is facing increasing competition from new operators. In 1998, the Government granted three national fixed telephony licenses to Wind (a joint venture between ENEL and France Telecom), Infostrada and Albacom (a consortium controlled by British Telecom, Banca Nazionale del Lavoro, Mediaset and ENI). As of December 31, 2001, licenses for national and local telephone services had been granted to several telecommunications operators, including Tele2, Tiscali, Colt, Interroute, Planetwork and Metroweb. Competition among telecommunications operators has resulted in lower charges and a wider range of services offered. In January 2000, access to local loop telephony was liberalized and, in March 2001, AGCOM selected the first 32 operators that will be granted access to the “last mile”.

     In March 2001, ENEL acquired 100 per cent of the share capital of Infostrada S.p.A., for a consideration of €8.5 billion. The Italian Antitrust Authority authorized the acquisition subject to certain conditions. Following appeals, in June 2002 the Consiglio di Stato ordered the Italian Antitrust Authority to adopt a new ruling with different conditions. The new ruling by the Italian Antitrust Authority remains pending. Effective July 30, 2001, ENEL contributed all the shares of Infostrada S.p.A. to Wind.

     In 1995, following the adoption of legislation aimed at developing competition in the mobile telephone business, Telecom Italia Mobile (TIM) was spun-off from Telecom Italia and publicly listed. The Government also granted mobile licenses to Omnitel (controlled by the Vodafone Group) and Wind. TIM is the largest mobile operator, followed by Omnitel Vodafone and Wind. The Italian mobile telephony market has been one of the fastest growing in Europe. As of December 31, 2001 the Italian mobile telephony market comprised approximately 51 million mobile lines compared to 42 million at December 31, 2000.

     In 1998 the European Parliament authorized EU member countries to grant a limited number of Universal Mobile Telecommunication System, or UMTS, licenses for third-generation, or 3G, mobile telephony services, through which companies will provide additional and enhanced services including high-speed wireless internet access. The allocation process of UMTS licenses in Italy was effected by an auction among pre-qualified applicants. In December 2000, five UMTS licenses were granted to Omnitel, Ipse 2000 (controlled by Telefonica and Sonera), Wind, H3G (controlled by Hutchison Whampoa and Tiscali), and TIM. Each license will last for 15 years, commencing on January 1, 2002. Italy raised €13,815 million (Lit. 26,750 billion) through the UMTS license auction.

     Internet and personal computer penetration rates in Italy have grown substantially in recent years. The ratio of personal computers per household increased from 16.7 per cent in 1997 to 29.7 per cent in 2000 while the proportion of PCs connected to the Internet increased to 63 per cent in 2001 from 59 per cent in 2000. The market for internet services is dominated by three providers (Set/Tin.it, Wind/Infostrada and Tiscali), which together had approximately 26 million subscribers at December 31, 2001.

     Tourism. Tourism is an important sector of the Italian economy. In 2001, tourism revenues net of amounts spent by Italians traveling abroad, were approximately €13.1 billion, representing a 1.6 per cent increase over net tourism revenues in 2000, reflecting a greater decline in 2001 in spending by Italians abroad than in tourism revenues. Spending by Italian tourists abroad decreased by 6.7 per cent and spending by foreign visitors to Italy decreased by 3.2 per cent, reflecting a decrease of Italians traveling abroad (2.5 per cent) and tourists visiting Italy (3.4 per cent). The decrease was mainly due to the terrorist attacks of September 11, 2001. See “The External Sector of the Economy — Current Account.”

     Financial Services. Historically, a significant portion of Italy’s domestic investment has been in public debt. However, the percentage of domestic investment allocated to holdings of foreign assets, investment fund units and shares, increased from 17.8 per cent in 1995 to 42.9 per cent in 2000, while the percentage allocated to bonds decreased from 30.5 per cent in 1995 to 18.9 per cent in 2000. This shift generated a substantial increase in fee income for financial institutions. In 2001, due to the weakness of the equity markets in Italy and abroad, investment in holdings of foreign assets, investment fund units and shares decreased to approximately 35.5 per cent of domestic investment, while the percentage allocated to bonds rose to approximately 21.5 per cent.

     Share prices rose in Italy in 1999 and 2000, fuelled by restructuring in the banking industry, privatization and reform of corporate taxation, and decreased in 2001. The Italian stock exchange recorded a 25 per cent average decrease in share prices in 2001, compared to decreases of 16 per cent in the United Kingdom, 22 per cent in France and 20 per cent in Germany .

     Italian household indebtedness as a percentage of GDP grew from 23 per cent in 1995 to 30 per cent in 2000. However, it remains lower than in other comparable countries in the EU such as Germany, France and the United Kingdom, which registered household indebtedness as a percentage of GDP of 74 per cent, 46 per cent and 77 per cent, respectively, in 2000. Bank lending to Italian residents has increased since 1997 accommodating the economic expansion. However, the rate of growth in bank lending decreased from 13.3 per cent in 2000 to 7.0 per cent in 2001. For a description of the Italian banking system, see “Monetary System — Banking Regulation.”

Manufacturing

     In 2001, the manufacturing sector represented 22.8 per cent of GDP and 21.9 per cent of total employment, in each case second only to the services sector. Construction accounted for 4.9 per cent of GDP in 2001 while extractive industry and production and distribution of energy, gas, steam and water accounted for 3.1 per cent. Manufacturing output growth slowed down from 2.1 per cent in 2000 to 0.5 per cent in 2001 reflecting the decrease in worldwide and domestic demand.

     Non-energy production. Italy has compensated for its lack of natural resources by specializing in transformational and processing industries. Italy’s principal manufacturing industries include metal products, precision instruments and machinery, textiles, leather products and clothing, wood and wood products, paper and paper products, food and tobacco, chemical and pharmaceutical products and transport equipment, including motor vehicles.

     The number of large private companies in Italy is relatively small in comparison to other European Union countries. The most significant include Fiat (automobiles and other transportation equipment), Pirelli (tires, cables and industrial rubber products), Fininvest (media and publishing), Montedison (food, chemicals and energy) and Benetton (clothing). These companies export a significant share of their output and have significant market shares in their respective product markets in Europe.

     From 1997 to 2001 the demand for automobiles in Italy remained strong with approximately 2.4 million newly registered cars per annum. Demand decreased sharply, however, in the first months of 2002. In October 2002, Fiat announced its intention to lay off more than 8,000 workers of Fiat Auto (representing more than 20 per cent of the division’s workforce) beginning in December 2002.

     Much of Italy’s industrial output is produced by small and medium-sized firms, which also account for much of the economic growth over the past 20 years. These firms are active especially in light industry (including the manufacture of textiles, clothing, food, shoes and paper), where they have been innovators, and export a significant share of their production. The profit margins of large manufacturing firms, however, generally, have been higher than those of their smaller counterparts. From the end of the 1980’s to the mid of the 1990’s productivity in large firms increased at nearly twice the annual rate of productivity in small firms (3,9 per cent, compared to 2,3 per cent), in part because of a greater use of new technologies . Various Government programs to support small firms provide, among other things, for loans, grants, tax allowances and support to venture capital entities.

     Traditionally, investments in research and development (R&D) activities have been very limited in Italy. Italy’s trade specialization in products characterized by low R&D was accentuated in recent years, despite the fact that the country was already a strong exporter of these goods at the beginning of the 1990s. Total and corporate R&D spending has continued to be proportionally lower in Italy than in other industrial countries, reflecting Italian industry’s persistent difficulty in closing the technology gap with other advanced economies. Total R&D spending in Italy decreased from 1.29 per cent of GDP in 1990 to 1.03 per cent in 1999. This compares to total R&D spending as a percentage of GDP in 1999 of 2.44 per cent in Germany, 2.19 per cent in France, 1.86 per cent in the EU, 2.65 per cent in the United States and 2.93 per cent in Japan. As to patents, although Italy has gradually aligned with the other leading advanced economies, this progress has mainly been concentrated in relatively mature sectors, such as textiles, garments, transport and machine tool equipment.

     In 1999 high-technology goods accounted for just 19 per cent of European exports of manufactured products, compared with 25 per cent in Japan, 28 per cent in the United States (in 1998) and 7.5 per cent in Italy.

     The following table shows industrial production by sector for the years indicated.

Industrial Production by Sector
(Index: 1995 = 100)

	1997	1998	1999	2000	2001

Energy products	104.5	107.4	109.4	112.4	113.2
Minerals, ferrous and non-ferrous metals	101.2	99.9	91.6	98.9	91.8
Non-metallic minerals	100.8	104.9	109.3	114.9	115.8
Chemicals and pharmaceutical products	105.4	105.9	106.1	107.7	104.8
Metal products	100.1	106.0	105.1	106.8	107.3
Agricultural and industrial machinery	102.8	103.7	101.0	107.5	110.8
Transport equipment	112.1	111.1	110.8	116.4	104.8
Precision instruments and machines	98.5	101.0	92.9	103.8	103.8
Food and tobacco	102.2	104.4	107.5	109.7	110.4
Textiles and clothing	102.1	99.9	95.1	95.6	98.5
Wood and wood products	97.3	104.0	111.9	121.3	118.2
Paper and paper products	102.2	107.0	111.5	112.5	116.5
Rubber and plastic materials	104.5	106.8	107.8	113.3	109.6
Other industrial products	82.6	101.0	112.9	93.4	79.2

Aggregate Index	102.4	104.3	104.4	107.7	107.0

Source: Annual Report of the Bank of Italy (May 2002)

     Energy Production. The demand for energy, measured in terms of million tons of oil equivalent, or MTOE, increased by 1.5 per cent in 2001, compared to 1.4 per cent in 2000. The growth of energy demand was due to an increased demand for energy for heating (2.9 per cent), transportation (1.0 per cent), agriculture (3.1 per cent) and industry (0.3 per cent) purposes.

     In 2001, oil represented 48.4 per cent of Italy’s primary energy consumption, with natural gas accounting for 31.2 per cent, renewable energy resources (which includes solar and wind energy, recyclable material, waste material and biogas) accounting for 7.4 per cent, solid combustibles accounting for 7.3 per cent and purchased electricity accounted for 5.6 per cent. In 2001, Italy imported 95.5 per cent of its oil requirements and 78.0 per cent of its natural gas requirements. The only other significant imported energy source is coal. A referendum held in 1987 rejected the use of nuclear power in Italy.

     The domestic energy industry consists primarily of ENI and ENEL. ENI, 30.3 per cent owned by the Government, is engaged in the exploration, development and production of oil and natural gas in Italy and abroad, the refining and distribution of petroleum products, petrochemical products, the supply, transmission and distribution of natural gas and oil field services contracting and engineering.

     ENEL, 67.6 per cent owned by the Government, is the largest electricity company in Italy and is engaged principally in the generation, importation, transmission and distribution of electricity. Domestic capacity is insufficient to meet current demand, and Italy imports a portion of its electricity requirements.

     The Electricity and Gas Authority (Autorità per l’Energia Elettrica e il Gas) regulates electricity activities and natural gas distribution in Italy with the aim of promoting competition while ensuring adequate levels of service quality. The Authority is led by a board of three members appointed by Parliament and has a large degree of independence and significant powers, including the power to establish base tariffs and the criteria for tariff adjustments and to issue fines and other sanctions. While several companies operate in the gas distribution market, during 2001 natural gas sales by ENI accounted for 84.5 per cent of domestic consumption. A Government Decree issued in May 2000, in line with European Directives, provided for a partial liberalization of the natural gas market. Pursuant to that decree, no single operator may have after January 1, 2003 a 50 per cent or higher market share of the Italian natural gas market and no single operator will be allowed to control more than 75 per cent of gas imports, with a further yearly reduction of 2 percentage points until 2010. Following the determination of gas distribution tariffs by the Authority, ENI has sold a 40.2 per cent stake in the share capital of its distribution subsidiary (SNAM Rete Gas) through an initial public offering, which occurred in December 2001.

     In recent years, the Italian electricity sector has undergone significant changes. A Government decree issued in 1999, known as the Bersani Decree, provided for the partial liberalization of the generation, importation, purchase and sale of electricity. Pursuant to the Bersani Decree:

•	The electricity supply market has been restructured to increase competition with the intention that 40 per cent of the electricity supply market be open to new suppliers by 2002;

•	A maximum market share level has been set that limits individual producers to 50 per cent of Italian electricity generation and imports after January 1, 2003;

•	A separate state-owned entity controlled by the Treasury referred to as the Gestore della Rete, or System Operator, was created in April 2000 and has taken over from ENEL responsibility for electricity dispatching and national transmission network grid management;

•	Competition in the generation market will increase through the creation of a pool market (Borsa dell’Energia Elettrica) for purchases of electricity from producers through competitive bidding processes, expected to become operational at the beginning of 2003;

•	An entity wholly owned by the System Operator referred to as the “Single Buyer” has been created and will be responsible for all electricity purchases on behalf of small consumers thereby ensuring their access to lowest competitive price;

•	Only one license for the distribution of electricity is to be granted in each municipality, with multiple companies now serving any municipality therefore having to consolidate.

     In accordance with the Bersani Decree, during 2000 ENEL established three new generating companies (Eurogen, Elettrogen and Interpower or, collectively, Gencos); representing approximately 25 per cent of ENEL’s generation capacity. In September 2001 a consortium led by Endesa, a Spanish utility, acquired Elettrogen, the second largest Genco, with a total generation capacity of 5,400MW. In May 2002 Edipower S.p.A., a consortium led by Edison S.p.A. acquired Eurogen the largest Genco, with a total generation capacity of 7,000 MW. In April 2002, ENEL offered for sale the third Genco, Interpower, and plans to close the sale by the end of 2002 . No single acquirer, acting either jointly or independently, may acquire control of more than one of the three companies.

     Effective January 1, 2000, a new tariff regime significantly lowered fixed tariff rates for the generation, transmission and distribution of electricity. Until the launch of the pool market, wholesale prices for generation will continue to be set by the Electricity and Gas Authority at a level designed to cover both fuel costs and fixed costs. In addition, tariff rates for transmission and distribution are subject to a price cap for the period 2001-2003.

Construction

     In 2001, construction represented 4.9 per cent of GDP and 6.8 per cent of total employment. Construction activity increased by 4.5 per cent in 2001 compared to 2.3 per cent in 2000. Gross fixed investments in construction, which includes investments for building renovations and by the public administration, increased by 3.7 per cent in 2001, compared to 5.6 per cent in 2000 and 2.8 per cent in 1999.

Agriculture, Fishing and Forestry

     In 2001, agriculture, fishing and forestry accounted for 2.7 per cent of GDP and 5.7 per cent of total employment. Agriculture’s share of Italian GDP has generally declined with the growth of industrial output since the 1960s. Italy’s average farm size remains less than half the European Union average. Italy is a net importer of all categories of food except fruits and vegetables. The principal crops are wheat (including the durum wheat used to make pasta), maize, olives, grapes and tomatoes. Cereals are grown principally in the Po valley in the north and in the southeast plains, olives are grown principally in central and southern Italy and grapes are grown throughout the country.

Employment and Labor

     General. Job creation has been and continues to be a key objective of the Government. Employment as measured by the average number of standard labor units employed during the year increased by a cumulative 5.6 per cent in the period from 1996 to 2001. A standard labor unit is the amount of work undertaken by a full-time employee over the year and is used to measure the amount of work employed to produce goods and services. This increase was largely attributable to increases in part-time and temporary employment. Temporary employment declined in 2001 for the first time since 1993, while permanent employment continued to grow, due in part to tax credits granted by the Government to employers who increase their number of permanent employees. Following a 2.0 per cent growth in average employment in 2000, one of the highest increases since World War II, average employment grew by 1.7 per cent in 2001.

     The unemployment rate averaged 12.0 per cent during the period 1987 through 1989 before decreasing to 10.9 per cent in 1991, when the rate of growth of the workforce began to decline while employment continued to increase. Unemployment rates increased each year from 1993 to 1998, with unemployment spread across all sectors, including the service sector. The average national unemployment rate decreased to 9.1 per cent for the year ended December 31, 2001, the lowest level since 1994 and subsequently declined to 8.7 per cent in July 2002.

     The following table shows the change in total employment, the official participation rate and the official unemployment rate for each of the last five years.

Employment

	1997	1998	1999	2000	2001

	(Average over the year)
Employment in standard labor units (% change on prior year)	0.4	1.1	1.3	1.5	1.6
Participation rate (%)(1)	47.2	47.6	47.9	48.2	48.5
Unemployment rate (%)(2)	11.7	11.8	11.4	10.6	9.5

(1)	Participation rate of population aged 15-64.
(2)	Does not include workers paid by Cassa Integrazione Guadagni or Wage Supplementation Fund, which compensates workers who are temporarily laid off or who have had their hours cut.

Source: Annual Report of the Bank of Italy (May 2002)

     Employment by sector. Of the total employed workforce in 2001, approximately 65.5 per cent were employed in the service sector, 21.9 per cent were employed in industry (other than construction), 6.8 per cent of industry employees worked in the construction sector, and 5.7 per cent worked in agriculture.

     In 2001, average employment in industry, excluding construction, decreased slightly. Historically, a declining trend of employment levels in the industry sector began in the 1980s and continued in the period from 1990 to 2000, with employment in industry decreasing from 24.3 per cent of the total workforce in 1990 to 21.9 per cent in 2001, principally reflecting a decline in employment in the manufacturing sector. Employment in the agriculture sector declined from 8.6 per cent in 1990 to 5.7 per cent in 2001.

     The largest contribution to employment growth in Italy in recent years has come from the services sector, which increased from 60.4 per cent of the total workforce in 1990 to 65.5 per cent in 2001. The growth was mainly attributable to business, financial and household services, with all service sectors other than public administration and defense experiencing employment growth.

     Average employment in agriculture, forestry and fishing has declined constantly since World War II. In 2001, however, Italy experienced employment growth in this sector.

     Employment by geographic area and gender. Unemployment in southern Italy has been persistently higher than in northern and central Italy, and was approximately 19.3 per cent in 2001, compared to 7.4 per cent in central Italy and 4.0 per cent in northern Italy. The unemployment rate in central and northern Italy has constantly declined since 1995, while unemployment in southern Italy increased from 1993 to 1999 and decreased by 2.7 per cent from 1999 to 2001. Unemployment rates in southern Italy are highest among women under age 25, with 60 per cent unemployment compared to 24.2 per cent in central Italy and 10.9 per cent in northern Italy.

     Unemployment is also substantially higher among Italian women generally. In 2001, the unemployment rate for women was 13.0 per cent, compared to an unemployment rate for males of 7.3 per cent. This is in part attributable to the substantial growth in female participation in the labor force particularly among women aged 35 to 54. The proportion of economically active women increased from 33.5 per cent in 1995 to 36.4 per cent in 2001, while the participation rate of men declined from 61.9 per cent in 1995 to 61.5 per cent in 1998 and thereafter remained at this level. Participation rates for women over age 40 and for women in southern Italy are significantly below European averages primarily due to socio-economic factors and the discouraging effect of high unemployment rates.

     The Government believes that a substantial “hidden economy” exists in Italy, consisting of persons who claim, for tax and other purposes, to be unemployed but actually hold a job, or who claim to hold a job but also perform other income-earning activities. The hidden economy is believed to be particularly persistent in areas of high official unemployment and among immigrant workers. The increase in employment in 2001 may partly be attributable to the “emergence” of workers that were not previously accounted for in national statistics. According to OECD data, the number of irregular workers in the Mezzogiorno is estimated to equal approximately 30 per cent of the overall workforce in industry and services. Irregular labor is defined as irregular and unregistered workers, including foreign workers, taking account of second jobs.

     Government programs and regulatory framework. The Government has adopted a number of programs aimed at correcting the imbalances in employment, including programs that provide money for job training, particularly in southern Italy, and certain incentives to companies that hire young workers. The Government’s target set forth in the 2003-2006 Program Document is to reduce unemployment to 8.5 per cent in 2003 and to 8.0 per cent in 2004.

     Although the regulatory framework governing employment has been liberalized to some extent in recent years, significant restrictions continue to exist. In 1997, Parliament enacted legislation permitting the establishment of private employment agencies offering temporary contracts to workers in all sectors. The legislation also provides for additional financing of workfare programs and work grants for young workers, particularly in southern Italy, and extends the social security exemption for apprenticeship contracts to cover persons aged 16 to 24 (to 26 in southern Italy). The problem of the hidden economy was addressed in the legislation by the adoption of a tax and social security amnesty.

     Collective bargaining of industry-wide labor contracts is the principal means of determining working hour limitations.

     The Annual Financial Law for 2001 introduced additional tax incentives for employers in order to promote full-time permanent employment. A tax credit will be granted to all those employers who, between October 1, 2000 and December 31, 2003 increase the number of their permanent employees compared to the October 1999-September 2000 period.

     Through the Cassa Integrazione Guadagni (“CIG”), or Wage Supplementation Fund, the Government guarantees a portion of the wages of workers in the industrial sector who are temporarily laid off or who have had their working hours reduced. Workers laid off permanently as a consequence of restructuring or other collective redundancies are entitled to receive unemployment compensation for a period of 12 months, which is extendible for up to three years for workers nearing retirement age. The number of hours of work paid through CIG declined steadily from 299.9 million hours in 1995 to 147.2 million hours in 2000 before increasing to 152.3 million hours in 2001.

     Italy’s labor market historically has been slow to respond to cyclical trends, contributing to a high unemployment rate. This has been attributable to the bargaining power of labor unions and a regulatory framework that makes dismissal of workers difficult. Recently, however, the persistence of high unemployment has contributed to a less confrontational stance on the part of the unions, leading to significant declines in the average number of person-hours lost per year in strikes and industrial actions, from 116.6 million in the period 1978-82 to 43.6 million in the period 1983-90 and 50.2 million in the period from 1991-1997. In the period from 1998-2001 approximately 23.3 million person-hours were lost to strikes.

Prices and Wages

     Wages. Unit labor costs historically have been lower in Italy, on average, than in most other European countries. This is due to lower average earnings per employee, combined with higher productivity levels.

     Wages, as measured by gross earnings per standard labor unit increased by an average of 3.0 per cent. for the entire economy in 2001 compared with increases of 3.1 per cent in 2000 and 2.8 per cent in 1999. The 2001 increase was mainly due to a 3.9 per cent increase in wages in the public service sector, while wage growth in the private sector was 2.5 per cent. Labor costs per standard labor unit, measured in terms of unit remuneration (i.e. the total of gross wages and social security charges) increased by 2.8 per cent in 2001, compared to 3.0 per cent in 2000. Labor costs per product unit, or LCPU, increased by 2.5 per cent in 2001, compared to 1.3 per cent in 2000, due to a 0.9 per cent increase in labor productivity in 2001, compared to 2.7 per cent in 2000. LCPU growth remains higher than in other major European countries.

     Prices. The European Union harmonized consumer price index reflects the change in price of a basket of goods and services taking into account all families resident in a given territory. The inflation rate in the euro area as measured by the European Union harmonized consumer price index increased to 2.7 per cent in 2001 compared to 2.4 per cent in 2000 and 1.1 per cent in 1999. Since Italy’s entry into the EMU in 1999, monetary policy decisions are made for all euro zone countries by the European Central Bank. See “Monetary System — Monetary Policy.”

     Inflation in Italy, as measured by the consumer price index, was 2.7 per cent in 2001, compared to 2.6 per cent in 2000 and 1.7 per cent in 1999. The increase in 2001 was primarily due to increases in core inflation (which is the harmonized consumer price index net of energy, unprocessed food, alcohol and tobacco products) offset by slower growth in the prices of energy and unprocessed food. In addition, inflationary pressures have been to a great extent driven by the ongoing increase of service prices. During 2002 inflation in Italy decreased from an annualized rate of 2.4 per cent in January to 2.2 per cent in July and rose back to 2.7 per cent in October mainly due to price increases in education, hotels, rents and clothing.

     The following table illustrates trends in prices and wages for the periods indicated.

Prices and Wages

	1997	1998	1999	2000	2001

	(per cent)
Cost of Living Index(1)	1.7	1.8	1.6	2.6	2.7
Harmonized Consumer Price Index(1)	1.9	2.0	1.7	2.6	2.7
Core Inflation Index(2)	2.3	2.3	1.8	1.9	2.4
Per capita wages (entire economy)	4.1	(1.8)	1.6	3.0	2.8
Unit labor costs (entire economy)(3)	2.8	(1.3)	1.6	1.7	2.3
Private consumption deflator(4)	2.2	2.1	2.1	2.7	2.9

(1)	The cost of living index reflects the change in price of a basket of goods and services (net of tobacco) typically purchased by non-farming families headed by an employee. It differs from the harmonized consumer price index in that the cost of living index is smaller in number and scope.
(2)	The basket of goods and services used to measure the core inflation index is equivalent to the harmonized consumer price index basket less energy, unprocessed food, alcohol and tobacco products.
(3)	Unit labor costs are per capita wages reduced by productivity gains. Following the introduction of a regional tax on productive activities based on value added (IRAP) in 1998 the accounting method for unit labor costs has changed and figures for 1998 through 2000 are not directly comparable to pre-1998 data.
(4)	The private consumption deflator reflects the change in costs borne by private families. The private consumption deflator reflects changes in the price of a basket comprised of all goods and services purchased by families resident in Italy, including self-consumption of agricultural products and housing rents for homeowners. It differs from the consumer price index basket which only includes goods and services having a market price and constituting at least one thousandth of total consumption spending.

Source: Annual Report of the Bank of Italy (May 2002)

MONETARY SYSTEM

     The Italian financial system consists of banking institutions such as commercial banks, leasing companies, factoring companies and household finance companies, as well as non-bank financial intermediaries such as investment funds, portfolio management companies, securities investment firms, insurance companies and pension funds. The financial system has undergone a number of substantial changes in recent years. See “— Banking Regulation.”

Monetary Policy

     The European System of Central Banks. As of January 1, 1999, which marked the beginning of Stage III of European Economic and Monetary Union, the 11 countries joining the EMU officially adopted the euro, and the Eurosystem became responsible for conducting a single monetary policy. Greece joined the EMU on January 1, 2001.

     The European System of Central Banks (ESCB) consists of the European Central Bank (ECB), established on June 1, 1998 and the national central banks of the EU Member States. The Eurosystem is formed by the 12 national central banks in the euro area and the ECB. So long as there are EU Member States that have not yet adopted the euro (currently Denmark, Sweden and the United Kingdom), there will be a distinction between the 12-country Eurosystem and the 15-country ESCB. The three national central banks of non-participating countries do not take part in the decision-making of the single monetary policy, they maintain their own national currencies and conduct their own monetary policies. The Bank of Italy, as a member of the Eurosystem, participates in Eurosystem decision-making.

     The Eurosystem is principally responsible for:

•	defining and implementing the monetary policy of the euro area, including fixing rates on main refinancing lending facility (regular liquidity-providing reverse transactions with a weekly frequency and a maturity of two weeks, executed by the national central banks on the basis of standard tenders), marginal lending facility (overnight liquidity facility provided to members of the Eurosystem by the national central banks against eligible assets, usually with no credit limits or other restrictions on access to credit) and deposit facility (overnight deposit facility with the national central banks available to members of the Eurosystem, usually with no deposit limits or other restrictions);

•	conducting foreign exchange operations and holding and managing the official foreign reserves of the euro area countries;

•	issuing banknotes in the euro area;

•	promoting the smooth operation of payment systems; and

•	cooperating to the supervision of credit institutions and the stability of the financial system.

     The ESCB is governed by the decision-making bodies of the ECB which are:

•	the Executive Board, composed of the President, Vice-President and four other members, responsible for implementing the monetary policy formulated by the Governing Council;

•	the Governing Council, composed of the six members of the Executive Board and the governors of the 12 national central banks, in charge of implementing the tasks assigned to the Eurosystem, formulating the monetary policy in the euro area; and

•	the General Council composed of the President and the Vice-President of the ECB and the governors of the 15 national central banks of the EU member states. The General Council will remain in existence as long as there are EU member states which have not adopted the euro and contributes to the advisory functions of the ECB.

     The ECB is independent of the national central banks and the Governments of the member States and has its own budget, independent of that of the European Community; its capital is not funded by the European Community but has been subscribed and paid up by the national central banks of the member States that have adopted the euro, pro-rated to the GDP and population of each such member State. The ECB has exclusive authority for the issuance of currency within the euro area. The ECB had paid up capital of approximately €4 billion at December 31, 2001, of which approximately €744.8 million, or 14.9 per cent, were subscribed by the Bank of Italy.

     The Bank of Italy. The Bank of Italy, founded in 1893, is the lender of last resort for Italian banks, banker to the Treasury and, prior to January 1, 1999, was generally responsible for implementing monetary policy. It supervises and regulates the Italian banking industry and operates services for the banking industry as a whole. It also supervises and regulates non-bank financial intermediaries. The Bank of Italy had assets at December 31, 2001 of €180.3 billion.

     The ECB’s Monetary Policy. The primary objective of the ESCB is to maintain price stability. In October 1998 the Governing Council announced the ECB monetary strategy and provided a quantitative definition of price stability, which has been defined as an annual increase in the Harmonized Index of Consumer Prices for the euro area of below 2 per cent. Despite short-term volatility, price stability is to be maintained over the medium term. Moreover, in order to assess the outlook for price developments and the risks for future price stability, a two-pillar approach was adopted by the ECB.

     The first pillar assigns a prominent role to money supply, signaled by the announcement of a quantitative reference value for the growth rate of the broad monetary aggregate M3. This monetary reference aggregate, which is called M3, consists of currency in circulation, overnight deposits, deposits with an agreed maturity up to two years, deposits redeemable at a period of notice up to three months, repurchase agreements, debt securities of up to two years, money market fund shares and money market paper. In December 1998, the Governing Council set the first reference value for M3 growth, at an annual growth rate of 4.5 per cent. This reference value was confirmed by the Governing Council in December 1999, 2000 and 2001.

     The second pillar consists of a broad assessment of the outlook for price developments and the risks to price stability in the euro area and is made in parallel with the analysis of M3 growth in relation to its reference value. This assessment encompasses a wide range of financial market and other economic indicators, including macroeconomic projections. Based on a thorough analysis of the information provided by the two pillars of its strategy, the Governing Council determines monetary policy aiming at price stability over the medium term.

     The ECB’s monetary and exchange rate policy is aimed at supporting general and economic policies in order to achieve the economic objectives of the EU, including sustainable growth and a high level of employment without prejudice to the objective of price stability.

     ECB Interest Rates. By January 1, 1999, short-term rates in the euro area had converged at 3 per cent. However, as inflation rates were significantly below the upper limit of the Eurosystem’s definition of price stability, and in view of downward pressures on future price developments associated with a weakening in economic activity, the Governing Council decided on April 8, 1999 to reduce its main refinancing rate by 50 basis points to 2.5 per cent. On the same occasion, it lowered the rate on the marginal lending facility by 100 basis points to 3.5 per cent and the rate on the deposit facility to 1.5 per cent. In the second half of 1999, economic activity in the euro area was recovering, credit to the private sector was expanding rapidly, and at the same time the external environment was strengthening, therefore on November 4, 1999, the ECB raised its main refinancing rate by 50 basis points, to 3 per cent, reflecting concern over the risks to price stability. Interest rates were subsequently raised again on several occasions in the first half of 2000. (Since June 2000, main refinancing operations have been conducted on the basis of variable rate tenders.) Due to the continuing recovery of economic activity in 2000, the Governing Council further increased the minimum bid rate on the main refinancing rate to 4.75 per cent on August 31. However, as a result of the global economic slowdown in the first half of 2001, the Governing Council lowered the rate on main refinancing operations by 25 basis points in each of May 2001 and August 2001, to 4.25 per cent and 3.25 per cent on marginal lending and deposit facilities, respectively.

     Following the terrorist attacks of September 11, 2001 in the United States, on each of September 18 and November 9, 2001, the Governing Council decreased these interest rates by a further 50 basis points, with interest rates on the minimum bid rate on the main refinancing operations, the marginal lending and deposit facilities reaching 3.25 per cent, 4.25 per cent and 2.25 per cent, respectively.

     The following table shows the movement in the interest rate on main refinancing operations and on marginal lending and deposit facilities from January 1999 to September 2002.

		Main Refinancing Operations

			Variable rate	Marginal
	Deposit Facility	Fixed rate	tenders – minimum	lending facility
Effective Date	% interest rate	tenders	bid rate	% interest rate

1999
Jan. 1	2.00	3.00		4.50
Jan 4	2.75	3.00		3.25
Jan 22	2.00	3.00		4.50
Apr 9	1.50	2.50		3.50
Nov 5	2.00	3.00		4.00
2000
Feb 4	2.25	3.25		4.25
Mar 17	2.50	3.50		4.50
Apr 28	2.75	3.75		4.75
Jun 9	3.25	4.25		5.25
Jun 28	3.25		4.25	5.25
Sep 1	3.50		4.50	5.50
Oct 6	3.75		4.75	5.75
2001
May 11	3.50		4.50	5.50
Aug 31	3.25		4.25	5.25
Sep 18	2.75		3.75	4.75
Nov 9	2.25		3.25	4.25

Source: European Central Bank

     ECB Money Supply and Credit. The three-month moving average of twelve-month euro money supply growth, a measure that is used to evaluate the divergence from the ECB’s 4.5 per cent reference growth rate, remained under the reference rate prior to May 2001 and then grew rapidly to 7.9 per cent through December 2001. This growth reflected a sharp increase in short term deposits, with growth in overnight deposits and deposits redeemable on three months notice at 13.2 per cent and 7.6 per cent, respectively, in the twelve months to December 2001, and a decline in the growth of two year deposits at 5.9 per cent in the twelve months to December 2001. This rapid expansion in M3 reflected the growth in consumer prices in the first half of 2001 and, to a lesser extent, the reduction in interest rates in the course of the year. The Governing Council also observed that the relatively high growth rate of M3 in 2001 was attributable to shifts in portfolios to more liquid assets resulting from increasing uncertainty in financial markets and decline in the growth of total lending to the private sector, which decreased from a twelve month growth of 10.1 per cent at December 2000 to 6.7 per cent in December 2001. As a result, the Governing Council determined that the growth in M3 in 2001 should not be taken as a signal of inflationary risks unless this trend continued. In the first three months of 2002, the growth trend in M3 decreased, with the three-month moving average of twelve-month growth at 7.3 per cent at March 2002.

     As with the euro area, M3 in Italy increased by 6.8 per cent in 2001, compared to 4.6 per cent in 2000,

with the various components reflecting the trends recorded in the euro area. The growth was principally attributable to a growth in short term deposits: overnight deposits grew by 9.4 per cent and deposits redeemable on three months notice grew by 7.4 per cent in 2001. This growth was partially offset by 13.8 per cent deceleration in currency in circulation and current account deposits during 2001.

     The following table shows the annual growth rate in the three-month moving average of M3 at year-end of Italy and the countries in the euro area for each of the past three years.

	1999	2000	2001
Italy	2.2%	4.6%	6.8%
euro area	6.0%	5.1%	7.9%

Source: Bank of Italy and European Central Bank.

Exchange Rate Policy

     Under the Maastricht Treaty, the ECB and the ECOFIN Council are responsible for the foreign exchange rate policy. The European Council formulates general orientations for the exchange rate policy, either on recommendations of the Commission, following consultations with the ECB, or on recommendations of the ECB. However, the Council’s general orientations cannot conflict with the ECB’s primary objective of maintaining price stability. The ECB has exclusive authority for effecting transactions in the foreign exchange market.

     On September 22, 2000, the monetary authorities of the United States and Japan joined with the European Central Bank in concerted intervention in the exchange markets because of their shared concern about the potential implications of recent movements in the euro exchange rate for the world economy. On November 3, 2000, the ECB conducted two rounds of unilateral interventions in the foreign exchange market to increase the exchange rate of the euro in consideration of its concern about the global and domestic repercussions of the exchange rate of the euro, including its impact on price stability. Two further rounds followed on November 6, 2000 and November 9, 2000.

Banking Regulation

     Regulatory Framework. Italian banks are generally organized as joint stock companies and fall into one of the following categories:

•	joint stock companies owned directly or indirectly by the private or public sector or by public foundations;

•	co-operative banks; or

•	institutions that provide centralized management services to other, usually small-sized banks.

     Subject to the principle of “home country control”, non-Italian EU banks may carry out banking business and business activities in Italy that are integral to banking as described in EU Directive No. 89/646 (the “EU Second Banking Directive”). Under the principle of “home country control”, a non-Italian EU bank remains subject to the regulations of its home-country supervisory authorities. It may carry out activities that it is permitted to carry out in its home country, provided the Bank of Italy is informed by the entity supervising the non-Italian EU bank.

     Deregulation and Rationalization of the Italian Banking Industry. Historically, the Italian banking industry has been highly fragmented and characterized by high levels of State ownership and influence. During the 1980s, Italian banking and European Community authorities began a process of substantial deregulation. The principal components of this deregulation in Italy were the Amato Law, the Dini Directive, the Ciampi Law, certain fiscal changes and the implementation of EU Directives. The principal components of deregulation at the European level are set forth in EU Directives and provide for:

•	the free movement of capital among member countries,

•	the easing of restrictions on new branch openings,

•	the range of domestic and international services that banks are able to offer throughout the European Union, and

•	the elimination of limitations on annual lending volumes and loan maturities.

     The effect of the Amato Law, the Dini Directive, the Ciampi Law and the implementation of the EU Directives has been a significant increase in competition in the Italian banking industry in virtually all bank and bank-related services.

     The Amato Law. The Amato Law was enacted in July 1990 to strengthen the capital base of the Italian banking system by creating incentives for consolidation, and permitting greater private investment. The restructuring process under the Amato Law was intended to create larger and more efficient institutions capable of providing better services and competing more effectively in Italy and abroad. The Amato Law contains two principal provisions:

•	Banks organized as public law entities were allowed to convert into, or to transfer their assets to, one or more joint-stock companies. Banks were also permitted to be members of a holding company structure.

•	Consolidations were encouraged through tax incentives.

     The Consolidated Banking Law. The Consolidated Banking Law (Legislative Decree No. 385 of September 1, 1993) consolidated most Italian banking legislation into one statute. Provisions in the Consolidated Banking Law relate to the role of supervisory authorities, investment in banks, the definition of banking and related activities, the authorization of banking activities, the scope of banking supervision (in particular on a consolidated basis), special bankruptcy procedures for banks, the supervision of financial companies and the approval of securities offerings to be made in Italy. Banking activities may be performed by a single category of banks, which may collect demand and savings deposits from the public, issue bonds and extend medium- and long-term credit, subject to regulations issued by the Bank of Italy. Furthermore, subject to their respective by-laws and applicable regulations, banks may engage in all the business activities that are integral to banking as described in the EU Second Banking Directive.

     The Dini Directive. Historically, a large number of Italian banks were owned by public law banking foundations, mostly controlled by local authorities. The Dini Directive, enacted in November 1994, provided tax incentives for Italian banking foundations to either:

•	reduce to below 50 per cent their equity participation in certain public banks originally organized as foundations through either public offerings or sales to certain specified entities including, for example, banking groups, certain financial institutions and insurance companies, or

•	cover more than 50 per cent of the foundations’ expenses from income derived from sources other than such banks.

     The Ciampi Law. The Ciampi Law, enacted on December 23, 1998, and Legislative Decree No. 153 of May 17, 1999, collectively referred to herein as the Ciampi Law, provide for, inter alia, the:

•	transformation of public law banking foundations into non-profit private institutions with the exclusive purpose of pursuing projects of social importance in the area of scientific research, education or healthcare;

•	disposition of any remaining controlling participation in banks or financial institutions by 2006; and

•	application of the tax regime for non-profit private institutions (50 per cent reduction in income tax and IRAP) to those foundations which will have disposed of their controlling stakes in banks by May 2003.

     On March 23, 2000, the European Commission requested clarifications regarding the tax relief provisions contained in the Ciampi Law and required the suspension of the laws in question pending the outcome of the European Commission’s inquiry.

     Notwithstanding this ongoing investigation by the European Commission, however, Italy has confirmed the current applicability of the favorable tax regime. If the European Commission were to decide that the Ciampi Law reduced tax regime is contrary to the EC Treaty, its decision would prevail.

     The Draghi Law. The Draghi Law (Legislative Decree No. 58 of February 24, 1998) became effective in July 1998 and aimed at reorganizing laws governing the securities market and publicly traded companies. While the Draghi Law did not amend Italian legislation governing the banking industry, it is generally applicable to Italian public companies. In particular, the Draghi Law introduced new provisions regulating tender offers of securities, savings shares, the solicitation of proxies and the consent and duration of shareholder agreements, with the objective of protecting minority shareholders in general.

     Supervision. The regulation of Italian banks is conducted by the Inter-Ministerial Committee for Credit and Savings (Comitato Interministeriale Credito e Risparmi, or CICR), the Ministry of Economy and Finance and the Bank of Italy. The principal objectives of regulation are to ensure the sound and prudent management of the institutions subject to supervision and the overall stability, efficiency and competitiveness of the financial system.

     The CICR. The CICR is composed of the Economy and Finance Minister, who acts as chairman, and certain other economic ministers of the Italian government. The Governor of the Bank of Italy, although not a member of the CICR, attends all meetings of the CICR but does not have the right to vote at such meetings. The CICR establishes the general guidelines that the Bank of Italy must follow when adopting regulations applicable to banks. The CICR has wide-ranging powers to make policies and issue guidance in banking regulation, acting upon proposals of the Bank of Italy.

     The Ministry of Economy and Finance. The Ministry has broad powers in relation to banking and financial activities. It authorizes the establishment in Italy of the first branch of non-EU banks, sets eligibility standards to be met by holders of equity interests in the share-capital of a bank and the level of professional experience required of directors and executives of banks and other financial intermediaries. The Ministry may, in cases of urgency, adopt measures that are generally within the sphere of CICR’s powers and may also issue decrees which impose administrative sanctions against banks and their managers and place banks in involuntary liquidation (liquidazione coatta amministrativa) or extraordinary management (amministrazione straordinaria).

     The Bank of Italy. The Bank of Italy implements the policies set forth by the CICR by adopting regulations and compliance instructions. The Consolidated Banking Law identifies four main areas of intervention subject to the regulatory power of the Bank of Italy: capital requirements, risk exposure, the taking of participations, including mergers and acquisitions, and administrative and accounting organization and internal controls. The Bank of Italy also issues regulations in other fields (such as transparency in banking and financial operations of credit institutions). The Bank of Italy supervises banks through its own auditing body, which authorizes, among other things, significant investments by banks and examines reports that banks are required to file with the Bank of Italy on a regular basis or with respect to specific transactions. The main supervisory powers of the Bank of Italy include review of bank financial statements and other statistical data, prior review of by-law amendments, bank inspections and the verification of capital ratios, reserve requirements and exposure limits for individual banks.

     The Bank of Italy carries out audits of all banks through its supervisory staff of bank examiners. Audits may be ordinary or special (which are directed toward specific aspects of banking activity). Matters covered by an audit include the accuracy of reported data, compliance with banking laws and regulations, conformity with a bank’s own by-laws and compliance with exposure limits.

     The Bank of Italy requires all banks to report monthly statistical information related to all components of their non-consolidated balance sheet. Consolidated accounts must be submitted every three or six months, depending on the type of information requested. Other data reviewed by the Bank of Italy include minutes of meetings of each bank’s board of directors. Banks are also required to submit any other data or documentation that the Bank of Italy may request.

     In addition to its supervisory and regulatory role, the Bank of Italy is the lender of last resort for Italian banks, and banker to the Italian Ministry of Economy and Finance. It also operates services for the banking industry as a whole, most notably the Centrale dei Rischi, a central information database on credit risk.

     Reserve Requirements. Pursuant to ECB, ESCB and EU regulations, each Italian bank must deposit with the Bank of Italy an interest bearing reserve equal to 2% of its total overnight deposits, certificates of deposit with original maturities up to two years or redeemable on demand, debt securities with original maturities up to two years and money market paper. A bank’s reserve requirements are deemed satisfied if, during each one-month maintenance period, the average amount of the daily balances of the reserve accounts is not lower than the reserve due (the average reserve obligation). The compulsory reserves earn an annual rate of interest determined by the average, over the monthly maintenance period, of the ESCB’s rate for its main refinancing operations. Failure to comply in full or in part with the reserve obligations may cause the ECB to apply sanctions on the noncompliant bank or its intermediary.

     Risk-Based Capital Requirements and Solvency Ratios. Capital adequacy requirements are mainly regulated by EC Directive 89/299 (as amended), EC Directive 89/647, the Basle Committee’s Risk Based Capital Guidelines, the Consolidated Banking Law, CICR Regulation of January 12, 1994 and by the regulations issued by the Bank of Italy in July 1996 and March 1997. Italian banks are generally required to have a ratio of regulatory capital to risk-weighted assets of at least 8 per cent on a consolidated basis and 7 per cent on an unconsolidated basis. At least half of the required regulatory capital must consist of Tier I capital (“core capital”), and the rest may consist of Tier II capital (“supplementary capital”). Core capital includes paid-in share capital, capital reserves, retained earning reserves and a special reserve denominated “fondo per rischi bancari generali” less own shares owned by the bank, goodwill, intangible assets and losses carried forward and incurred in the fiscal year. Supplementary capital includes asset revaluation reserves, subordinated debt and other quasi-equity instruments (such as non-redeemable loans). There are also limitations on the maximum amount of supplementary capital. To calculate risk-weighted assets, assets and off-balance sheet items are weighted in relation to the nature of the debtors, the country risk and the guarantees and securities collateral received.

     Loan Exposure Limitations. The purpose of the EC Directive No. 92/121 on the monitoring and control of large exposures of credit institutions (the “Large Exposures Directive”) is to spread credit risks throughout the banking system and to limit a bank’s exposure to any single borrower. In compliance with the criteria specified by the Ministry of Economy and Finance, the Bank of Italy issued supervisory regulations on the concentration of risk that implement the provisions of the Large Exposures Directive.

     These regulations require banks to limit their largest loans (i.e., loans exceeding 10 per cent of their regulatory capital) to any single customer or group of related customers to 25 per cent of a bank’s regulatory capital and the aggregate of large exposures to not more than 800 per cent of a bank’s regulatory capital as defined pursuant to the Bank of Italy’s regulations. A lower limit (20 per cent of regulatory capital) applies to all persons or entities affiliated with the bank, which is defined to include (1) shareholders the control the bank or own at least 15 per cent share capital of the bank or of its parent company and (2) companies controlled by the bank or in which the bank owns at least 20 per cent of share capital, excluding consolidated subsidiaries of the same banking group.

     Banks belonging to banking groups are not required to conform to these limits on an individual basis, but only on a consolidated basis at the parent level. On an individual basis, banks belonging to banking groups must limit their largest loan exposures to any single customer or group or related customers to 40 per cent of the bank’s regulatory capital.

     Equity Participations by Banks. Since 1993, Italian banks have been permitted to make equity investments in all types of companies, subject to certain restrictions.

     Prior approval of the Bank of Italy is required for any equity investments by a bank in other banks or financial or insurance companies (1) exceeding 10 per cent of the consolidated regulatory capital of the acquiring bank, (2) exceeding 10 per cent or 20 per cent of the share capital of the bank or financial or insurance company being acquired or (3) resulting in the control of the share capital of the bank or financial or insurance company being acquired. Investments by banks in insurance companies exceeding in the aggregate 40 per cent of the acquiring bank’s consolidated regulatory capital (and 60 per cent of its unconsolidated regulatory capital) are not permitted.

     Equity investments in industrial or commercial companies (other than banks or financial or insurance companies) by banks authorized by the Bank of Italy that have at least €1 billion in capital and satisfy the solvency ratios (banca abilitata) are permitted within the following limits: (1) the aggregate amount of a bank’s equity participations may not exceed 50 per cent (on a consolidated and unconsolidated basis) of the bank’s regulatory capital (25 per cent as to investments in unlisted companies); (2) equity investments in a single non-financial company or in a group of non-financial companies may not exceed 6 per cent of the banks regulatory capital; and (3) generally banks may not acquire more than 15 per cent of the voting shares of any non-financial company. The Bank of Italy has established lower limits for banks with capital lower than €1 billion (banca ordinaria) and higher limits for banks that, besides meeting the above-mentioned requirements, collect medium- and long-term funds and take no demand deposits (banca specializzata).

     Finally, prior approval of the Bank of Italy is required for any acquisition by banks of control of companies that carry out activities related to banking activities, such as bank information processing activities.

     As a general limit, equity investment by a bank in all types of companies may not in the aggregate exceed, together with real estate investments, 100 per cent of a bank’s regulatory capital.

     Restrictions on Foreign Investment. The Bank of Italy must request authorization from the Ministry of Economy and Finance to permit the purchase of more than 5 per cent of the equity capital of an Italian bank by a national of a State (other than a European Union member State) that applies discriminatory measures with regards to similar acquisitions by an Italian national. If proposed by the Ministry of Economy and Finance, the President of the Council of Ministers may deny the authorization.

     Deposit Insurance. The Interbank Fund (Fondo Interbancario di Tutela dei Depositi) was established in 1987 by a group consisting of the principal Italian banks to protect depositors against the risk of bank insolvency and the loss of deposited funds. The Interbank Fund assists banks that are declared insolvent or are subject to temporary financial difficulties.

     The Interbank Fund is compulsory for all Italian banks and intervenes when a bank is either in receivership or involuntary liquidation. In the event of extraordinary management, the Interbank Fund may make payments to support the business of the bank, which may take the form of debt financing or taking an equity stake in the bank. In the case of involuntary liquidation, the Interbank Fund guarantees the refund of deposits to banking customers up to a maximum of €103.3 thousand per depositor per bank. The guarantee does not cover the following: customer deposit instruments in bearer form, deposits by financial and insurance companies and by collective investment vehicles and deposits by bank managers and executives with the bank that employs them.

     Structure of the Banking Industry. Italy had 830 banks at December 31, 2001 compared to 841 at

December 31, 2000. Banks ultimately controlled by local public authorities accounted for a substantial portion of total bank assets in 2001. In 2001, joint stock banks accounted for approximately 77 per cent of total bank assets and for 75 per cent of domestic customer lira deposits. Mutual banks and cooperative banks collectively represented 19 per cent of total bank assets and held 24 per cent of such deposits. Italian branches of foreign banks accounted for 4.6 per cent of total bank assets but, because they generally lack significant retail networks, only 0.3 per cent of deposits.

     The ownership structure of the banking sector has undergone substantial change since 1992. Credito Italiano and Banca Commerciale Italiana, two major banks owned by IRI, were privatized in 1993 and 1994, respectively. Istituto Mobiliare Italiano (IMI), a state-controlled bank specializing in medium and long-term lending was privatized in three tranches during the period from 1994 through 1996. Banca Nazionale del Lavoro was privatized in 1998.

     In 1997, IRI sold its 33 per cent stake in Banca di Roma. Also in 1997, 43.2 per cent of the shares of Italy’s largest banking group, Istituto Bancario San Paolo di Torino, was sold, in part to private investors and in part by way of a public offering. A number of significant bank mergers have occurred in recent years. In 1998, Cassa di Risparmio delle Provincie Lombarde (CARIPLO) merged with Banco Ambrosiano Veneto to create Banca Intesa. Also in 1998, Unicredito (formed by Cassa di Risparmio di Torino and a group of leading northern savings banks) merged with Credito Italiano to form Unicredito Italiano, while Istituto Bancario San Paolo di Torino merged with Istituto Mobiliare Italiano to form San Paolo-IMI. The process of consolidation in the Italian banking system continued with Banca Intesa’s acquisition of Banca Commerciale Italiana in two stages in 1999 and 2001. In 2000, San Paolo-IMI commenced a series of transactions that resulted in its acquisition of Banco di Napoli Holding S.p.A, in May 2001. Also in 2000 Banca Popolare di Lodi completed the acquisition of Gruppo Casse del Tirreno, Iccri and Efibanca while Casse di Risparmio in Bologna and Casse Venete merged into the Cardine Group. See “— Privatization Program.”

     The European Union single market for financial services will affect the Italian banking system, but in many cases it is expected simply to accelerate existing trends. Since the 1970s, no significant regulatory obstacles have existed to prevent foreign banks from establishing branches in Italy. Between 1980 and 2001, the number of foreign banks with branches in Italy grew from 26 to 60. These foreign banks principally specialize in wholesale corporate and interbank operations rather than retail banking, and few have branch networks. In recent years, several foreign banks, particularly North American banks, have exited the Italian market. The Government does not expect a substantial shift of market share in favor of foreign banks.

     Nevertheless, Italian banks have two competitive disadvantages relative to banks in other European Union countries. First, their operating costs are relatively high, principally as a result of high labor costs. Second, the contribution of services to net income is relatively low because Italian banks have not specialized in services to the same extent as banks in other countries. Many Italian banks are now seeking to increase their non-interest income as a proportion of total income by increasing the range of managed services offered.

     Capitalization. Italian banks are highly capitalized. The ratio of total capital to risk-adjusted assets (the risk-asset ratio) as defined by the Basle Accord was 18.8 per cent in September 1999. Italian banks’ fundraising activities accelerated in 1999, driven by short-term fund raising. The increase in short-term funds, particularly current account deposits, was prompted by the fall in money market interest rates and an increase in household demand for portfolio liquidity to offset investments in investment fund units and other portfolio securities. The medium- and long-term component of banks’ fundraising contracted in each of 1998 and 1999 due to the decrease in demand for certificates of deposit with maturities over 18 months. In order to allow lending to grow faster than fundraising, banks increased their net foreign liabilities.

     Bad Debts. Bad debts decreased by 12.7 per cent in 2001 to €45,356 million after decreasing 13.8 per cent in 2000. As a percentage of total loans, bad debts declined from 7.8 per cent in 1999 to 5.7 per cent in 2000 and 4.7 per cent in 2001, their lowest level since 1983.

Credit Allocation

     The Italian credit system has changed substantially during the past decade. Banking institutions have faced increased competition from other forms of intermediation, principally securities markets. Lending activity growth slowed to 7.4 per cent in 2001, compared to 13.1 per cent in 2000, but was higher than the euro area at 5.3 per cent in 2001. This growth was mainly attributable to medium- and long-term lending activity, which grew 9.0 per cent in 2001, compared to 10.1 per cent in 2000, while short-term lending activity, grew 6.4 per cent in 2001, compared to 18.5 per cent in 2000. The growth in lending activity to companies decreased to 8.7 per cent in 2001, compared to 15.6 per cent in 2000, due to the slowdown in mergers, acquisitions and corporate restructurings in 2001. Growth in lending activities in the industry sector decreased to 4.0 per cent in 2001, compared to 9.8 per cent in 2000 due to the slowdown in the economy and to financial restructuring operations of large industrial groups. In the service sector the growth in lending activity decreased to 11.2 per cent in 2001 from 19.2 per cent in 2000 principally due to the reduction in lending activity to telecommunications companies. Lending activities to the consumer and residential sector continued to experience high levels of growth at 9.4 per cent in 2001, compared to 13.3 per cent in 2000, mainly due to the growing real estate market and to increased consumer credit .

     Interest rates on short-term loans decreased by 1.0 per cent in 2001 to 5.9 per cent, while interest rates on medium- and long-term loans to private borrowers and companies decreased by 0.6 per cent, to 5.9 per cent, and by 1.1 per cent, to 4.7 per cent, respectively.

Exchange Controls

     Following the complete liberalization of capital movements in the European Union in 1990, all exchange controls in Italy were abolished. Residents and non-residents of Italy may make any investments, disinvestments and other transactions that entail a transfer of assets to or from Italy, subject only to limited reporting, record-keeping and disclosure requirements referred to below. In particular, residents of Italy may hold foreign currency and foreign securities of any kind, within and outside Italy, while non-residents may invest in Italian securities without restriction and may export from Italy cash, instruments of credit or payment and securities, whether in foreign currency or lire, representing interest, dividends, other asset distributions and the proceeds of dispositions.

     Italian legislation contains certain requirements regarding the reporting and record-keeping of movements of capital and the declaration in annual tax returns of investments or financial assets held or transferred abroad. Breach of certain requirements may result in the imposition of administrative fines or criminal penalties.

THE EXTERNAL SECTOR OF THE ECONOMY

Foreign Trade

     Italy is fully integrated into the European and world economies, with imports in 2001 equal to 25.3 per cent of real GDP and exports accounting for 26.2 per cent. Italy had trade surpluses in excess of two per cent of GDP in each year from 1993 through 1998. Although Italy continued to experience trade surpluses, the size of the surplus declined through 2000 due primarily to the increased competitiveness of foreign manufacturers, particularly from Asia. Italy’s specialization in medium-technology industries exposes it to competition from these Asian producers. Italy’s merchandise exports have suffered from competition with Asian products, reflecting higher prices of Italian products, the improving quality of non-Italian products and the increased commercial presence and improved services offered by non-Italian companies in EU countries. Moreover, Italy’s specialization in more traditional merchandises is unable to meet the increased demand for high-technology products characterizing the expansion of world trade. Italy’s trade surplus declined from €26.6 billion in 1997 to €1.9 billion in 2000 (or 0.1 per cent of real GDP). In 2001 Italy’s trade surplus rose back to €9.9 billion (or 1.0 per cent of real GDP) primarily as a result of the decline in the trade deficit with OPEC countries, due to the decrease in oil prices.

     The following tables illustrate Italy’s exports and imports for the years 1997 through 2001. Export amounts do not include insurance and freight costs and only include the costs associated with delivering and loading the goods for delivery. This is frequently referred to as “free on board” or “fob”. Import amounts include all costs, insurance and freight, frequently referred to as “charged in full” or “cif”.

Foreign Trade 1997-2001

	1997(1)	1998(1)	1999	2000	2001

	(millions of euro)
Exports (fob)
Agriculture, forestry and fishing	3,525	3,605	3,687	3,858	4,150
Extractive industries	448	433	430	525	538
Manufactured products	206,253	214,981	215,803	254,706	262,813
Food, beverage and tobacco products	10,850	11,484	12,051	13,066	13,873
Textiles, leather products and clothing	35,512	35,683	34,411	40,078	43,007
Wood and wood products	1,183	1,247	1,329	1,510	1,478
Paper, printing and publishing	4,662	4,934	5,029	5,960	5,977
Refined oil products	2,959	2,428	2,604	5,181	4,944
Chemical and pharmaceutical products	17,333	17,961	19,472	24,136	25,547
Rubber and plastic products	7,649	8,114	8,228	9,389	9,525
Non-metallic minerals and mineral products	8,008	8,253	8,332	9,230	9,343
Metals and metal products	17,783	18,496	17,513	21,257	21,567
Mechanic products and machinery	44,213	45,270	45,060	50,678	53,397
Electric and precision machinery	20,176	21,275	21,619	26,383	27,361
Transport equipment	21,701	25,394	25,253	30,389	29,459
Other manufactured products	14,224	14,442	14,902	17,449	17,335
Energy, gas and water production	23	22	23	22	46
Other	1,048	1,064	1,098	1,302	2,151

Total exports	211,297	220,105	221,040	260,413	270,295

	1997(1)	1998(1)	1999	2000	2001

Imports (cif)
Agriculture, forestry and fishing	8,666	8,864	8,603	9,228	8,786
Extractive industries	15,792	13,025	15,243	29,561	28,703
Manufactured products	158,608	172,159	181,552	217,071	218,434
Food, beverage and tobacco products	15,417	15,668	15,645	17,135	18,036
Textiles, leather products and clothing	14,015	14,737	14,743	18,249	20,097
Wood and wood products	2,532	2,791	2,980	3,393	3,207
Paper, printing and publishing	5,442	5,896	6,222	7,255	6,665
Refined oil products	3,808	2,727	3,161	5,378	4,611
Chemical and pharmaceutical products	25,520	26,686	28,097	33,231	33,671
Rubber and plastic products	4,016	4,455	4,792	5,387	5,342
Non-metallic minerals and mineral products	2,270	2,388	2,509	2,843	2,915
Metals and metal products	20,244	21,857	20,350	26,277	25,370
Mechanic products and machinery	13,615	16,075	17,564	20,354	20,441
Electric and precision machinery	25,574	28,267	30,982	38,269	36,562
Transport equipment	23,139	27,340	30,978	35,038	37,259
Other manufactured products	3,016	3,271	3,529	4,262	4,258
Energy, gas and water production	1,459	1,456	1,424	1,535	1,789
Other	153	152	193	1,111	2,469

Total imports	184,678	195,626	207,016	258,506	260,361

Trade balance	26,620	24,479	14,024	1,907	9,934

(1)	Lire amounts have been translated into euros at the fixed exchange rate of Lit. 1936.27 to €1.00, which took effect on January 1, 1999. For convenience, amounts for prior years have been translated at the same rate and depict the same trends as they would had they been presented in lire.

Source: Annual Report of the Bank of Italy (May 2002)

     The Italian economy relies heavily on foreign sources for energy and other natural resources, and Italy is a net importer of chemical and pharmaceutical products, agricultural and food industry products, metals and metal products, electric and precision machinery and transport equipment. Of all the major European countries, Italy is the most heavily dependent on imports of energy, importing 83.6 per cent of its energy requirements in 2001, compared to 83.2 per cent in 2000. As a result, Italy’s trade balance is vulnerable to fluctuations in oil prices.

     Exports increased by 0.8 per cent at constant prices in 2001, compared to 11.7 per cent in 2000, while imports grew by 0.2 per cent in 2001, compared to 9.4 per cent in 2000. The slowdown in the growth of both exports and imports was mainly due to worldwide economic recession, which negatively affected both domestic and external demand. The negative effects of this recession were in part offset by the improved competitiveness of Italian products in 2000 and 2001 due to the declining exchange rate of the euro.

     The slight increase in exports in 2001 was attributable to a growth in exports to non-EU countries, which grew 4.0 per cent in volume terms , reflecting growing exports to China and increased exports of mechanical products and machinery to Eastern Europe and the former USSR. This growth was partially offset by a decline in exports to Central and South America, the United States, and Asia due to the decline in domestic demand in those areas. The growth in exports to non-EU countries was partly offset by a decline in exports to EU countries, particularly Germany, where Italy has suffered from competition from Central and Eastern European countries. In 2001, Italy recorded increases in terms of value in exports of food products (6.2 per cent), textiles and clothing (6.7 per cent), leather products and shoes (8.5 per cent), chemical products (5.8 per cent) and mechanic products and machinery (5.4 per cent). Italy suffered a 3.1 per cent decline in exports of transport equipment, primarily cars and car parts, which represent approximately 40 per cent of all transport equipment, particularly to EU countries, which absorb approximately two thirds of Italy’s exports of motor vehicle and related parts.

     Imports of goods and services in 2001 remained substantially unchanged compared to 2000 (0.2 per cent growth). Imports from countries outside the euro area increased relatively more than imports from the euro area, reflecting a 7.5 per cent increase in imports from China, partly offset by a 12.6 per cent decline in imports from the United States. The worldwide decline in productive activities and the resulting slowdown in export growth and in investments in machinery and transport equipment resulted in a decline in imports of capital and intermediate goods, which contracted by 5.3 per cent and 1.7 per cent, respectively, in 2001, was offset by a 1.8 per cent increase in consumer goods imports. In 2001, Italy experienced strong declines in imports of office equipment and computers, machine tools and refined petroleum products.

Geographic Distribution of Trade

     As a member of the European Union, Italy enjoys free access to the markets of the other EU member states and applies the external tariff common to all European Union countries. During the past several years, the European Union countries have made significant progress in reducing non-tariff barriers to trade, such as technical standards and other administrative barriers, and Italy has incorporated into national law most of the European Union directives on trade and other matters. The following table shows the distribution of Italy’s trade for the periods indicated.

Distribution of Trade
(cif-fob)

	1997(1)	1998(1)	1999	2000	2001

	(millions of euro)
Exports (fob)
Belgium-Luxembourg	5,754	6,033	6,247	7,586	8,688
France	25,860	28,410	29,176	32,933	33,007
Germany	34,803	36,629	36,965	39,558	39,220
Netherlands	6,050	6,379	6,411	6,965	7,143
United Kingdom	15,118	15,939	15,952	18,036	18,085
Ireland	777	897	1,094	1,890	1,563
Denmark	1,754	1,859	1,895	2,048	2,108
Greece	4,160	4,404	4,640	5,414	5,240
Spain	11,018	12,883	14,250	16,617	16,549
Portugal	2,830	3,129	3,360	3,612	3,558
Austria	4,815	5,066	5,228	5,804	5,795
Finland	1,079	1,153	1,086	1,167	1,267
Sweden	2,116	2,370	2,409	2,631	2,484

Total EU	116,135	125,151	128,713	144,411	145,408
Switzerland	7,180	7,584	7,658	8,627	9,841
United States	16,625	19,004	20,547	26,659	26,212
Other OECD(2)	8,758	8,366	8,375	9,911	10,661

Total OECD	148,697	160,105	165,293	189,608	192,122
Eastern Europe, former USSR and China	19,554	19,795	18,587	23,414	29,071
OPEC countries	7,471	7,357	7,042	8,604	10,427
Other(2)	35,575	32,849	30,118	38,936	39,675

Total non-OECD	62,600	60,001	55,747	70,954	79,173

Total	211,297	220,106	221,040	260,414	271,295

(1)	Lire amounts have been translated into euros at the fixed exchange rate of Lit. 1936.27 to €1.00, which took effect on January 1, 1999. For convenience, amounts for prior years have been translated at the same rate and depict the same trends as they would had they been presented in lire.

(2)	The Czech Republic, Hungary, Mexico, Poland, South Korea and Turkey are excluded from the line item “Other OECD” and are included in the line item “Other.”

Source: Annual Report of the Bank of Italy (May 2002)

	1997(1)	1998(1)	1999	2000	2001

	(millions of euro)
Imports (cif)
Belgium-Luxembourg	8,651	9,459	9,349	11,226	12,205
France	24,573	25,893	26,484	29,682	29,019
Germany	33,384	37,151	39,684	45,471	46,171
Netherlands	11,395	12,126	13,009	15,401	16,047
United Kingdom	12,455	12,615	12,655	14,185	13,205
Ireland	1,849	2,169	2,930	3,509	3,511
Denmark	1,570	1,723	1,711	1,769	1,848
Greece	1,215	1,111	1,445	1,329	1,323
Spain	8,799	8,973	9,032	10,769	10,914
Portugal	847	894	978	1,084	1,244
Austria	4,294	4,806	5,158	6,049	6,297
Finland	1,105	1,435	1,634	2,278	1,711
Sweden	2,597	3,012	3,215	3,819	3,451

Total EU	112,734	121,367	127,285	146,572	147,126
Switzerland	7,099	7,838	7,792	8,447	9,602
United States	8,978	9,758	10,023	13,517	12,778
Other OECD(2)	7,241	7,827	8,380	10,821	10,724

Total OECD	136,051	146,791	153,480	179,357	180,230
Eastern Europe, former USSR and China	16,992	18,195	20,843	30,549	33,636
OPEC countries	11,950	9,749	10,901	20,955	18,379
Other(2)	19,685	20,890	21,790	27,746	28,116

Total non-OECD	48,627	48,834	53,534	79,250	80,131

Total	184,678	195,625	207,014	258,607	260,361

(1)	Lire amounts have been translated into euros at the fixed exchange rate of Lit. 1936.27 to €1.00, which took effect on January 1, 1999. For convenience, amounts for prior years have been translated at the same rate and depict the same trends as they would had they been presented in lire.

(2)	The Czech Republic, Hungary, Mexico, Poland, South Korea and Turkey are excluded from the line item “Other OECD” and are included in the line item “Other.”

Source: Annual Report of the Bank of Italy (May 2002)

     Over half of Italian trade is with other European Union members, with 53.7 per cent of Italian exports and 56.5 per cent of Italian imports attributable to trade with European Union partners in 2001. Germany was Italy’s single most important trading partner and in 2001 supplied 17.8 per cent of Italian imports and purchased 14.6 per cent of Italian exports.

     In 2000 Italy recorded, for the first time since 1993, a negative trade balance with other EU countries. Italy’s trade deficit with EU countries was of €1.7 billion in 2001 and €2.2 billion in 2000 compared to a trade surplus €1.4 billion in 1999. The negative trade balance with EU countries in 2000 and 2001 was mainly due to a trade deficit with countries in the euro area (€5.3 billion in 2000 and €6.4 billion in 2001), in particular to the trade deficit with Germany, which increased to €7.0 billion in 2001 from €6.0 billion in 2000 as a result of a decline in exports of electric machinery, non-metallic minerals and mineral products and transport equipment as well as an increase in imports of motor vehicles.

     The principal factor contributing to the improvement in Italy’s trade surplus in 2001 was the improvement of the trade deficit with OPEC countries, which was €8.0 billion in 2001 compared to €12.4 billion in 2000. This improvement was attributable to a decline in oil prices and an increase in exports due to the improvement in the economy of OPEC countries. The trade deficit with former USSR countries improved by €2.1 billion in 2001 and the trade deficit with China improved for the first time since 1997. Exports to China grew by 37.5 per cent mainly due to increased exports of machinery and imports from China grew by 6.4 per cent, compared to a 40.5 per cent growth in 2000, due to the slowdown in Italian demand, particularly in the textiles, leather products and clothing and other manufactured products sectors.

Balance of Payments

     The balance of payments tabulates the credit and debit transactions of a country with foreign countries and international institutions for a specific period. Transactions are divided into three broad groups: current account, capital account and financial account. The current account is made up of (1) trade in goods (visible trade) and (2) invisible trade, which consists of trade in services, income from profits and interest earned on overseas assets, net of those paid abroad and net capital transfers to international institutions, principally the European Union. The capital account is made up of items such as the inward and outward flow of money for investment and international grants and loans. The financial account includes changes in the official reserves and errors and omissions from the current and capital accounts.

     The following table illustrates the balance of payments for the periods indicated.

Balance of Payments

		Year ended December 31,

	1997(1)	1998(1)	1999	2000	2001

	(millions of euro)
Current Account	29,341	20,444	7,692	(6,305)	(178)
Goods	35,172	32,584	22,044	10,368	17,775
Exports(2)	211,296	220,104	221,484	260,906	270,877
Imports(2)	176,124	187,520	199,440	250,538	253,102
Services	6,846	4,386	1,125	1,167	338
Income	(9,010)	(9,869)	(10,392)	(13,099)	(11,575)
Transfers	(3,666)	(6,658)	(5,085)	(4,742)	(6,716)
EU Institutions	(2,628)	(5,940)	(4,685)	(4,905)	(5,812)
Capital Account	2,922	2,249	2,789	3,195	938
Intangible assets	93	(121)	(3)	(72)	(311)
Transfers	2,829	2,370	2,792	3,267	1,249
EU Institutions	3,264	2,748	3,201	3,624	1,748
Financial Account	(18,279)	1,282	(8,867)	4,287	(2,889)
Direct investment	(6,404)	(10,580)	178	1,149	(7,377)
Abroad	(10,768)	(14,418)	(6,309)	(13,368)	(23,995)
In Italy	4,364	3,838	6,487	14,157	16,618
Portfolio investment	17,171	7,075	(23,635)	(26,255)	(7,640)
Assets	(47,127)	(86,315)	(121,493)	(86,340)	(40,070)
Liabilities	64,298	93,390	97,858	60,085	32,430
Financial Derivatives	(1,631)	(762)	1,766	2,501	(477)
Other investment	(15,656)	(13,547)	5,725	29,950	12,121
Change in official reserves	(11,759)	19,096	7,099	(3,058)	484
Errors and omissions	(13,985)	(23,975)	(1,614)	(1,177)	2,129

(1)	Lire amounts have been translated into euros at the fixed exchange rate of Lit. 1936.27 to €1.00, which took effect on January 1, 1999. For convenience, amounts for prior years have been translated at the same rate and depict the same trends as they would had they been presented in lire.

(2)	The items are calculated using the new methods adopted by Eurostat and the European Central Bank, in accordance with the fifth edition of the IMF Balance of Payments Manual.

Source: Annual Report of the Bank of Italy (May 2002)

Current Account

     Italy had a current account surplus in each year from 1992 to 1999. However, the current account surplus decreased in each of 1997, 1998 and 1999 principally reflecting deterioration in Italy’s visible trade balance, as overall growth in imports exceeded growth in exports, reflecting a deterioration in Italy’s position relative to EU member countries (see — Geographic Distribution of Trade”). These factors led to a €6.3 billion current account deficit in 2000. In 2001, Italy’s current account deficit improved to €0.2 billion principally due to growth in exports exceeding growth in imports (see — Foreign Trade”).

     Visible Trade. In 2001 the value of Italy’s merchandise exports increased by 3.8 per cent, due to increases in export volumes and terms of trade. Italy’s worldwide market share increased from 1991 to 1995, contracted for each of the next five consecutive years and was at 5.9 per cent in 2001 (compared to 6.2 per cent in 1991).

     The value of Italy’s merchandise imports in 2001 grew by 1.0 per cent, reflecting a slight growth in prices, partially offset by a decline in the volume of imports.

     On a cif-fob basis, the trade surplus increased by €8.0 billion in 2001, mainly due to exports to countries outside the EU, particularly oil exporting countries: the trade deficit decreased by €4.4 billion with OPEC countries and by €2.1 billion with former USSR countries.

     Invisible trade. In 2001 Italy’s surplus on services decreased to €0.3 billion, from €1.1 billion in 2000, reflecting the widening of the deficit on communications (from 0.7 billion in 2000 to 1.3 billion in 2001) and services for the Government (from 0.5 billion in 2000 to 1.2 billion in 2001). The surplus on foreign travel in 2001 increased slightly to €13.1 billion from €12.9 billion in 2000, but decreased as a percentage of GDP to 1.1 per cent in 2001 from 1.4 per cent in 2000. Following six consecutive years of growth, spending of Italians abroad decreased by 6.7 per cent in 2001, and spending by foreigners in Italy decreased by 3.2 per cent. The number of foreigners traveling in Italy decreased by 3.4 per cent and the number of Italians traveling abroad decreased by 2.5 per cent. The decrease in foreign travel was principally due to the terrorist attacks occurred on September 11, 2001. With the exception of foreign travel services and construction services, which recorded a surplus of €21 million in 2001, all other components of service receipts experienced deficits, particularly in services to companies and transport.

     Italy’s income deficit was €11.6 billion in 2001, compared to €13.1 billion in 2000, reflecting a different composition of payments and receipts: liabilities include mainly bonds with a higher nominal yield than dividends on shares, which account for a larger portion of assets.

     Italy’s deficit on current account transfers increased to €6.7 billion in 2001, from €4.7 billion in 2000, primarily to private sector transfers. The deficit with EU Institutions increased to €5.8 billion in 2001 from €4.9 billion in 2000 due to higher VAT payments and lower transfers from the European Social Fund.

Capital Account

     The surplus on the capital account, which accounts for transactions in intangible assets, decreased in 2001 to €0.9 billion from €3.2 billion in 2000, principally reflecting net transfers related to the EU budget of €1.7 billion in 2001 compared to €3.6 billion in 2000. The decrease in EU budget transfers was primarily due to decreases in transfers from the European Fund for Agriculture and the Regional Development Fund of the EU.

Financial Account and the Net External Position

     In 2001 Italy had a financial account deficit of €2.9 billion, compared to a €4.3 billion surplus in 2000.

     Italy’s net external position declined by €36.3 billion to €13.8 billion in 2001, from 4.0 per cent of GDP in 2000 to 1.1 per cent of GDP in 2001. The decrease reflected €39.2 billion in negative adjustments in prices and exchange rates, principally due to the fall in stock market prices, partly offset by a slight increase in the transactions in the financial account for €2.9 billion.

     Direct Investment. In 2001, Italy’s net direct investment outflows were €7.4 billion or 0.6 per cent of GDP, compared to inflows of €1.1 billion in 2000 and €0.2 billion in 1999. Foreign direct investments in Italy, net of divestments, remained substantially stable at low levels during the 1990s, recording an average of 0.4 per cent of GDP for the years 1990-1999. In recent years foreign direct investment in Italy, net of divestments, increased substantially to €14.5 billion, or 1.2 per cent of GDP, for 2000 and €16.6 billion, or 1.4 per cent of GDP, for 2001. However, foreign direct investment in Italy was still significantly lower than in other major EU countries.

     Italian investment abroad, net of divestments, in 2001 was €24 billion or 2 per cent of GDP, compared to €10.8 billion in 2000. Italian investments abroad are significantly lower than in other major EU countries such as France, Spain and Germany for which investments abroad, net of divestments, in 2001 amounted to 6 per cent of GDP, 4.8 per cent of GDP and 2.3 per cent of GDP, respectively.

     The following table shows total direct foreign investment by Italian entities and total direct foreign investment in Italy by foreign entities as of the dates indicated:

Foreign Direct Investment

	1997(1)	1998(1)	1999	2000	2001

	(millions of euro)
Italian foreign direct investment
Netherlands	21,301	25,438	29,092	25,588	33,050
Luxembourg	14,752	19,016	21,036	21,659	23,191
United States	11,191	13,772	21,640	19,168	21,312
United Kingdom	9,116	10,230	15,581	14,995	19,768
France	9,616	11,633	17,888	17,241	17,557
Switzerland	8,992	9,670	11,177	10,868	10,175
Germany	6,138	7,337	14,335	11,472	10,776
Spain	5,681	6,867	9,479	7,110	7,034
Brazil	2,572	2,413	5,857	4,538	4,599
Belgium	2,598	3,233	3,381	3,144	3,561
Argentina	1,810	1,462	2,312	2,633	2,418
Sweden	346	435	981	742	683
Other	19,525	24,369	37,811	33,008	30,017

Total	113,636	135,876	190,570	172,166	184,141

Direct foreign investment in Italy
Netherlands	6,870	8,342	11,051	16,248	15,909
Luxembourg	6,825	8,030	10,748	10,563	12,134
United States	10,734	12,206	17,736	16,078	15,623
United Kingdom	8,338	10,253	13,883	13,993	14,501
France	10,085	12,333	17,811	15,037	16,181
Switzerland	12,504	14,835	20,817	17,276	15,757
Germany	6,637	8,107	13,167	10,521	10,053
Spain	228	299	582	834	968
Brazil	35	65	93	68	62
Belgium	1,203	1,353	2,043	2,194	2,149
Argentina	1,167	1,358	216	151	135
Sweden	346	435	3,550	2,696	2,504
Other	8,213	9,800	13,418	13,347	12,476

Total	73,724	88,017	125,115	118,006	118,452

(1)	Lire amounts have been translated into euros at the fixed exchange rate of Lit. 1936.27 to €1.00, which took effect on January 1, 1999. For convenience, amounts for prior years have been translated at the same rate and depict the same trends as they would had they been presented in lire.

Source: Annual Report of the Bank of Italy (May 2002)

     Portfolio Investment. Portfolio investment experienced a net deficit of €7.6 billion in 2001, compared to €26.3 billion in 2000, and €23.6 billion in 1999. Foreign portfolio investment by Italians decreased substantially from €86.4 billion in 2000 to €39.9 billion in 2001 due to a significant reduction in investments in foreign equity securities, partially offset by an increase in investments in foreign debt securities. Investment in Italian securities by foreign investors decreased significantly from €63.5 billion in 2000 to 33.2 billion in 2001, mainly due to the sale of securities in the non-banking sector.

     Errors and Omissions. The amount recorded in the residual “Errors and Omissions” account is a common area of concern for all leading countries in the European Union. The Government believes that this account is largely the result of exporters not reporting payments by non-residents to accounts abroad.

Errors and omissions amounted to a positive €2.1 billion, compared to a negative €1.2 billion in 2000.

Reserves and Exchange Rates

     Italy has been a member of the European Monetary System (“EMS”) since its founding in 1979. In September 1992, in response to strong downward pressure on the lira against other EMS currencies that continued despite intervention by the Bank of Italy and the Bundesbank, the Government suspended the lira from the Exchange Rate Mechanism, relieving the drain on official currency reserves. The value of the lira subsequently declined sharply against the Deutsche mark, the U.S. dollar and other major currencies, reaching its lowest point in April 1995.

     Following continued strengthening and improved stability of the lira in 1996, the lira was readmitted to the Exchange Rate Mechanism in November 1996. The following table sets forth information relating to lire exchange rates as of December 31 for each of the years indicated.

Lira Exchange Rate

	1997	1998

Deutsche Mark	1,107.0	983.8
French Franc	291.8	293.7
British Pound	2,597.3	2,910.2
Japanese Yen	13.2	13.6
U.S. Dollar	1,527.9	1,769.6

     When on January 1, 1999, eleven European countries, including Italy, adopted the euro as their new national currency, the conversion rate between the lira and the euro was irrevocably fixed at Lit. 1,936.27 per euro. The euro was introduced as a physical currency on January 1, 2002. On February 28, 2002, the lira ceased to be legal tender in Italy and was withdrawn from the financial system.

     The following table sets forth, for the periods indicated, certain information regarding the noon buying rate for cable transfers, as reported by the Federal Reserve Bank of New York (the “Noon Buying Rate”), expressed in euro per U.S. dollar.

Euro/US Dollar Exchange Rate

Period	Period End	Average Rate(1)		High	Low

	(U.S.$ per €1.00)
1999	1.0070	1.0653	1.1812	1.0016
2000	0.9388	0.9207	1.0335	0.8270
2001	0.8901	0.8952	0.9376	0.8530
2002	1.0485	0.9488	1.0485	0.8594

(1)	Average of the Noon Buying Rates for the last business day of each month in the period.

Source: Federal Reserve Bank of New York

     The following table sets forth information relating to euro exchange rates for certain other major currencies for the periods indicated.

Euro Exchange Rate

	Average Rate per €1.00
	on December 31,

	1999	2000	2001

Japanese Yen	0.0097450	0.009282	0.0085703
British Pound	1.61060	1.586	1.6327
Swiss Franc	0.62330	0.6576	0.6749

     From 1992 through 1997, the Government followed a policy of generally strengthening official reserves. Official reserves were €69 billion (Lit. 133.6 trillion) at December 31, 1997. In 1998, reserves decreased by €23 billion (Lit. 45 trillion), mainly due to a reduction of Lit. 38 trillion in holdings of convertible currencies by the Bank of Italy. In 2001, the Bank of Italy maintained its annual contribution to the reserves of the European Central Bank unchanged at €7.4 billion. Official reserves increased by 4.1 per cent to €52.4 billion in 2001 from €50.4 billion in 2000.

     The following table illustrates the foreign exchange reserves of Italy as of December 31 in each of the years 1997 through 2001.

Foreign Exchange Reserves

	1997(1)	1998(1)	1999	2000	2001

		(millions of euro)
Gold	19,407	20,562	22,775	23,098	24,732
SDRs(2)	61	95	163	255	337
Total position with IMF	2,036	3,697	3,537	2,916	3,647
ECUs	8,228	—	—	—
Net foreign exchange	36,009	21,425	18,537	24,097	23,721
Other net reserves	3,280	—	1,769	N.A	N.A.

Total reserves	45,778	45,807	45,100	50,366	52,437

(1)	Lire amounts have been translated into euros at the fixed exchange rate of Lit. 1936.27 to €1.00, which took effect on January 1, 1999. For convenience, amounts for prior years have been translated at the same rate and depict the same trends as they would had they been presented in lire.

(2)	Special Deposit Rights

Source: Annual Report of the Bank of Italy (May 2002)

PUBLIC FINANCE

The Budget Process

     The Government’s fiscal year is the calendar year. The budget process begins in March of each year, when the General Accounting Office (Ragioneria Generale dello Stato), a department of the Ministry of Economy and Finance, sends a directive to each Ministry and Government agency to prepare a detailed budget for the next fiscal year and a summary forecast budget for the next three years. Other public sector entities also report to the Ministry of Economy and Finance in March on their cash resources and needs for the following fiscal year.

     In June of each year the Ministry of Economy and Finance presents to Parliament a planning document called the Documento di Programmazione Economica e Finanziaria (Economic and Financial Program Document, or “Program Document”). The Program Document sets forth Government programs, reforms and public finance targets for the next four to five years. It describes the macroeconomic framework of the current year and sets forth two sets of forecast general government revenues and expenditures. The first forecast assumes no change from current policy and the second assumes the adoption of the programs contemplated by the Program Document. The Program Document is usually approved by Parliament by mid-August of each year.

     By September 30 the Ministry of Economy and Finance presents to Parliament its revisions, if any, to the Program Document, and the Relazione Previsionale e Programmatica (Forecast and Planning Report, or “RPP”) a document that shows programs, reforms and public finance targets for the next calendar year.

     In the fourth quarter of each year the Government presents to Parliament its final budgetary package, which consists of the Legge di Bilancio (Budget Law) and the Legge Finanziaria (Annual Financial Law). The Budget Law formally authorizes general government revenues and expenditures for the upcoming calendar year. General government entities may not make payments unless they are provided for in the Budget Law. The Annual Financial Law sets forth the financial framework for the upcoming calendar year within the parameters set by the Program Document. It allocates financial resources to general government entities and amends laws in order to reflect these allocations.

     The Ministry of Economy and Finance and, in particular, the General Accounting Office, is responsible for the management of Government expenditures. The Ministry of Economy and Finance submits to the Government and to Parliament a quarterly cash-flow report (Relazione Trimestrale di Cassa) that indicates year-to-date revenues and expenditures and divergence from the budget. If this divergence is significant, the Government may submit a supplemental budget to Parliament that, if approved, amends the Annual Financial Law for the then-current fiscal year.

European Economic and Monetary Union

     Under the terms of the Maastricht Treaty, member states participating in the EMU (“Participating States”) are required to avoid excessive government deficits. In particular, they are required to :

•	maintain a budget deficit, or net borrowing, that does not exceed three per cent of GDP, unless the excess is exceptional and temporary and the actual deficit remains close to the three per cent ceiling. The Commission considers an excess budget deficit resulting from a severe economic downturn to be exceptional if there is an annual fall of real GDP of at least two per cent or, if the fall is of less than two per cent of GDP, if there is further supporting evidence, particularly in relation to the abruptness of the downturn ; and

•	a gross accumulated public debt that does not exceed 60 per cent of GDP or is declining at a satisfactory pace toward this reference value.

     Although Italy’s public debt exceeded 60 per cent of GDP in 1998, Italy was included in the first group of countries to join the EMU on January 1, 1999 on the basis that public debt was declining at a satisfactory pace toward the 60 per cent reference value.

     In order to ensure the ongoing convergence of the economies participating in the EMU, to consolidate the single market and maintain price stability, the EMU member states agreed to a Stability and Growth Pact (SGP) that became effective on July 1, 1998. The SGP is an agreement among the states participating in the EMU aimed at clarifying the Maastricht Treaty’s provisions for an excessive deficit procedure and strengthening the surveillance and co-ordination of economic policies. The SGP also calls on Participating States to target budgetary positions aimed at a balance or surplus in order to adjust for potential adverse fluctuations, while keeping the overall budget deficit within the reference value of 3 per cent of GDP.

     Under SGP regulations, Participating States were required to submit a stability and growth program (each such program a “Stability and Growth Program”), and non-participating Member States are required to submit revised convergence programs every year. These programs, which cover a three to four-year period, are required to set forth:

•	projections for medium-term budget balance,

•	the budgetary strategy to achieve the medium-term objective of budget balance and the path to reduce the ratio of general government debt to GDP;

•	the main assumptions about expected economic developments and the variables (and related assumptions) that are relevant to the realization of the stability program such as government investment expenditure, real GDP growth, employment and inflation; and

•	an analysis of how changes in the main economic assumptions would affect the budgetary and debt position.

     Based on assessments by the EU Commission and the Economic and Financial Committee, the Council of the EU examines and delivers an opinion on whether the medium-term budget objective in the stability program provides for a safety margin to ensure the avoidance of an excessive deficit, whether the economic assumptions on which the program is based are realistic and whether the measures being taken and/or proposed are sufficient to achieve medium-term budgetary objective. The Council of the EU can issue recommendations to the Participating State to take the necessary adjustment measures to reduce an excessive deficit. If the Participating State repeatedly fails to comply with the Council of the EU’s recommendations, the Council may require the Participating State to make a non-interest-bearing deposit equal to the sum of:

•	0.2 per cent of the Participating State’s GDP, and

•	one tenth of the difference between the budget deficit as a percentage of GDP in the preceding year and the reference value of 3 per cent of GDP.

This deposit may be increased in following years if the Participating State fails to comply with the Council’s recommendations, up to a maximum of 0.5 per cent of GDP and may be converted into a fine if the excessive deficit has not been corrected two years after the decision to require the Participating State to make the deposit. In addition to requiring a non-interest-bearing deposit, in the event of repeated non-compliance with its recommendations, the Council may require the Participating State to publish additional information, to be specified by the Council of the EU, before issuing bonds and securities and invite the European Investment Bank to reconsider its lending policy towards the Participating State.

Accounting Treatment

     Italy historically has used two systems of accounting: State sector and public sector. State sector accounting includes the revenues and expenditures of the Government and certain agencies and entities whose budgets must be approved by Parliament. Public sector accounting includes the Government, agencies and entities comprising the state sector, as well as entities with budgets not subject to Parliamentary approval (including autonomous agencies, regional and local governments and authorities and the national social security agencies) to the extent the Government receives and transfers funds to such entities. Parliament may review the use of funds transferred by the Government to public sector entities and the financial results of such entities.

     Transactions between State-owned joint stock companies and the Government are only included in state sector accounting or public sector accounting to the extent the Government is acting in its capacity as shareholder, for example through the receipt of dividends or the contribution of capital. Joint stock companies owned by the Government, in whole or in part, include IRI, ENI, ENEL and certain former autonomous agencies of the Government, such as the State railways (Ferrovie dello Stato S.p.A.) and the Postal Service (Poste Italiane S.p.A.). See “— Government Enterprises”. Certain borrowings of these enterprises are guaranteed, either by operation of law or specific contractual arrangement, by the Government. See “Public Debt.”

     Although Italy will continue to use public sector and State sector accounting for most internal budgeting and certain other purposes, it also utilizes general government accounting. General government accounting includes revenues and expenses from both central and local government and from social security funds, or those institutions whose principal activity is to provide social benefits. European Union countries are generally required to use general government accounting for purposes of financial reporting in accordance with European Union requirements. The criteria of general government accounting established by the European system of integrated accounts are being developed and phased in gradually. EUROSTAT is responsible for decisions with respect to the application of such general government accounting criteria.

     Revised National Accounts. In 1999, ISTAT introduced a new system of national accounts in accordance with the new European System of Accounts (ESA95) as set forth in European Union Regulation 2223/1996. These new guidelines are intended to contribute to the harmonization of the accounting framework, concepts and definitions within the European Union. The revisions include annual and quarterly national accounts, regional accounts, and financial and economic accounts by institutional sector. The base year is 1995.

     Under ESA95, all European Union countries apply a uniform methodology and present their results on a common calendar. Both State sector accounting and public sector accounting transactions are recorded on an accrual basis. The general government revenues, expenditure and debt figures in this annual report from and including 1995 have been restated and are in accordance with, and reflect the changes introduced by the adoption of ESA95 and differ from data included in SEC filings published before January 2001. They reflect consolidated revenues and expenditures for the public sector, which is the broadest aggregate for which data is available.

Measures of Fiscal Balance

     Italy reports its fiscal balance using two principal methods:

•	Net borrowing, or budget deficit, which is consolidated revenues minus consolidated expenditures of the general government. This is the principal measure of fiscal balance, and is calculated in accordance with European Union accounting requirements. In 2001, Italy also commenced reporting its structural net borrowing, which is a measure, calculated in accordance with methods adopted by the EU Commission, of the level of net borrowing after the effects of the business cycle have been taken into account. Structural net borrowing assumes that the output gap, which measures how much the economy is outperforming or underperforming its actual capacity, is zero. As there can be no precise measure of the output gap, there can be no precise measure of the structural budget deficit. Accordingly, the structural net borrowing figures shown in this annual report are necessarily estimates.

•	Primary balance, which is the financial balance less interest payments and other borrowing costs of the general government. The primary balance is used to measure the effect of discretionary actions taken to control expenditures and increase revenues.

The table below shows selected public finance indicators for the period from 1997 through 2001.

Selected Public Finance Indicators 1997 through 2001

	1997(1)	1998(1)	1999	2000	2001

		(millions of euro, except percentages)
General government expenditure	520,598	528,747	536,581	540,891	583,595
% of GDP	50.7%	49.3%	48.4%	46.4%	48.0%
General government revenues	492,875	498,549	517,164	534,628	556,797
% of GDP	48.0%	46.5%	46.7%	45.9%	45.8%
Net borrowing(2)	27,723	30,198	19,417	6,263	26,798
% of GDP	2.7%	2.8%	1.8%	0.5%	2.2%
Primary balance(3)	68,383	55,813	55,417	69,002	50,335
% of GDP	6.7%	5.2%	5.0%	5.9%	4.1%
Public Debt(4)	1,233,683	1,248,469	1,269,594	1,287,593	1,337,528
% of GDP	120.2%	116.4%	114.5%	110.5%	109.9%

(1)	Lire amounts have been translated into euros at the fixed exchange rate of Lit. 1936.27 to €1.00, which took effect on January 1, 1999. For convenience, amounts for prior years have been translated at the same rate and depict the same trends as they would had they been presented in lire.

(2)	Net borrowing includes revenues from UMTS licenses for the year 2000 (€13,815 million, or 1.2 per cent of GDP).

(3)	Net of revenues from UMTS licenses for the year 2000.

Source:	For the years 1997 — 2000: Annual Report of the Bank of Italy (2002) For the year 2001, ISTAT data published in August 2002, taking into account the effect of the Eurostat decision.

     Large net borrowing requirements and high levels of public debt were features of the Italian economy until the early 1990s. In accordance with the Maastricht Treaty, the reduction of net borrowing and public debt became a national priority for Italy. The Government achieved the objective of keeping net borrowing under 3 per cent of GDP in 1997, at 2.7 per cent of GDP. Net borrowing increased slightly to 2.8 per cent of GDP in 1998 and decreased to 1.9 per cent of GDP in 1999 and 1.7 per cent of GDP in 2000 (excluding revenues from UMTS licenses for €13,815 million, or 1.2 per cent of GDP). Net borrowing increased to 2.2 per cent of GDP in 2001, reflecting lower than targeted revenues and higher than targeted expenses.

     Public debt decreased from 114.6 per cent of GDP in 1999 to 110.5 per cent in 2000 and 109.4 per cent in 2001. The decrease in 2000 was primarily due to accelerated nominal GDP growth, increased tax revenues and lower interest expenses. The rate of decrease in public debt as a percentage of GDP in 2001 slowed due principally to lower income from privatizations. Since 1999 the Government has taken steps to lengthen the average maturity of debt and reduce the variable rate portion that, together with the introduction of the single currency, made Government debt less sensitive to variations in short-term interest rates and exchange rates.

The 2003-2006 Stability and Growth Program

     In November 2002 Italy presented its update to its stability and growth program for the period 2003-2006 (“2002 Stability Program”) to the Council of the EU and the EU Commission. The 2002 Stability Program is based on the 2003-2006 Program Document approved by Parliament in July 2002 and amended on September 30, 2002, the RPP for 2003 approved by Parliament on September 30, 2002 and the Annual Financial Law presented to Parliament for approval on September 30, 2002. The following table compares the principal finance indicators included in the 2001 Stability Program and the 2002 Stability Program:

COMPARATIVE TABLE

2001 STABILITY PROGRAM AND 2002 STABILITY PROGRAM TARGETS

	2001	2002	2003	2004	2005

		(Percentage of GDP)
Real GDP growth rate
2001 Stability Program	2.0	2.3	3.0	3.0	3.1
2002 Stability Program	1.8	0.6	2.3	2.9	3.0
Difference	(0.2)	(1.7)	(0.7)	(0.1)	(0.1)
Net Borrowing, as a % of GDP
2001 Stability Program	(1.1)	(0.5)	0.0	0.0	0.2
2002 Stability Program	(2.2)	(2.1)	(1.5)	(0.6)	(0.2)
Difference	(1.1)	(1.6)	(1.5)	(0.6)	(0.4)
Structural Net Borrowing, as a % of GDP(1)
2001 Stability Program	(0.9)	(0.2)	0.1	(0.1)	(0.1)
2002 Stability Program	(2.1)	(1.2)	(0.5)	0.0	0.0
Public Debt, as a % of GDP
2001 Stability Program	107.5	104.3	101.0	98.0	95.4
2002 Stability Program	109.9	109.4	105.0	100.4	98.4
Difference	2.4	5.1	4.0	2.4	3.0

(1)	Calculated with the methods adopted by the EU Commission.

Source: 2002 Stability Program

     The Council of the EU issued an opinion in February 2002, setting forth the following considerations associated with the achievement of the budgetary targets set forth in Italy’s 2001 Stability Program:

•	short term real GDP growth forecasts were based on the assumption that global economic recovery would begin during early 2002;

•	budgetary targets in 2002 and 2003 rely heavily on one-off measures, in particular the sale of publicly-owned real estate assets, while few details are provided on the planned sizeable reduction in non-interest expenditure as percentage of GDP over the program period;

     Furthermore, the Council of the EU recommended that Italy:

•	adopt rules allowing for a more effective monitoring and control of current expenditures at all levels;

•	accelerate the implementation of the pension reform to control expenditure and to promote supplementary private pension provisions; and

•	implement labor market reforms and accelerate the reduction of its debt ratio.

The 2003-2006 Program Document

     For the past four years Italy has been successful at meeting the ambitious targets set for fiscal consolidation, while introducing reforms to modernize the public sector and tax system. Although Italy substantially reduced its budget deficit, the ratio of public debt-to-GDP remains well above the 60 per cent reference rate established by the Maastricht Treaty.

     In July 2001 the Government finalized and presented to Parliament its 2003-2006 Program Document, which, as its main objective, contemplates the following reforms:

•	fiscal reform, designed to continue to reduce the tax burden in order to stimulate economic growth while reducing current expenditures to balance the lower tax revenues;

•	labor market reforms, aimed at increasing the efficiency and liquidity of the labor market by introducing new standard forms of labor contracts, improving the flow of information relating to job opportunities, strengthening job training programs and reforming unemployment and other types of employment-related compensation;

•	pension reform, aimed at promoting supplementary private pension provisions and increasing the labor force participation rate of the Italian population aged 55-64; and

     The following table shows Italy’s principal public finance targets for the years indicated, as well as the gross domestic product, inflation and unemployment assumptions underlying the 2003-2006 Program Document.

2003-2006 PROGRAM DOCUMENT OBJECTIVES

	2003	2004	2005	2006

		(Target)
Current account surplus, as a percentage of GDP	2.2	2.7	2.7	3.1
Primary balance, as a percentage of GDP	5.1	5.5	5.8	5.7
Interest expense, as a percentage of GDP	5.9	5.8	5.7	5.5
Net borrowing, as a percentage of GDP	(0.8)	(0.3)	0.1	0.2
Structural net borrowing, as a percentage of GDP	(0.4)	0.1	0.2	0.2
Public debt, as a percentage of GDP	104.5	99.8	97.1	94.4
GDP (% real growth rate)	2.9	2.9	3.0	3.0
Inflation (% real growth)	1.4	1.3	1.2	1.2
Unemployment rate (%)	8.5	8.0	7.5	6.8

Source: 2003-2006 Program Document

     The 2003-2006 Program Document targets real GDP growth of 2.9 per cent in 2003, primarily due to the effect of the reforms described above. It also targets annual budget deficit reductions, with a substantially balanced budget achieved in 2005 as a result, inter alia, of an increase in primary surplus to 5.1 and 5.5 per cent of GDP in 2002 and 2003, respectively, and a progressive reduction in interest payments to 5.7 per cent of GDP in 2005.

     The 2003-2006 Program Document assumes that the current account surplus will grow progressively, reaching 3.1 per cent in 2006. The ratio of public debt-to-GDP is forecasted to decrease each year during the period from 2003 through 2006, falling under 100 per cent in 2004.

     Because the 2003-2006 Program Document is based on projections of future economic developments, including international economic trends, there can be no assurance that the objectives of the 2003-2006 Program Document will be attained. See also “— 2002 Developments.”

Revenues and Expenditures

     The following table sets forth general government revenues and expenditures and certain other key public finance measures for the five years ended December 31, 2001. The table does not include revenues from privatizations, which are deposited into a special fund for the repayment of Treasury outstanding securities and cannot be used to finance current expenditures. Accordingly, proceeds from privatizations do not affect the financial balance deficit, but do contribute to a decrease in the public debt and consequently the ratio of public debt-to-GDP. See “— Privatization Program.”

     The Statistical Office of the European Communities, or Eurostat, published in July 2002 a decision relating to the methods of accounting for securitizations. Pursuant to the Eurostat decision, Italy will be required to account for receipts, aggregating approximately €6.7 billion, from certain real estate and state lottery proceeds securitization transactions, which took place in 2001, in the three-year period 2002-2004 and not in 2001. The general government revenues and expenditures figures for 2001 presented in the table below take into account the effects of the Eurostat decision. As a result of the Eurostat decision, Italy’s net borrowing for 2001 rose from 1.6% of GDP to 2.2% of GDP.

General Government Revenues and Expenditures

	1997(1)	1998(1)	1999	2000	2001

		(millions of euro)
Expenditures
Current expenditures	484,755	487,402	492,289	511,432	534,225
of which
Total consumption	188,663	188,033	196,174	208,016	224,663
of which
Wages and salaries	119,109	114,450	117,739	122,810	129,028
Cost of goods and services	69,554	73,583	78,435	85,206	95,583
Interest expense	96,105	86,011	74,834	75,265	77,133
Production grants	12,543	14,420	13,682	13,923	13,950
Social services	177,771	181,894	190,000	195,344	202,728
Other current expenditures	9,673	17,095	17,599	18,884	15,751
Capital expenditures(2)	35,844	41,345	44,292	29,459	49,370
Investments	22,856	25,524	27,057	28,021	30,916
Investment grants	8,996	11,402	13,144	13,090	16,427
Other capital expenditures	3,992	4,420	4,091	(11,652)	2,027
Total expenditures	520,598	528,747	536,581	540,891	583,595
% of GDP	50.7%	49.3%	48.4%	46.4%	48.0%
Revenues Current revenues	482,756	491,177	511,590	529,523	553,376
of which
Tax revenues	292,246	318,848	333,805	345,600	360,344
of which
Direct taxes	164,534	154,454	166,307	170,440	183,285
Indirect taxes	127,713	164,394	167,498	175,160	177,059
Social security contributions	157,329	137,712	141,129	148,074	154,519
Revenues from capital	6,328	5,392	7,163	5,599	6,095
Other current revenues	26,853	29,225	29,493	30,250	32,775
Capital revenues	10,120	7,372	5,574	5,105	3,421
Total revenues	492,875	498,549	517,164	534,628	556,797
% of GDP	48.0%	46.5%	46.7%	45.9%	45.8%
Current account surplus/(deficit)	(1,999)	3,775	19,301	18,091	19,151
% of GDP	0.2%	0.4%	1.7%	1.6%	1.6%
Net borrowing	27,723	30,198	19,417	6,263	26,798
% of GDP	2.7%	2.8%	1.8%	0.5%	2.2%
Structural net borrowing (% of GDP)(3)	N.A.	N.A.	N.A.	1.4%	2.1%
Primary balance	68,383	55,813	55,417	69,002	50,335
% of GDP	6.7%	5.2%	5.0%	5.9%	4.1%
GDP (nominal value)	1,026,285	1,073,019	1,108,497	1,164,767	1,216,583

(1)	Lire amounts have been translated into euros at the fixed exchange rate of Lit. 1936.27 to €1.00, which took effect on January 1, 1999. For convenience, amounts for prior years have been translated at the same rate and depict the same trends as they would had they been presented in lire.

(2)	In 2000, revenues from UMTS licenses for the year 2000 (€13,815 million, or 1.2 per cent of GDP) were deducted from capital expenditures.

(3)	Calculated with the methods adopted by the EU Commission.

Source:	For the years 1997-2000: Annual Report of the Bank of Italy (2002)
For the year 2001, ISTAT data published in August 2002, taking into account the effect of the Eurostat decision.
For structural net borrowing: 2001 Stability and Growth Program and 2002 Stability and Growth Program

     General government expenditures and revenues have increased in each of the last five years and are expected to increase in 2002. General government revenue increased by 3.4 per cent in 2000 reflecting higher tax receipts, particularly from indirect taxes such as V.A.T., and rises in social security contributions. Revenue increased by 4.1 per cent in 2001 due to the growth in tax receipts, primarily direct taxes, and in social security contribution. As a percentage of GDP, revenues were substantially stable in 2001 at 45.8 per cent compared to 45.9 per cent in 2000. General government expenditures increased 7.9 per cent in 2001, compared to 0.8 per cent in 2000. The low growth in expenditure in 2000 and high growth in 2001 was primarily due to the effect of revenues from the sale of UMTS licenses in 2000 totaling €13,815 million, which were deducted from capital expenditures. As a percentage of GDP, general government expenditures declined from 46.4 per cent in 2000 to 48.4 per cent in 2001, reflecting the positive effect in 2000 of the sale of UMTS licenses.

Expenditures

     Social Services. Italy has a comprehensive system of social services, including public health, public education and pension, disability and unemployment benefits programs, almost all of which are administered by the Government or by local authorities receiving Government funding. These social services are funded in part by contributions from employers and employees and in part from general tax revenues.

     The two principal social security agencies for private sector employees, the Istituto Nazionale Previdenza Sociale (“INPS”) and the Istituto Nazionale Assicurazioni e Infortuni sul Lavoro (“INAIL”), provide old-age pensions and temporary and permanent disability compensation for all the employees of the private sector and their qualified dependents and coverage for accidents in the workplace or permanent disability as a consequence of employment for workers of the industrial and agricultural sectors and for certain service sector employees. The social security entity for government employees, the Istituto Nazionale di Previdenza per i Dipendenti dell’Amministrazione Pubblica (“INPDAP”) provides similar services.

     Old-age pensions in Italy, as in much of the developed world, continue to present a significant structural fiscal problem. Reducing pension spending is a particularly important Government objective given Italy’s aging population. Beginning in 1992, the Government adopted several measures designed to control the growth of pension expenditures. Among other measures, the Government abolished the indexation of pensions to reflect wage increases and froze or delayed early retirement pensions for certain categories of workers, raised the retirement age (from 60 to 65 for men and from 55 to 60 for women) and increased the minimum contribution period from 15 to 20 years. In 1995, Parliament enacted legislation to reform the pension system. The new pension system will apply to all employees with 18 years or less of employment experience in 1995. Once phased in, each individual’s pension will be determined on the basis of the contributions, adjusted for GDP growth, made to the system by the individual or by his employer on his behalf. No additional contributions will be made by the Government. The Government will, however, continue to provide welfare and disability pensions. Individuals with lower levels of contribution to the State pension system will be encouraged to seek additional pension benefits through voluntary contributions to private funds. Italy has announced in its 2003-2006 Program Document that it intends to continue to reform the Italian pension system in coming years by raising the retirement age and increasing the labor participation rate of the Italian population aged 55-64 as well as continuing to provide incentives aimed at stimulating the growth of the private pension sector.

     According to the agency responsible for monitoring pension expenditures (Nucleo di Valutazione della Spesa Pensionistica), pension expenditures grew by 7.3 per cent per year from 1990 to 2001. This growth rate, however, steadily declined from 12.2 per cent per year from 1990-1992, to 7.3 per cent per year from 1993 to 1997, to 3.4 per cent per year from 1998 to 2001. Pension expenditures grew by 4.5 per cent in 2001, compared to a 2.8 per cent increase in 2000. The growth in 2001 was due to a 2.5 per cent inflation adjustment in 2001 compared to 1.6 per cent in 2000 and to the raise in the retirement age in 2000 (from 64 to 65 for men and from 59 to 60 for women), which reduced the number of new pensioners in 2000 and increased it in 2001. Pension expenditures represented 15.1 per cent of GDP in 2001.

     Italy has a public health service run principally by regional governments with funds provided by the Government. Local health units adopt their own budgets, establish targets and monitor budget developments. Public health care expenditures have risen rapidly in recent years, increasing 10.8% in 2000 to €62,586 million and 6.7% in 2001 to €66,805 million. This rise was primarily due to growing expense for pharmaceutical products, which increased by 18.6% in 2000 to €8,741 million and 32.8% in 2001 to 11,608 million, and for health care services provided in hospitals. The growth in expense for pharmaceutical products is attributable to the increased availability of fully or partially subsidized prescriptions and higher consumption of pharmaceutical products. Public health care expenditures as a percentage of GDP amounted to 5.4 per cent in 2000 and 5.5 per cent in 2001.

     Italy has a public education system consisting of elementary, middle and high schools and universities. Attendance at public elementary, middle and high schools is generally without charge to students, while tuition payments based on income level are required to attend public universities. The public schools generally follow a standard curriculum, and nationwide testing is used for graduation purposes. The Government has introduced programs to increase vocational and technical training. In 1997, the Government implemented a major reform of the education system, which, among other things, increased the number of years of compulsory education from eight to ten and imposed higher standards for the end-of-school exam (esame di maturità). Public education system expenditure was approximately €54,000 million or 4.5 per cent of GDP in 2001.

     The Government has recently proposed draft legislation to Parliament designed to improve the quality and efficiency of social services. The current social welfare system is skewed towards pensioners. While Italy’s pension expenditures are approximately 4 per cent higher than the EU average , its other social expenditures, including expenditures for families in need, are generally lower than most countries in the EU. Italy has relatively low unemployment insurance benefits and social assistance payments. The proposed legislation would give more responsibility to local governments for the design and execution of social policies.

     Compensation of public employees. Compensation of public employees increased slightly to 10.6 per cent of GDP in 2001 from 10.5 per cent of GDP in 2000. Compensation of public employees increased by 5.1 per cent due to a 5.3 increase in gross per capita earnings and a 4.9 per cent increase in social security contributions made by employers, including contributions made by the State to eliminate the deficit of the State Sector Employees’ Social Security Institute (Istituto Nazionale di Previdenza per i Dipendenti dell’Amministrazione Pubblica, or INPDAP). The number of public employees increased by 0.1 per cent in 2001 and 0.7 per cent in 2000, following a significant reduction between 1995 and 1999.

     Interest payments. Interest payments by the Government declined by €11.1 billion in 1999, but grew by €0.4 billion in 2000 and €1.9 billion in 2001 due to an increase in the nominal value of public debt. The ratio of interest payments to GDP fell from 12.1 per cent in 1993 to 6.3 per cent in 2001, declining less rapidly in the last three years from 6.8 per cent in 1999 and 6.5 per cent in 2000. Average interest rates, which declined steadily since 1991, increased to 6.0 per cent in 2001, from 5.9 per cent in 2000 and 6.0 per cent in 1999. The growth in average interest expenses in 2001 reflects the increase in short term interest rates in 2000 and in medium- and long-term interest rates in 1999, which more than offset the effect of the repayment of bonds with higher coupons. Between December 1995 and May 1999, average gross rate on Treasury bills fell from 10.5 per cent to 2.6 per cent, before rising to 5.1 per cent at October 2000 and falling back to 3.2 per cent at the end of 2001. Similarly, the gross yield on ten-year bonds fell from 10.9 per cent in 1995 to 3.9 per cent in January 1999, rose to 5.6 per cent at the end of 1999 and fell back to 5.2 per cent at the end of 2001.

Revenues

     Taxes. Italy’s tax structure includes taxes imposed at the State and local levels and provides for both direct taxation through income taxes and indirect taxation through a value added tax (“VAT”) and other transaction-based taxes. Income taxes consist of an individual tax levied at progressive rates and a corporate tax levied at a flat rate. In 2001, the maximum individual tax rate was 45 per cent, and the maximum corporate tax rate was 36 per cent. Corporations also pay local taxes, and the deductibility of those taxes for income tax purposes has been gradually eliminated over the last few years. Tax reform legislation that became effective in 1998 reduced the maximum rate payable by individuals and introduced a two-tiered system for corporate taxation.

     VAT is imposed on the sale of goods and the rendering of services performed for consideration in connection with business or professions and on all imports of goods or services. Italy has issued legislation to harmonize its VAT with applicable European Union directives. The basic VAT rate is 20 per cent, although certain goods and services qualify for an exemption from VAT or a reduced rate. In addition to VAT, indirect taxes include customs duties, taxes on real estate and certain personal property, inheritance taxes, stamp taxes and excise taxes on energy consumption, tobacco and alcoholic beverages.

     Low taxpayer compliance has been a longstanding concern for the Government, which has adopted measures to increase compliance. Some of these measures are aimed at identifying tax evasion and include systems of cross-checks between the tax authorities and social security agencies, public utilities and others. One of the areas of greatest concern to the Government has been under-reporting of income by self-employed persons and small enterprises. The Government’s efforts to increase tax compliance during the last three years have led to an increase in the general tax base and to an improvement in compliance. As a result of these increases in the general tax base and in compliance, the Government enacted tax reforms through its 1999 Budget Law, 2000 Budget Law and 2001 Budget Law aimed at reducing the fiscal burden on corporations and individuals. Italy’s fiscal burden, which is the aggregate of direct and indirect taxes and social security contributions as a percentage of GDP, decreased from 43.0 per cent in 1999 to 42.5 per cent in 2000 and 42.4 per cent in 2001, which is higher than the EU average at 42.0 per cent in 2001.

     Italy has negotiated bilateral treaties for the avoidance of double taxation with virtually all industrialized countries.

     In 1997, the Government enacted tax reform legislation which took effect in 1998. The Government introduced a new regional tax on production activities (Imposta Regionale sulle Attività Produttive, or IRAP) to replace certain excise duties, capital taxes and health contributions, revised personal income tax and reorganized the rules applicable to taxes on capital gains. In addition, the Government introduced a two-tiered system of corporate taxation, called Dual Income Tax, whereby a lower tax rate (19 per cent) applies to increases in retained earnings and the ordinary 36 per cent rate continues to apply to residual profit.

     In addition to simplifying and rationalizing the tax system, the reforms were intended to reduce the distortions in the ways companies used factors of production and raised funds. The new system is advantageous for companies with low financial leverage, those with a high ratio of profits to value added and those that did not benefit from the charging of health service contribution to the budget.

     The 1999 and 2000 Budget Laws contained further measures to reduce the level of taxation. With the 2000 Budget Law the Government lowered taxes on purchases of a principal residence, on house rents and on building renovations, each of which had been originally introduced only for 1999, and introduced new measures to ease further the level of taxation. These included further and higher allowances in personal income tax, lower inheritance and estate taxes, and the reduction of the tax rate on corporate merging and demerging operations from 27 per cent to 19 per cent.

     Key features of the tax reforms contained in the 2001 Budget Law included the full deductibility for income tax purposes of capital gains resulting from the sale of the principal residence and of costs associated with house renovations throughout 2001, a gradual reduction of all income tax rates, over the period 2001-2003, with the minimum income tax rate (for annual incomes up to €10,329) reduced to 18 per cent from 2001 and the maximum individual tax rate (for annual income over €69,721) reduced from 45 per cent in 2001 to 44.5 in 2002 and 44 per cent in 2003. In addition, as a result of the 2001 Budget Law, income tax rate for companies (IRPEG) was reduced from 37 per cent to 36 per cent with effect from 2001, and will be reduced to 35 per cent with effect from 2003.

     As part of the tax reforms enacted in recent years, the Government is also in the process of modernizing its tax management system. Key features of this modernization include:

•	harmonizing the tax authority’s and social security agency’s data banks, thus enabling the Government to cross-check social security contributions and tax payments. The innovation is also intended to resolve structural problems that had resulted in significant backlog in processing tax reimbursement requests in the past;

•	electronic tax return filings made through intermediaries and, beginning in June 2000, by taxpayers directly; and

•	the publication of parameters for different sectors of the economy that are intended to serve as a basis to calculate tax payables by each sector.

     The following table sets forth the composition of tax revenues for each of the five fiscal years ended December 31, 2001.

Composition of Tax Revenues(1)

	1997(2)	1998(2)	1999	2000	2001(4)

		(millions of euro)
Direct taxes
Personal income tax	94,306	103,406	114,661	113,970	119,362
Corporate income tax	22,881	21,787	29,759	28,622	32,483
Local income tax	12,515	3,289	366	165	192
Investment income tax	18,901	10,232	11,535	18,426	15,171
Other(3)	14,672	11,036	5,492	3,774	8,712

Total direct taxes	163,274	149,748	161,813	164,957	175,920
Indirect taxes
VAT	64,814	71,052	75,775	89,022	91,470
Other transaction-based taxes	20,144	18,894	16,464	15,042	14,513
Production taxes	26,678	26,051	26,945	26,532	25,910
Tax on State monopolies	5,468	6,061	6,398	7,357	7,305
National Lottery	5,908	6,813	11,701	8,887	7,722
Others	891	799	701	679	639

Total indirect taxes	123,902	129,669	137,983	147,519	147,558

Total taxes	287,176	279,417	299,797	312,476	323,478

(1)	The data presented is prepared for the State sector budget and does not correspond precisely to the general government budget figures contained in the table entitled “General Government Revenues and Expenditures under “—Revenues and Expenditures”, primarily because the latter include indirect taxes levied by regional and local governments.

(2)	Lire amounts have been translated into euros at the fixed exchange rate of Lit. 1936.27 to €1.00, which took effect on January 1, 1999. For convenience, amounts for prior years have been translated at the same rate and depict the same trends as they would had they been presented in lire.

(3)	The taxes classified as “other” are non-recurring and, accordingly, this item is highly variable.

(4)	These figures do not take into account the effects of the Eurostat decision which requires Italy, among other EU member countries, to account for receipts from certain securitization transactions as described above.

Source: Annual Report of the Bank of Italy (May 2002)

     The rise in personal income tax receipts in 2001 was principally due to increases in the overall size of the workforce and an increase in gross wages and salaries for full-time employees, which more than offset the reduction of the tax burden granted under the 2001 Budget Law. Tax receipts from employed workers increased by 8.1 per cent, while those from self-employed workers decreased by 17.8 per cent compared to 2000. The growth in corporate tax receipts in 2001 was attributable to higher corporate profits in 2000, slightly offset by the lowering of the standard tax rate from 37 to 36 per cent. These increases were partially offset by the 17.7 per cent reduction in receipts from withholding taxes on interest income and capital gains taxes over the same period. Direct taxes represented 15.1 per cent of GDP in 2001 compared to 14.6 per cent in 2000.

     Indirect taxes include VAT, excise duties, stamp duties and other taxes levied on expenditures. Indirect tax receipts were substantially stable in 2001, but declined from 15.0 per cent of GDP in 2000 to 14.5 per cent of GDP in 2001.

Government Enterprises

     The following chart summarizes, certain key data for each of the principal state-owned enterprises for the periods indicated. The Government currently continues to participate in the election of the respective boards of directors but does not directly participate in the management of these companies.

Principal Government Enterprises

			Total	Total
			Assets	Liabilities	Net profit (loss)

		Per cent of	At December 31,(2)		As of December 31,
		Government
Company	Industry Sector	Ownership(1)	2001	2001	1999	2000	2001

				(millions of euro)
Alitalia Linee Aeree Italiane S.p.A	Airline	62.4%	4,487	3,641	6	(256)	(907)
ENI S.p.A	Energy	30.3%	65,195	33,938	2,997	6,022	8,228
ENEL S.p.A	Electricity/Utility	67.6%	64,105	42,996	2,345	1,233	3,952
Ferrovie dello Stato S.p.A	Railroads	100.0%	59,007	35,415	(1,483)	(683)	29
Poste Italiane S.p.A	Post	100.0%	41,006	39,806	(652)	(393)	(76)
Finmeccanica S.p.A	Aerospace/Defense	32.3%	22,714	19,538	66	339	188
RAI S.p.A	Broadcasting	100.0%	2,807	2,100	57	43	(23)
Gestore della Rete Transmissione Nazionale S.p.A	Energy Transmission	100.0%	1,939	1,882	—	23	7

(1)	The percentages refer to the holding company (S.p.A.), while the financial data refers to the entire group on a consolidated basis.

Source: Ministry of Economy and Finance

Privatization Program

     Privatizations managed by the Italian Treasury. Italy has undertaken an ambitious privatization program over a relatively short period of time. Since 1994, the Treasury has carried out a number of privatizations in the financial institutions sector (IMI, INA, Istituto Bancario San Paolo di Torino, Banco di Napoli, Banca Nazionale del Lavoro, Mediocredito Centrale, Credito Industriale Sardo, Meliorbanca, Mediolombardo), the telecommunications sector (Telecom Italia), integrated oil companies (ENI) and electricity utilities (ENEL). Based on Treasury data, from the period commencing February 1994 to June 30, 2002, the Government raised approximately €66 billion, making the Italian privatization program one of the largest privatization programs in Europe. Proceeds from privatizations in 2001, including revenues from the IRI disposal program, were the lowest since 1994, when the privatization process began, amounting to €3 billion compared to €10 billion in the previous year.

     In its 2003-2006 Program Document and its 2002 Stability and Growth Program the Government budgeted approximately €60 billion of proceeds from privatizations for the years 2002-2006, of which approximately €20 billion was projected to be received in the years 2002-2003; including proceeds from the Government’s real estate disposal program. The Italian Treasury currently holds majority or controlling interests in approximately 20 public companies and minority interests in two companies operating in the banking sector. In its 2002 Stability and Growth Program, the Italian Treasury estimated that the value of these holdings amounted to approximately €80 billion.

     The table below illustrates the main Italian privatizations since 1994 managed by the Treasury.

Privatizations managed directly by the Italian Treasury
(from 1994 to August 2002)

				Gross proceeds in	Percentage of
Company Name	Industry Sector	Offer Date	Offering Type	millions of euro	capital disposed of

IMI	Banking	Feb 1994	Public Offering	927	27.90	(1)
INA	Insurance	June 1994	Public Offering	2,343	49.45	(1)
IMI	Banking	July 1995	Private Placement	472	14.48
INA	Insurance	Oct 1995	Private Placement	871	18.37
ENI	Oil	Nov 1995	Public Offering	3,254	15.05	(1)
INA	Insurance	June 1996	Convertible	2,169	31.08	(2)
IMI	Banking	June 1996	Marketed block trade	259	6.94
ENI	Oil	Nov 1996	Public Offer	4,586	16.19	(1)
Istituto San Paolo di Torino	Banking	June 1997	Public Offer	148	3.36
Banco di Napoli	Banking	July 1997	Trade sale	32	60.00
ENI	Oil	July 1997	Public Offering	6,832	18.21	(1)
Telecom Italia	Telecom	Oct 1997	Public Offer/Private	11,817	39.54
Seat	Publishing	Nov 1997	Competitive bidding	854	44.74
ENI	Banking	June 1998	Public Offer	6,712	15.21	(1)
BNL	Banking	Dec 1998	Public Offer/Private Placement	3,464	67.85
ENEL	Utility	Oct 1999	Public Offer	16,550	31.74
Mediocredito Centrale	Banking	Dec 1999	Trade sale	2,037	100.00
Unim	Real Estate	Dec 1999	Government tender in Public Offer	22	1.90
Credito Industriale Sardo	Banking	May 2000	Trade sale	22	53.32
Meliorbanca	Banking	July 2000	Trade sale	30	7.30
Mediolombardo	Banking	Sept 2000	Trade sale	39	3.30
Banco di Napoli	Banking	Dec 2000	Government tender in Public Offer	494	16.16
ENI	Oil	Feb 2001	Competitive Bidding	2,721	5
San Paolo IMI	Banking	June 2001	Residual stake through financial institutions	80	0.35
BNL	Banking	Dec 2001	Residual stake through financial institutions	77	1.31

Total				66,923

(1)	Inclusive of bonus shares which have been allocated to Italian retail investors who retained the shares sold for a specified period.

(2)	In June 1996, the Treasury issued bonds convertible into INA shares for an amount equivalent to 31.08% of INA’s share capital.

Source: Ministry of Economy and Finance

     The legislation governing privatizations contemplates a variety of methods of sale, including public offerings (including employee offerings), public auctions, private placements and trade sales and also allows the creation of stable core shareholder groups. In addition, this legislation grants the State certain special powers in connection with any transfer of a controlling interest in certain state-owned companies operating in public service sectors.

     Under Italian law, and in order to achieve the public finance objectives established with the Maastricht Treaty, all proceeds of the privatization of entities directly owned by the Treasury must be deposited into a fund established in 1993 (Fondo per l’ammortamento dei titoli di Stato) for the purchase or repayment of outstanding Treasury securities. Between 1995 and 2001, the Treasury redeemed approximately €75 billion of outstanding bonds, significantly contributing to the reduction in the debt-to-GDP ratio during that period.

     The original purpose of the privatization program was to reduce the level of direct Government ownership; thereby lowering the level of State subsidization and improving industrial efficiency. The privatization program has resulted in a major structural change in the Italian industrial and financial markets, with a significant decrease in direct Government involvement in the management of industrial and financial companies.

     The success of the privatization program is largely attributable to capital market reforms, to the implementation of a clear regulatory framework and to the increased interest by Italian retail investors in the equity market. The Italian Stock Exchange was privatized in 1997 and initiatives have been introduced to protect minority shareholders, promote transparent corporate governance and eliminate barriers to changes in corporate control. Increased participation by retail investors in domestic capital markets has been a leading contributor to the success of Italy’s privatization program. Prior to the commencement of Italy’s privatization program in 1993, Italy’s domestic retail investors historically had demonstrated a strong preference for investing in Government bonds and other fixed income securities rather than equities. As Italy has historically benefited from one of the highest domestic saving rates in Western Europe, the success of Italy’s privatization program has been largely attributable to the Government’s ability to attract domestic savings and promote the growth of equity investment. The Government has attained this goal through a combination of innovative offer structures, attractive retail incentive packages and widespread marketing campaigns. In 1997, the Treasury completed the €11,817 million privatization of Telecom Italia, which attracted 2.1 million domestic retail investors. In 1998, the €6,712 million fourth offering of ENI and the €3,464 million offering of Banca Nazionale del Lavoro attracted approximately 1.7 million and 1.6 million domestic retail investors, respectively. Between 1991 and 2001, the ratio of overall market capitalization of Italian Stock Exchange listed companies to nominal GDP increased from 12.4 per cent to 48.3 per cent, having reached a peak of 69.7 per cent in 2000. At December 31, 2001 total market capitalization was €587.5 billion.

     In its 2003-2006 Program Document, the Government announced its intention to sell a further 37.6 interest in ENEL by the end of 2003, assuming favorable market conditions.

     Privatizations managed by IRI. IRI has played a major role in the Italian privatization program. Proceeds from the privatization activities of the IRI group were €36 billion for the period from July 1992 to December 2001. During the three years ended December 31, 2001, IRI paid to the Ministry of Economy and Finance, its shareholder, dividends totaling €10.9 billion. On June 27, 2000 IRI was put into liquidation proceedings having completed its mandate. In connection with its liquidation, a trustee committee has been appointed to develop a plan for the divestment and allocation of IRI’s remaining assets and liabilities to its shareholders by the end of 2003. The trustee committee resolved to make advance payments to the Ministry of Economy and Finance amounting to €8.0 billion in 2000 and €3.0 billion in 2001.

Major Privatizations managed directly by IRI in the period 1999-2001

				Gross Revenue in	Percentage of
Company Name	Industry Sector	Offer Date	Offer Type	millions of euro	capital disposed of

Autostrade	Infrastructure	Oct 1999	Private Placement	2,536	30.0
	Infrastructure	Dec 1999	Secondary Public Offer	4,185	52.0
Aeroporti di Roma	Infrastructure	Nov 1999/ June 2000	Private Placements	1,379	54.2
Finmeccanica	Aerosp./Defense	June 2000	Secondary Public Offer	5,505	43.8
Cofiri	Financial services	Feb 2001	Private Placement	508	100.0

Source: Treasury’s evaluations based on IRI data

     Finmeccanica is Italy’s second largest manufacturer in the aerospace and defense sector. Due to

Finmeccanica’s involvement in the defense sector, the Government has decided to maintain a significant interest in the share capital of the company through the Ministry of Economy and Finance (approximately 32 per cent), retain a Golden Share, and limit the maximum ownership of any shareholder to 3 per cent.

     In December 2000, IRI transferred its interest in RAI, Italy’s state-owned broadcasting company, to the Ministry of Economy and Finance. As part of the liquidation plan, IRI also transferred its interest in Alitalia to the Ministry of Economy and Finance in 2001.

Government Real Estate Disposal Program

     The Government plans to dispose of its real estate assets to reduce the costs associated with owning those assets and to further reduce State debt. In its 2002 Stability and Growth Program, the Government estimated that the value of its real estate assets that could be disposed of in the short term was between €23 billion and €30 billion.

     In September 2001, the Government approved new legislation which substantially revised the real estate disposal program in light of the disappointing results attained in 2000 and early 2001. The program has been extended to all of the State’s real estate assets and includes a securitization program. The Government completed its first real estate securitization transaction in December 2001. The proceeds of this securitization transaction totaled €3.8 billion, €2.0 billion of which were paid to the Government in December 2001. However, following a decision by Eurostat relating to the methods of accounting for securitizations, Italy will be required to account for receipts in the three-year period 2002-2004 and not in 2001. In addition to the disposal of real estate assets by way of securitization, the Government completed disposals totaling approximately €1.5 million in 2001, compared to approximately €1.0 million in 2000.

     In 2002, the Government incorporated Patrimonio dello Stato S.p.A., a vehicle responsible for, among other things, managing the Government’s real estate disposal program. Patrimonio dello Stato S.p.A. generated approximately €5.2 billion from the sale of real estate assets in its first year. In 2002 and 2003, the Government intends to carry out securitizations of real estate assets generating proceeds of approximately €14 billion, subject to market conditions.

PUBLIC DEBT

General

     The Annual Financial Law and the Budget Law authorize the incurrence of debt by the Government. See “Public Finance — The Budget Process.” The Annual Financial Law sets a gross limit on issuances of Treasury securities other than Buoni Ordinari del Tesoro or BOTs, which are zero-coupon notes with a three-, six-, or twelve-month maturity. The Budget Law sets a net limit on all issuances of Treasury securities, excluding issuances to refinance outstanding Treasury securities. In addition to Treasury securities and borrowings, Italy’s public debt includes debt incurred by public social security agencies, regional and local governments and other authorities.

     The Treasury administers the public debt and the financial assets of Italy. The Bank of Italy provides technical assistance to the Treasury in connection with auctions for domestic bonds and acts as paying agent for Treasury securities.

     Italy’s public debt as a percentage of GDP remains the highest among the countries in the euro area. Although it has been steadily declining since 1994, the debt-to-GDP ratio was substantially higher than the 60 percent Maastricht reference value at the end of 2001. Italy’s debt-to-GDP ratio has decreased steadily from 124.3 per cent of GDP in 1994 to 109.9 per cent of GDP in 2001. The actual debt-to-GDP ratio for 2001, however, was 2.4 per cent higher than estimated in Italy’s 2001 Stability Program due primarily to low receipts from privatizations resulting from the weakness of the financial markets in 2001. The European Monetary Institute estimated in its 1998 Convergence Report that Italy should achieve the Maastricht target of a debt-to-GDP ratio of 60 per cent in 2016.

     The following table summarizes Italy’s public debt as at December 31 in each of the years 1997 through 2001, including debt represented by Treasury securities and liabilities to holders of postal savings.

Public Debt

	1997	1998	1999	2000	2001

		(millions of euro)
Debt incurred by the Treasury:
Short term bonds (BOT)(1)	156,099	137,774	119,643	102,093	113,809
Medium and long term bonds (initially incurred or issued in Italy)	999,885	1,029,444	1,037,914	1,039,341	1,062,054
External bonds (initially incurred or issued outside Italy)	59,800	55,506	58,397	70,048	80,082
Other Treasury borrowings	71	—	—	—	—

Total	1,059,686	1,084,950	1,096,311	1,109,389	1,142,136
Postal savings(2)	90,728	94,245	103,281	107,846	118,458
Debt incurred by:
Other State sector entities	46,673	28,734	23,270	18,454	9,408
Other general government entities	33,275	33,389	46,237	52,575	67,526

Total public debt	1,227,362	1,241,318	1,269,099	1,288,264	1,337,528
as a percentage of GDP	119.6	115.7	114.5	110.6	109.9
Treasury accounts(3)	(30,469)	(22,294)	(29,053)	(19,345)	(21,463)

Total public debt net of Treasury accounts	1,196,893	1,219,024	1,240,046	1,268,919	1,316,065

(1)	BOTs (Buoni Ordinari del Tesoro) are short-term, zero-coupon notes with a maturity of three, six or 12 months.

(2)	Postal savings are demand deposit accounts, as well as short- or medium-term deposit accounts and long-term certificates that may be withdrawn by the account owner prior to maturity with nominal penalties.

(3)	The line item “Treasury accounts” includes all the funds of the Treasury deposited with the Bank of Italy, including the sinking fund, supplied by privatizations. See “Monetary System — Monetary Policy.”

Source: Ministry of Economy and Finance

     Debt management continues to be geared towards lengthening the average maturity of public debt, which at December 31, 2001 was 5.8 years as compared to 5.7 years at December 31, 2000. The Government’s objectives with respect to the management of public debt are to minimize the cost of borrowing in the medium-term and to reduce the volatility of interest payments. In accordance with these objectives, the Treasury has, in the past, gradually increased the proportion of total Government bonds in circulation represented by fixed-rate securities, while reducing the proportion represented by floating rate and short-term securities, from approximately two-thirds to less than one third. However, as a result of the increase in medium- and long-term interest rates in 2001, the Treasury increased the proportion of short-term bonds issued.

     In January 1999, the Treasury redenominated all its negotiable lire public debt into euros. Since more than half of its external debt was denominated in the currencies of countries that joined the euro area, the introduction of the single currency has led to a significant reduction in exposure to exchange rate changes.

Summary of Internal Debt

     Internal debt is debt initially incurred or issued in Italy, regardless of the currency of denomination. The total internal public debt as at December 31, 2001 was €1,241,521 million, an increase of €38,980 from December 31, 2000. As of January 1, 1999, all newly issued internal debt has been denominated in euro. Prior to that time, all internal debt was denominated in lire or in ECU. The following table summarizes the internal public debt as at December 31 in each of the years 1997 through 2001.

Internal Public Debt

	1997	1998	1999	2000	2001

		(millions of euro)
Debt incurred by the Treasury:
Short Term Bonds (BOT)(1)	156,099	137,774	119,643	102,093	113,809
Medium and Long Term Bonds
CCT(2)	326,090	294,146	249,457	239,740	228,214
of which:
Floating rate	295,615	277,008	246,213	238,240	228,214
Fixed rate	11,040	4,144	—	—	—
CTE(3)	19,435	12,994	3,244	1,500	—
BTP(4)	435,627	508,707	586,316	635,092	671,454
CTZ(5)	81,988	88,817	82,498	62,416	48,577
Other Treasury borrowings	71	—	—	—	—

Total	999,885	1,029,444	1,037,914	1,039,341	1,062,054
Postal savings(6)	90,728	94,245	103,281	107,846	118,458
Internal bonds issued by:
FS(7)	12,203	4,906	4,390	3,486	1,549
ANAS(8)	6,826	7,350	2,107	1,238	—
Other State sector entities(9)	19,087	9,414	6,042	5,013	871
Other general government entities(10)	26,303	28,970	41,632	45,617	58,589

Total internal public debt(11)	1,155,032	1,174,329	1,195,366	1,202,541	1,241,521
Treasury accounts(12)	(30,469)	(22,294)	(29,053)	(19,345)	(21,463)

Total internal public debt net of Treasury account	1,124,563	1,152,035	1,166,313	1,183,196	1,220,058

(1)	BOTs (Buoni Ordinari del Tesoro) are short-term, zero-coupon notes with a maturity of three, six or 12 months.

(2)	CCT’s (Certificati di Credito del Tesoro) are medium- and long-term notes at a variable interest rate usually with a semi-annual coupon.

(3)	CTEs (Certificati del Tesoro denominated in ECU) were CCTs issued in ECU.

(4)	BTPs (Buoni del Tesoro Poliennali) are medium- and long-term notes that pay a fixed rate of interest, usually with a semi-annual coupon.

(5)	CTZs (Certificati del Tesoro Zero-Coupon), introduced in 1995, are zero-coupon notes with maturities of eighteen or twenty-four months.

(6)	Postal savings are demand deposit accounts, as well as short- or medium-term deposit accounts and long-term certificates that may be withdrawn by the account owner prior to maturity with nominal penalties.

(7)	FS bonds are securities issued by Ferrovie dello Stato S.p.A., or FS, the State railway entity.

(8)	ANAS (Azienda Nazionale per le Strade) bonds are securities issued by ANAS, the State Road Board.

(9)	Includes loans and securities issued by the Institute of Credit for Public Works (CREDIOP) and certain other entities. All indebtedness included in this line item is net of Treasury securities owned by such entities.

(10)	All indebtedness included in this line has been treated as floating debt in this “Public Debt” section. A small portion, however, may have had a maturity at issuance of one year or more or may have been incurred or issued abroad.

(11)	Does not include other internal debt incurred by FS, ANAS, Other State sector entities and other general government entities.

(12)	The line item “Treasury accounts” includes all the funds of the Treasury deposited with the Bank of Italy, including the sinking fund, supplied by privatizations. See “Monetary System — Monetary Policy.”

Source: Ministry of Economy and Finance

     The following table divides the internal public debt into floating debt and funded debt as at December 31 in each of the years 1997 through 2001. Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more.

	1997	1998	1999	2000	2001

		(euro in millions)
Floating internal debt(1)	175,132	171,762	183,148	183,427	220,357
Funded internal debt	979,900	1,002,567	1,012,218	1,019,114	1,021,164

Total internal public debt	1,155,032	1,174,329	1,195,366	1,202,541	1,241,521

(1)	Includes BOTs with a maturity at issuance of three and six months, postal savings and indebtedness of general entities not included in the State sector.

Source: Ministry of Economy and Finance

     Due to the rise in interest rates in 2001, the Treasury increased the proportion of short term bonds (BOT). As a result, after six consecutive years of reductions of the ratio of short-term bonds to total debt issued from 24.9 per cent in 1994 to 8.8 per cent in 2000, this ratio increased to 9.3 per cent in 2001. Net issues of medium and long term bonds in 2001 amounted to €13.9 million and net issues of short term bonds amounted to €11.3 million.

     On December 31, 2002, the Ministry of Economy and Finance issued to the Bank of Italy €15.4 billion of BTPs with interest rates ranging from 5.0 per cent to 6.5 per cent and maturing between 2012 and 2031 in exchange for €39.4 billion of outstanding 1.0 per cent BTPs maturing between 2014 and 2044 issued in 1994.

Summary of External Debt

     External debt is debt initially incurred or issued outside Italy, regardless of the currency of denomination. Total external public debt as at December 31, 2001 was €91,572 million, an increase of €11,692 million from December 31, 2000.

     The following table summarizes the external public debt as at December 31 in each of the years 1997 through 2001.

External Public Debt

	1997	1998	1999	2000	2001

		(euro in millions)
External Treasury Bonds	59,800	55,506	58,397	70,048	80,082
FS Bonds	7,870	1,981	1,862	1,683	1,741
ANAS Bonds	809	789	782	519	516
Other State sector entities	717	1,623	1,083	672	296

Total external public debt(1)	76,168	64,318	66,729	79,880	91,572

(1)	Does not include other external debt incurred by the FS and ANAS.

Source: Ministry of Economy and Finance

     The following table sets forth a breakdown of the external public debt, excluding external public debt of other State sector entities and other general government entities, by currency, as at December 31 in each of the years 1997 through 2001.

	1997	1998	1999	2000	2001

			(millions)
EMU currencies (including ECU)	40,939	31,103	20,770	21,496	25,310
Greek Drachmas(1)	—	20,000	100,000	—	—
British Pounds	400	700	700	1,305	2,505
Swiss Francs	1,300	2,300	3,800	5,800	6,800
U.S. Dollars	24,036	26,532	24,692	29,074	30,866
Japanese Yen	1,850,000	1,650,000	1,475,000	1,675,000	1,475,000

Total in euro	77,162	68,500	63,503	74,306	81,825

(1)	Greece joined the EMU on January 1, 2001.

Source: Ministry of Economy and Finance

     Although historically Italy has not relied heavily on external debt, the Treasury raised approximately US $62.9 billion by issuing bonds denominated in euro and non-EMU currencies during the period 1997 through 2001. As of September 30, 2002, external debt accounted for approximately 7.1 per cent of total public debt, of which approximately 3.8 per cent was denominated in EMU currencies and 3.3 per cent was denominated in non-EMU currencies. In 1998, Italy introduced a Euro Medium Term note program for a total of US $8 billion, increased the program to US$16 billion in 1999, US$24 billion in 2000 and US$32 billion. In 1999, the Government announced the adoption of a euro commercial paper program in the amount of €5 billion.

     In addition to its direct indebtedness, the Government also guarantees certain third-party indebtedness, such guarantees arising by operation of law. Under Italian commercial law, a sole shareholder guarantees the company’s indebtedness incurred while such joint stock company is wholly-owned by such shareholder. Such guarantee is limited to cases of insolvency of a joint stock company. Therefore, indebtedness of joint stock companies incurred during the period that such companies are or were wholly-owned by the Government is guaranteed by the Government by operation of law. In 1993, Parliament extended this provision to all of the preexisting indebtedness of the State holding companies converted to joint stock companies.

Debt Service

     The aggregate amount of scheduled repayments in respect of the principal amount on Treasury securities constituting external debt outstanding as at December 31, 2001 was as follows:

				2010
	2002	2003	2004-2009	and after

		(millions)
EMU currencies (including ECU) (in euro)	3,956	2,075	8,772	10,505
British Pounds	500	0	105	1,900
Swiss Francs	0	1,000	4,300	1,500
U.S. Dollars	2,575	6,366	12,675	9,250
Japanese Yen	100,000	150,000	675,000	550,000

Total in euro	8,567	11,274	32,079	29,904

Source: Ministry of Economy and Finance

Debt Record

     Since its founding in 1946, the Republic of Italy has never defaulted in the payment of principal or interest on any of its internal or external indebtedness.

TABLES AND SUPPLEMENTARY INFORMATION

Floating Internal Debt of the Treasury(1)
as of December 31, 2001
(millions of euro)

		Maturity	Outstanding
Title	Interest Rate	date	principal amount

BOT (3 months)	various	various	8,750
BOT (6 months)	various	various	34,558
Postal savings	floating	none	118,458

Total floating internal debt of the Treasury			160,967
Treasury accounts	floating	none	(21,463)

Total floating internal debt net of Treasury accounts			140,303

Funded Internal Debt of the Treasury(1)
as of December 31, 2001
(millions of euros)

			Outstanding
	Interest	Maturity	principal
Title	Rate (%)	Date	amount

BOT (12 months)	various	various	70,499
CCT
Floating rate	various	various	228,214
CTE	various	various	—
Total CCT	various	various	228,214
BTP of which: €40,519(1%) is Treasury overdraft	various	various	671,454
CTZ	various	various	48,577
Other Treasury borrowings	various	various	—

Total funded internal debt of the Treasury			1,018,744

(1)	Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more.

Source: Ministry of Economy and Finance

External Bonds of the Treasury
as of September 30, 2002

		Initial Public				Principal
		Offering			Original Principal	Amount	Equivalent
Title	Interest Rate(%)	Price	Date of Issue	Maturity Date	Amount	Outstanding	in euro

US$
$765,790,000	6.625%	97.915%	June 9, 1993	June 9, 2003	765,790,000	765,790,000	776,663,286
$2,000,000,000	6.0%	99.851%	Sep 27, 1993	Sep 27, 2003	2,000,000,000	2,000,000,000	2,028,397,566
$3,500,000,000	6.875%	98.725%	Sep 27,1993	Sep 27, 2023	3,500,000,000	3,500,000,000	3,549,695,740
$1,500,000,000	6.025%-6.88%	100.00%	Mar 5, 1996	Mar 5, 2004/12	1,500,000,000	1,500,000,000	1,521,298,174
$1,500,000,000	6.025%-6.88%	100.00%	Mar 5, 1996	Mar 5, 2004/12	1,500,000,000	1,500,000,000	1,521,298,174
$750,000,000	5.81%-6,70%	100.00%	Mar 5, 1996	Mar 5, 2002/10	750,000,000	750,000,000	760,649,087
$1,500,000,000	6.025%-6.88%	100.00%	Mar 5, 1996	Mar 5, 2004/12	1,500,000,000	1,500,000,000	1,521,298,174
$1,500,000,000	5.97%-6.25%	100.00%	Dec 20,1996	Dec 20, 2004/12	1,500,000,000	1,500,000,000	1,521,298,174
$2,000,000,000	6.0%	99.755%	May 29, 1998	May 29, 2008	2,000,000,000	2,000,000,000	2,028,397,566
$200,000,000	6.0%	101.625%	Oct 22, 1998	Oct 22, 2003	200,000,000	200,000,000	202,839,756
$3,000,000,000	5.0%	99.465%	Nov 20,1998	Nov 20, 2003	3,000,000,000	3,000,000,000	3,042,596,349
$2,000,000,000	7.25%	99.682%	Feb 2, 2000	Feb 2, 2005	2,000,000,000	2,000,000,000	2,028,397,566
$400,000,000	3 mth libor - 0.09%	100.05%	Apr 10, 2000	Apr 10, 2003	400,000,000	400,000,000	405,679,513
$1,000,000,000	5.125%	99.737%	Jan 16, 2001	Jan 16, 2004	1,000,000,000	1,000,000,000	1,014,198,783
$2,000,000,000	4.375%	98.007%	Jan 28, 2002	Oct 25, 2006	2,000,000,000	2,000,000,000	2,028,397,566
$2,000,000,000	5.625%	99.893%	Mar 1, 2002	June 15, 2012	2,000,000,000	2,000,000,000	2,028,397,566
$2,000,000,000	4.625%	99.594%	Mar 22, 2002	Jun 15, 2005	2,000,000,000	2,000,000,000	2,028,397,566
$300,000,000	3 mth libor - 0.065%	100.00%	Aug 1, 2002	Aug 1, 2007	300,000,000	300,000,000	304,259,635
$3,000,000,000	3.625%	99.721%	Sep 4, 2002	Sep 4, 2007	3,000,000,000	3,000,000,000	3,042,596,349
Euro
€1,000,000,000	3 mth libid	100.00%	Oct 30, 1990	Oct 30, 2005	1,000,000,000	1,000,000,000	1,000,000,000
€2,500,000,000	9.25%	98.16%	Mar 31, 1991	Mar 31, 2011	2,500,000,000	2,500,00,000	2,500,000,000
€1,000,000,000	6.0%	99.25%	Apr 2, 1997	Apr 2, 2004	1,000,000,000	1,000,000,000	1,000,000,000
€60,000,000	FRN/FX	99.61%	Oct 8, 1998	Oct 8, 2018	60,000,000	60,000,000	60,000,000
€300,000,000	Index linked	101.425%	Oct 15, 1998	Oct 15, 2018	300,000,000	300,000,000	300,000,000
€1,000,000,000	4.0%	99.342%	Oct 26, 1998	Oct 26, 2005	1,000,000,000	1,000,000,000	1,000,000,000
€1,000,000,000	CMS	99.95%	May 6, 1999	May 6, 2019	1,000,000,000	1,000,000,000	1,000,000,000
€300,000,000	Step- up	100.00%	May 13, 1999	May 13, 2009	300,000,000	300,000,000	300,000,000
€1,000,000,000	CMS	101.6%	June 28, 1999	June 28, 2029	1,000,000,000	1,000,000,000	1,000,000,000
€1,000,000,000	CMS	100.75%	Aug 30, 1999	Aug 30, 2029	1,000,000,000	1,000,000,000	1,000,000,000
€1,000,000,000	5.25	99.9515%	Mar 10, 2000	Mar 10, 2005	1,000,000,000	1,000,000,000	1,000,000,000
€28,000,000	Zero Coupon	Various	Apr 13, 2000	Various	28,000,000	28,000,000	28,000,000
€2,000,000,000	5.25%	99.915%	Jun 19, 2000	Jun 19, 2003	2,000,000,000	2,000,000,000	2,000,000,000
€2,000,000,000	4.75%	99.706%	Jan 23, 2001	Jan 23, 2006	2,000,000,000	2,000,000,000	2,000,000,000
€400,000,000	3 mth libor -- 0.06%	100.00%	Jan 22, 2002	Jan 22, 2012	400,000,000	400,000,000	400,000,000
Swiss Francs
Chf 300,000,000	Zero Coupon	30.873%	Dec 11, 1985	Dec 11, 2005	300,000,000	300,000,000	205,324,755
Chf 1,000,000,000	3.25%	102.25%	July 1, 1997	July 1, 2004	1,000,000,000	1,000,000,000	684,415,851
Chf 1,000,000,000	3.5%	102.9%	Sep 25, 1998	Sep 25, 2008	1,000,000,000	1,000,000,000	684,415,851
Chf 1,500,000,000	3.125%	99.825%	Jan 15,1999	July 15, 2010	1,500,000,000	1,500,000,000	1,026,623,777
Chf 1,000,000,000	3 mth libor -- 0.1%	100.06%	Mar 24, 2000	Mar 24, 2005	1,000,000,000	1,000,000,000	684,415,851
Chf 1,000,000,000	3.625%	100.82%	Jan 10, 2001	Jan 10, 2006	1,000,000,000	1,000,000,000	684,415,851
Chf 1,000,000,000	3.0%	100.18%	Feb 11, 2002	Aug 11, 2006	1,000,000,000	1,000,000,000	684,415,851
French Francs
FFR 5,000,000,000 (converted to €762,245,086)	5.875%	101.594%	July 2, 1997	July 2, 2007	5,000,000,000	5,000,000,000	762,245,086
Pounds Sterling
£400,000,000	10.50%	100.875%	Apr 28, 1989	Apr 28, 2014	400,000,000	400,000,000	250,600,000
£1,500,000,000	6.0%	98.565%	Aug 4, 1998	Aug 4, 2028	1,500,000,000	1,500,000,000	944,250,000

		Initial Public				Principal
		Offering			Original Principal	Amount	Equivalent
Title	Interest Rate(%)	Price	Date of Issue	Maturity Date	Amount	Outstanding	in euro

Dutch Guilder
NLG 1,250,000,000 (converted to €567,225,275)	6.25%	100.79%	May 29, 1997	May 29, 2012	1,250,000,000	1,250,000,000	567,225,275
Deutsche Marks
DM 2,000,000,000	3 mth libor + 0.0625%	99.887%	Dec 11, 1995	Dec 20, 2002/10	2,000,000,000	2,000,000,000	1,022,583,762.4
DM 3,000,000,000 (converted €1,533,875,644)	5.75%	101.663%	July 10,1997	July 10, 2007	3,000,000,000	3,000,000,000	1,533,875,644
DM 120,000,000 (converted €61,355,026)	Zero coupon	85.336%	Oct 12, 1998	Oct 12, 2003	61,355,026	61,355,026	61,355,026
Greek Drachmas
GRD 60,000,000,000 (converted to €176,082,000)	7.0% (stepdown)	100.9%	Feb 12, 1999	Feb 12, 2004	176,082,000	176,082,000	176,082,000
Japanese Yen
¥150,000,000,000	5.125%	99.98%	July 29, 1993	July 29, 2003	150,000,000,000	150,000,000,000	1,253,446,979
¥200,000,000,000	5.0%	99.54%	Dec 15, 1994	Dec 15, 2004	200,000,000,000	200,000,000,000	1,671,262,639
¥125,000,000,000	5.50%	100.00%	Dec 15, 1994	Dec 15, 2014	125,000,000,000	125,000,000,000	1,044539,149
¥150,000,000,000	3.8%	100.00%	Apr 4, 1996	Mar 27, 2008	150,000,000,000	150,000,000,000	1,253,446,979
¥225,000,000,000	3.75%	100.00%	June 8, 1995	June 8, 2005	225,000,000,000	225,000,000,000	1,880,170,469
¥125,000,000,000	4.5%	100.00%	June 8, 1995	June 8, 2015	125,000,000,000	125,000,000,000	1,044539,149
¥100,000,000,000	3.70%	100.00%	Nov 14, 1996	Nov 14, 2016	100,000,000,000	100,000,000,000	835,631,319
¥100,000,000,000	3.45% fixed rate	99.8%	Mar 24, 1997	Mar 24, 2017	100,000,000,000	100,000,000,000	835,631,319
¥100,000,000,000	3.45% fixed rate	99.8%	Mar 24, 1997	Mar 24, 2017	100,000,000,000	100,000,000,000	835,631,319
¥100,000,000,000	0.375%	99.8%	Apr 2, 2002	Oct 10, 2006	100,000,000,000	100,000,000,000	835,631,319

TOTAL OUTSTANDING							€68,672,680,288